Confidential Draft Submitted on February 21, 2014

As filed with the Securities and Exchange Commission on                     , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZOOSK, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7370	39-2053601
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

989 Market Street, Fifth Floor

San Francisco, California 94103

(415) 728-9598

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shayan Zadeh, Chief Executive Officer

Alex Mehr, President

Zoosk, Inc.

989 Market Street, Fifth Floor

San Francisco, California 94103

(415) 728-9598

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Cynthia C. Hess, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Eric R. Barnett, Esq. Yun Yun Huang, Esq. Zoosk, Inc. 989 Market Street, Fifth Floor San Francisco, California 94103 (415) 728-9598	Sarah K. Solum, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2014

PROSPECTUS

                              Shares

Common Stock

This is Zoosk, Inc.’s initial public offering. We are selling                     shares of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the shares will trade on             under the symbol “ZSK.” We are an “emerging growth company” as defined under federal securities laws and, as such, will be subject to reduced public company reporting requirements.

Investing in our common stock involves risks that are described in the “Risk  Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

The underwriters may also exercise their option to purchase up to an additional                   shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                         , 2014.

BofA Merrill Lynch	Citigroup	RBC Capital Markets

Oppenheimer & Co.		William Blair

The date of this prospectus is                     , 2014

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus we have prepared in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

ZOOSK, INC.

Overview

We are a leading global online dating platform with over 26 million members across 80 countries. We help our members date smarter by leveraging data generated by their actions on our platform. Our proprietary Behavioral Matchmaking engine continuously learns from the clicks, messaging and other actions of our members in order to deliver connections that are predicted to result in mutual attraction. These connections occur on our unified global platform, allowing our members to discover and communicate with each other from their mobile phones, tablets or personal computers. We provide our members with highly personalized online dating experiences through easy-to-use features and adaptive technology. We were the #1 grossing dating app and a top 25 grossing app on the iPhone in the United States as of December 31, 2013. Our solution is offered to our members worldwide through our single brand and is localized in 25 languages.

We launched in 2007 with the belief that online dating would become so common that people would simply think of it as dating. Traditionally, it was difficult for singles to discover and connect with each other because they were limited by social circles, geography and time. Today, online dating has significantly reduced these limitations and improved the opportunity for singles to connect. While online dating has increased the number of accessible singles, it has exacerbated the search problem of finding mutual attraction, which can be complex and time-consuming. According to the U.S. Census Bureau, there were over 100 million unmarried adults in the United States in 2012, and we estimate there to be over one billion unmarried adults worldwide.

Our Behavioral Matchmaking engine is self-learning and dynamically adapts based on member actions on our platform, such as sending a message, accepting a connection or expressing interest through certain premium features. Our technology processes these actions to present potential connections that are predicted to result in mutual attraction. As we collect more data, our algorithms are continuously refined to enhance the effectiveness of our solution for all our members.

Our solution is easy to use and fun for our members. Once a member enters his or her email address and basic information, he or she can discover and connect with other members right away. Our Behavioral Matchmaking engine then starts to capture data, learn preferences and personalize the experience for that member. We offer our members multiple, distinct discovery tools such as Carousel, Search and SmartPick—all powered by our Behavioral Matchmaking engine. These tools and other features, such as Boost and chat, provide our members multiple ways to interact with each other.

We believe our solution is well suited for mobile devices. Our intuitive mobile interface and “one-touch” features allow our members to engage with our platform throughout their day. The availability of our platform across mobile phones, tablets and personal computers enables our members to seamlessly move between devices, increasing the opportunities for member engagement and real-time interactions. During 2013, members using mobile devices had an average of 32% more sessions per day than members using personal computers. We were the #1 grossing dating app and a top 25 grossing app on the iPhone in the United States as of December 31, 2013 and our Android app has been downloaded over ten million times.

We generate revenues from subscriptions as well as virtual currency. Our member base has experienced rapid growth and we intend to continue to scale our investments in marketing and focus our efforts on the acquisition of new members and subscribers. Our number of members grew from over 18 million as of December 31, 2012 to over 26 million as of December 31, 2013. During the same period, our number of subscribers grew from approximately 483,000 to approximately 650,000. Our total revenues grew by 63% from $109.1 million to $178.2 million in 2012 and 2013, respectively. We had net losses of $20.7 million and $2.6 million in 2012 and 2013, respectively.

Industry Overview

Dating is typically episodic. A person may be single or in a relationship multiple times and for varying periods of time. Traditionally, the ability for singles to meet was limited by social circles, geography and time. Today, technology, mobile devices and the Internet have significantly reduced these limitations and improved the opportunity for singles to connect. At the same time, social acceptance of online dating has increased, resulting in more singles embracing online dating as a fun and effective way to meet other singles.

While online dating has increased the number of accessible singles, it has created a search problem that requires users to look through a large pool of potential candidates in hopes of finding mutual attraction. Some dating websites have tried to solve this search problem through user-generated search constraints to narrow the number of potential matches. Other dating websites have applied psychology-based methods to attempt to eliminate the need for search altogether by recommending potential matches based on lengthy compatibility-based questionnaires. These websites rely on time-consuming processes and potentially inaccurate self-assessments, producing static, predefined results. Others attempt to solve the search problem by limiting their members to particular religions, ages, careers, education levels or even food preferences.

Thousands of online dating websites and apps have been created, resulting in a highly fragmented marketplace. However, few reach a critical mass of members. According to IBISWorld, only five online dating companies had more than 1% market share of the U.S. dating services market in 2013.

The U.S. online dating market is estimated to be $2.1 billion, according to IBISWorld. The global online dating market is significantly larger as this estimate does not take into account international markets. Also, we believe the proliferation of mobile devices in both U.S. and international markets will further drive the scale and growth of online dating.

Our Opportunity

We believe that there is a significant opportunity to help singles date smarter by leveraging behavioral data. Technology platforms such as Amazon, Netflix and Pandora have successfully used data generated by the actions of their customers to enhance their services and offer recommendations predicted to appeal to each individual customer.

We have applied this behavior-based approach to online dating. By leveraging behavioral data, we are able to address the complex and time-consuming search problem created by the increased number of accessible singles made possible by online dating. Our data-driven approach provides predictions of mutual attraction to help members discover and connect with other members.

Our Solution

We provide our members with highly personalized online dating experiences through easy-to-use features and adaptive technology. We believe our platform provides the following benefits to our members:

•	Personalized. We create a personalized experience for each and every member. While other online dating websites often bucket their users into predefined, static groups, our Behavioral Matchmaking engine dynamically processes, learns and adapts to each member’s unique actions on our platform.

•	Easy. We make it easy for our members to get started quickly and focus on engaging with other members. After providing an email address and basic information, members can discover and connect with other members right away.

•	Mobile. The availability of our platform across mobile phones, tablets and personal computers enables our members to seamlessly move between devices, increasing the opportunities for member engagement and real-time interactions.

•	Flexible. Our platform can be used by members throughout their dating lives. We have members who range from 18 to over 90 years old. We seek to form long-term relationships with our members so they return to our platform each time they are looking for a new dating relationship.

•	Global. Our global platform serves members across 80 countries in 25 languages and accepts payments in 55 currencies. In 2013, 49% of our total revenues were international, and 62% of our members were international at the end of the year.

•	Authentic. We believe that the authenticity and quality of member profiles is important in creating an engaging and meaningful online dating experience for our members. Our member operations team is dedicated to managing the quality of member profiles by reviewing profile content for compliance with our terms and policies.

Our Competitive Strengths

•	Product focus. We aim to provide the most useful and powerful matching technology. Although our matching technology is complex, our interface provides a simple and intuitive way for members to find potential connections.

•	Proprietary technology. We typically process and analyze over 45 million member actions per day through our Behavioral Matchmaking engine to dynamically address each member’s preferences at scale.

•	Efficient global platform. We have a single platform that allows our members to access our product through their mobile phones, tablets and personal computers across 80 countries and in 25 languages.

•	Optimized for mobile. Our product is designed to be easy to use on small screens and enables members to sign up, engage and pay with their mobile devices. During 2013, 41% of our first-time subscriptions were purchased using mobile devices.

•	Large member base. Our platform served over 26 million members globally as of December 31, 2013. Our members have a large pool of singles with whom they can interact and be matched. As we collect more data from these actions, our algorithms are further refined to enhance the effectiveness of our solution for all our members.

•	Data-driven business operations. We perform extensive data analysis to make decisions and improve operations across multiple functions of our company, including marketing, product development, member operations, finance and human resources.

Our Strategy

We intend to continue to strengthen our position as a leading global online dating platform. We have over 26 million members and intend to grow our member base with the following key strategies:

•	Product innovation. We seek to continuously improve our products through enhancements to our Behavioral Matchmaking engine, user interface and features.

•	Mobile leadership. We intend to continue to develop and introduce mobile-optimized features that allow members to quickly view potential connections and express interest through a single touch.

•	Return-focused advertising. We seek to optimize for total return on advertising spend by frequently analyzing and adjusting this spend to focus on channels and markets that generate a high return.

•	Brand building. We plan to further increase our brand awareness and build trust with our members through increased public relations, social media and advertising.

•	Long-term member engagement. We will continue to make it easy for our members to return and receive an optimal experience each time they are looking for a new dating relationship.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	our limited operating history makes it difficult to evaluate our current business and future prospects;

•	we have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability in the future;

•	if we fail to retain existing members and subscribers or add new members and subscribers, or if our members and subscribers decrease their level of engagement with our platform, our business may be adversely affected;

•	we spend significant amounts on advertising campaigns to acquire new members and subscribers, which may not be successful or cost-effective;

•	the market in which we participate is fragmented and highly competitive and if we do not compete effectively, our prospects, operating results and financial condition could be adversely affected;

•	our number of members is significantly higher than our number of subscribers, and our business will be harmed if we are unable to convert non-paying members to subscribers;

•	changes to the standard terms, conditions and policies of third-party platforms that distribute our apps, such as Apple, Facebook and Google, could adversely affect our business;

•	if use of our platform on mobile devices does not continue to grow or we are unable to continue to successfully deliver and monetize our platform on mobile devices, our business could be harmed; and

•	our quarterly operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our common stock to decline.

Corporate Information

We were incorporated in the State of Delaware in April 2007. Unless expressly indicated or the context indicates otherwise, as used in this prospectus, the terms “Zoosk,” “we,” “us” and “our” refer to Zoosk, Inc., a Delaware corporation, and, where appropriate, its subsidiary taken as a whole. Our principal executive offices are located at 989 Market Street, Fifth Floor, San Francisco, California 94103 and our telephone number is (415) 728-9598. Our website address is www.zoosk.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Zoosk, the Zoosk logo and other registered or common law trade names, trademarks or service marks of Zoosk appearing in this prospectus are the property of Zoosk. This prospectus contains additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	shares

Underwriters’ option to purchase additional shares offered by us	shares

Common stock to be outstanding immediately after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, which may include marketing activities, working capital, product development, general and administrative matters and capital expenditures. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed symbol	ZSK

The number of shares of our common stock to be outstanding after this offering is based on 46,352,452 shares of our common stock outstanding as of December 31, 2013, and excludes:

•	7,133,825 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, with a weighted-average exercise price of $2.72 per share;

•	511,970 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2013, with a weighted-average exercise price of $1.84 per share;

•	4,503,750 shares of common stock issuable upon the exercise of options granted between December 31, 2013 and February 20, 2014, with an exercise price of $5.86 per share; and

•

                     shares of common stock reserved for future issuance under our equity compensation plans as of December 31, 2013, consisting of (a) 3,765,724 shares of common stock reserved for future issuance under our 2007 Stock Plan (which reserve: (i) includes the options to purchase shares of our common stock granted after December 31, 2013 and (ii) excludes an increase to the reserve of 2,000,000 shares of our common stock in February 2014), (b)                      shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with the completion of this offering, and (c)                      shares of

common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. In connection with the completion of this offering, any remaining shares available for issuance under our 2007 Stock Plan will be added to the shares reserved under our 2014 Equity Incentive Plan, and we will cease granting awards under our 2007 Stock Plan. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws in connection with the completion of this offering;

•	the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2013 into an aggregate of 31,822,227 shares of common stock in connection with the completion of this offering;

•	the automatic conversion of outstanding warrants exercisable for shares of our convertible preferred stock as of December 31, 2013 into warrants exercisable for 455,830 shares of common stock in connection with the completion of this offering;

•	no exercise of outstanding stock options or warrants subsequent to December 31, 2013, except for the exercise of an outstanding warrant for an aggregate of 31,852 shares of our common stock on or prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data presented below for 2011, 2012 and 2013 and the consolidated balance sheet data presented below as of December 31, 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$	94,487	$	103,751	$	153,882
Virtual currency		2,748		5,376		24,350

Total revenues		97,235		109,127		178,232
Cost of revenues(1)		13,945		18,600		25,347

Gross profit		83,290		90,527		152,885
Operating expenses(1):
Marketing		81,137		92,708		128,686
Research and development		6,147		10,276		14,849
General and administrative		5,778		6,340		9,556

Total operating expenses		93,062		109,324		153,091

Loss from operations		(9,772)		(18,797)		(206)
Other expense, net:
Interest expense		(1,979)		(1,322)		(906)
Other expense, net		(476)		(540)		(1,512)

Net loss	$	(12,227)	$	(20,659)	$	(2,624)

Net loss per common share—basic and diluted(2)	$	(0.86)	$	(1.44)	$	(0.18)

Weighted-average common shares used to compute net loss per common share—basic and diluted(2)		14,259		14,374		14,457

Pro forma net loss per common share—basic and diluted(2) (unaudited)					$	(0.06)

Pro forma weighted-average shares used to compute pro forma net loss per common share—basic and diluted(2) (unaudited)						46,279

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2011		2012		2013
	(in thousands)
Cost of revenues	$	48	$	87	$	118
Marketing		159		105		179
Research and development		356		587		777
General and administrative		391		541		858

Total	$	954	$	1,320	$	1,932

(2)	See Note 2 of the notes to our consolidated financial statements for a description of the method used to compute net loss per common share—basic and diluted, and pro forma net loss per common share—basic and diluted.

	As of December 31, 2013
	Actual		Pro Forma(1)		Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	20,530	$	20,530	$
Working capital (deficit)		(28,554)		(28,554)
Total assets		38,601		38,601
Deferred revenue		21,992		21,992
Notes payable, current and non current portion, net of discount		7,940		7,940
Capital lease obligation, current and non current portion		4,554		4,554
Other long-term liabilities		4,518		1,890
Convertible preferred stock		61,122		—
Total stockholders’ (deficit) equity		(28,809)		(26,181)

(1)	The pro forma column reflects (i) the automatic conversion of all outstanding shares of convertible preferred stock into 31,822,227 shares of common stock and (ii) the resulting reclassification of the preferred stock warrant liability from other long-term liabilities to additional paid-in capital, each to be effective in connection with the completion of this offering.
(2)	The pro forma as adjusted column reflects all adjustments included in the pro forma column and gives effect to (i) the exercise of an outstanding warrant for an aggregate of 31,852 shares of our common stock on or prior to the completion of this offering and (ii) the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital (deficit), total assets and total stockholders’ (deficit) equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of December 31,
	2011	2012	2013
	(in thousands)
Other Data:
Members(1)	11,606	18,150	26,390
Subscribers(1)	316	483	650

(1)	For a definition of members and subscribers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.” For a discussion of certain limitations on our member and subscriber metrics, see “Industry Data and Company Metrics.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We were founded in 2007 and have a limited history operating our business at its current scale, which makes it difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Although we have experienced significant revenue growth rates in recent periods, you should not rely on our historical growth rates as an indication of future growth rates. We have encountered and will continue to encounter risks and difficulties as our company and our industry evolve. If we do not address these risks successfully, our business and operating results will be adversely affected, and our stock price could decline. Further, we operate in a rapidly evolving market. As such, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability in the future.

We have incurred net losses in all fiscal years since our inception, including net losses of $12.2 million, $20.7 million and $2.6 million in 2011, 2012 and 2013, respectively. As of December 31, 2013, we had an accumulated deficit of $95.6 million. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to increase our marketing expenditures to broaden our member and subscriber base and brand awareness, enhance our platform and its features and functionality, expand our operations, hire additional employees and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset these higher expenses. Growth of our revenues may slow or revenues may decline for a number of possible reasons, including slowing demand for our platform, decreasing return on our advertising spend, increasing competition or decreasing growth of our overall market. If we are unable to meet these risks and challenges as we encounter them, our business may suffer. If we do achieve profitability, we may not be able to sustain or increase such profitability.

If we fail to retain existing members and subscribers or add new members and subscribers, or if our members and subscribers decrease their level of engagement with our platform, our business may be adversely affected.

The scale and engagement of our member and subscriber base are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging members and subscribers. If people do not perceive our platform to be useful, reliable and trustworthy, we may not be able to attract or retain members or subscribers or maintain or increase the frequency and duration of their engagement. We may experience an erosion of our member and subscriber base or engagement levels. Our member and subscriber behavior has changed over time and can be difficult to predict, particularly as we introduce new, and modify existing, features and functionality. Any number of factors could negatively affect the size and engagement of our member and subscriber base, including if:

•	we are unable to maintain a sufficient member base in certain regions and among certain demographics, making our platform less useful to existing and prospective members in those regions and demographics;

•	our Behavioral Matchmaking engine does not recommend relevant connections for our members and subscribers or if we are unable to continue to refine or improve our technology to ensure members and subscribers are presented with potential connections that are relevant to them or there are changes in member and subscriber sentiment about the quality or usefulness of our platform;

•	technical or other problems prevent us from delivering our platform and its features in a rapid and reliable manner or otherwise negatively affect the member and subscriber experience;

•	we are unable to continue to develop products for mobile devices that members and subscribers find engaging or that work with a variety of mobile operating systems and networks;

•	members increasingly engage with our competitors’ products or services or other products or services;

•	our pricing policies or the pricing policies of our competitors change;

•	there are changes in member and subscriber or the general public’s concerns related to privacy and sharing, safety, security or other factors;

•	we fail to provide adequate customer service to members and subscribers;

•	we or other companies in our industry are the subject of adverse media reports or other negative publicity; or

•	there are adverse changes in our services that are mandated by legislation, regulatory authorities or litigation.

Any decrease in the size or engagement of our member or subscriber base could render our platform less attractive to current and potential members and subscribers, which may have a materially adverse impact on our business, financial condition and operating results.

If our current members disengage with our platform, if current subscribers do not renew their subscriptions, or if our former members and subscribers do not return to our platform, our business will be harmed.

We must continually add new members and subscribers to replace members or non-renewing subscribers and to grow our member and subscriber base. Subscribers may choose not to renew their subscriptions for many reasons, including changes in a subscriber’s relationship status, a desire to use a service offered by one of our competitors or dissatisfaction with our platform. Dating is, by nature, episodic, and our members and subscribers periodically stop engaging with our platform when they enter into a relationship and may reengage or return to our platform after the relationship ends. If the rate at which our members reengage or our subscribers renew their subscriptions decreases, or if our former members and subscribers do not return to our platform when they are looking for a new dating relationship, our business, financial condition and operating results may be adversely affected.

If we fail to recommend connections to our members and subscribers that result in mutual attraction, we may fail to retain existing members and attract new and former members.

We are continually refining our proprietary Behavioral Matchmaking engine to improve our suggested connections and the usefulness of our platform to our members and subscribers. We may experience difficulty in refining and improving our Behavioral Matchmaking engine, whether due to unforeseen delays or difficulties in the development process or otherwise.

If our Behavioral Matchmaking engine does not recommend connections for our members and subscribers that result in mutual attraction or if we are unable to continue to refine or improve our technology, our platform may fail to meet the expectations of our members and subscribers or otherwise be useful to them. Any resulting decrease in member and subscriber satisfaction could lessen our ability to retain existing members and subscribers and attract new and former members and subscribers, which could have a material adverse effect on our business.

If members’ profiles are outdated, inaccurate or incomplete, our members may not be able to realize the full potential of our platform, which could adversely affect the growth of our business.

The value of our platform to our members will decrease if our members’ profiles are outdated, inaccurate or incomplete. Outdated, inaccurate or incomplete profiles could diminish the ability of our members to find relevant potential connections, such as by impairing the ability of our Behavioral Matchmaking engine to suggest relevant connections. If a significant number of our members do not update their information or provide accurate and complete information when they join our platform, other members may become dissatisfied with our platform, our brand may be negatively affected and our member engagement and member and subscriber base could decline.

We spend significant amounts on advertising campaigns to acquire new members and subscribers, which may not be successful or cost-effective.

We acquire many of our members through paid marketing channels. In 2012 and 2013, marketing expenses were $92.7 million and $128.7 million, respectively, representing 85% and 72% of our total revenues, respectively. We expect to continue to spend significant amounts to acquire additional members and subscribers. In order to maintain our current revenues and grow our business, we need to continually optimize advertising campaigns aimed at acquiring new members and subscribers. Our success in these efforts depends, in part, upon our continued ability to promote our platform on third-party websites, such as Facebook and Google, to whom we pay fees to advertise our platform. If one of our advertisers to which we direct considerable online advertising expenditures, such as Facebook or Google, were to increase their fees, change their interface or experience disruptions in service, we may incur additional advertising expenses to acquire members and subscribers. If our advertising spend increases, the return on our advertising campaigns may be lower than we anticipate regardless of the revenues generated by new subscriptions, and our growth rate and operating results may be adversely affected.

If any significant third-party websites or platforms on which we advertise lose their market position or otherwise fall out of favor with consumers or other factors cause their user bases to stop growing or shrink, we may need to identify alternative channels for advertising and promoting our platform, which would consume substantial resources and may not be effective, or available at all.

While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage individuals to join our platform and purchase subscriptions, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing, accurately predict member acquisition or fully understand or estimate the conditions and behaviors that drive member behavior. If for any reason any of our advertising campaigns prove less successful than anticipated in attracting members and subscribers, we may not be able to recover our advertising spend, and our rate of member and subscriber acquisition may fail to meet market expectations, either of which could have an adverse effect on our business.

In addition to paid advertising channels, we rely on Internet search engines, such as Google, Bing and Yahoo, to direct traffic to our website, including our mobile website. If search engine companies change their search methodologies or if our competitors’ search engine optimization efforts are more successful than ours, the growth of our member and subscriber base could be adversely affected.

The market in which we participate is fragmented and highly competitive. If we do not compete effectively, our prospects, operating results and financial condition could be adversely affected.

The online dating industry is intensely competitive and has few barriers to entry. We primarily compete with large online dating websites and apps in the United States and internationally, such as Match.com, eHarmony.com and Meetic.com. We also face competition from numerous smaller companies in the online dating market, including a large number of free websites and apps. Our competitors may enjoy competitive advantages, such as greater name and brand recognition, longer operating histories, substantially greater market share, large existing user bases, better competitive positions in certain geographic regions or user demographics, and substantially greater financial, technical and other resources. These factors may allow our competitors to offer products and services similar to ours at a lower price, develop different products and services to compete with us and respond more quickly and effectively than we do to new or changing opportunities, technologies, market conditions and user preferences. These competitors may also engage in more extensive research and development efforts, undertake more far-reaching advertising campaigns and adopt more aggressive pricing policies that may allow them to build larger user bases. Our competitors may develop products or services that are equal or superior to ours or that achieve greater market acceptance than ours. In addition, new and different types of social discovery may also increase in popularity at the expense of online dating. These activities could attract members and subscribers away from our platform, reduce our market share and have a material adverse effect on our business, operating results and financial condition.

New competitors, business models and products and services are likely to emerge. If we are not able to compete effectively against our current or future competitors, the size and level of engagement of our member and subscriber base may decrease, which could materially and adversely affect our business, operating results and financial condition.

Our quarterly operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our common stock to decline.

Our quarterly operating results and other operating metrics have historically fluctuated and may continue to fluctuate from quarter to quarter. We expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	the timing, size and effectiveness of our advertising campaigns to acquire new members and subscribers;

•	our ability to maintain or increase the size and engagement of our member and subscriber base, including our ability to maintain or increase the rate at which we attract new subscribers, the duration of subscriptions they purchase and the number and frequency of repeat subscribers;

•	our ability to convert members to subscribers;

•	levels of virtual currency purchases;

•	increases or decreases in our revenues and expenses caused by fluctuations in foreign currency exchange rates;

•	increases in and timing of marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	the rate of growth in mobile usage and our ability to monetize through our mobile apps;

•	the development and introduction of new products and services by us or our competitors;

•	pricing pressure as a result of competition or otherwise;

•	interruptions or outages in our data centers and other technical infrastructure;

•	failures or breaches of security or privacy, and the costs associated with remediating any such failures or breaches;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	changes in the legislative or regulatory environment, such as with respect to privacy;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our operating results. As a result, comparing our quarterly operating results may not be meaningful.

In addition, in future periods, seasonal variations in member and subscriber behavior may cause fluctuations in our financial results. We may experience seasonal variation in member and subscriber acquisition and engagement during certain vacation and holiday periods. We may also incur higher marketing expenditures during the fourth quarter of each calendar year due to the higher cost of advertising during the holiday season. While seasonal trends may affect our quarterly operating results, our recent growth may have overshadowed these effects.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of any analysts that cover our company or investors with respect to revenues or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our number of members is significantly higher than our number of subscribers. If we are unable to convert non-paying members to subscribers, if former subscribers do not return to our platform or if existing subscribers do not renew their subscriptions, our business may be adversely affected.

Our business model depends in part on attracting and maintaining a large member base and converting non-paying members to subscribers. It also depends on former subscribers returning to our platform when they are looking for a new dating relationship and existing subscribers renewing their subscriptions. We generate revenues primarily through subscription sales to our subscribers, who constitute a relatively small portion of our overall member base, as well as through sales of virtual currency to our members and subscribers. Subscription fees accounted for 95% and 86% of our total revenues in 2012 and 2013, respectively. If we are unable to convert non-paying members to subscribers, if former subscribers do not return to our platform when they are looking for a new dating relationship or if existing subscribers do not renew their subscriptions, our business may be adversely affected.

Changes to the standard terms, conditions and policies of third-party platform providers that distribute our apps, such as Apple, Facebook and Google, could adversely affect our business.

We depend on third-party platform providers to allow members to locate and download our apps that enable access to our platform, facilitate payments through our mobile apps and streamline member registration. A substantial number of our members and subscribers choose to engage with our platform through mobile apps downloaded from third-party app stores, such as the Apple App Store and Google Play. Apple also provides payment processor services for members who purchase subscriptions or virtual currency through our iOS mobile apps. We are subject to the standard terms, conditions and practices of these platform providers for app developers, which govern the promotion, distribution, operation and use of our apps downloaded from their respective platforms. Platform providers have broad discretion to change their standard terms and conditions and have the right to prohibit a developer from distributing apps on their platform if the developer violates the standard terms and conditions. In addition, platform providers can change their policies or interpretations of their standard terms and conditions. Our business could suffer materially if platform providers change their standard terms and conditions, interpretations or other policies and practices in a way that is detrimental to us or if platform providers determine that we are in violation of their standard terms and conditions and prohibit us from distributing our apps on their platforms. For instance, currently Apple charges a commission on purchases and subscriptions made through its App Store. If other third-party platform providers begin imposing a fee for sales through their platform, our marketing costs could increase, which could have an adverse impact on our operating results. Moreover, if we are unable to maintain a good relationship with these platform providers, our business and operating results could be adversely affected. For example, our business would be harmed if these platform providers:

•	discontinue, limit or restrict access to their platforms by us or our apps;

•	modify their terms of service or other policies, including restrictions on app developers;

•	increase or impose commissions on subscription or virtual currency sales through their platforms;

•	establish more favorable relationships with one or more of our competitors;

•	develop their own competitive offerings; or

•	impose fees associated with access to and use of their platforms.

When a new member registers for our platform using a third-party social network, such as Facebook, our platform may collect information from the social network to enable the member to quickly and easily create a profile. We also use notification systems provided by or through third-party platforms and social networks to provide certain communications to our members, such as mobile app notifications. Our business could be harmed if these social networks or platforms change their terms and conditions relating to how information of their users may be shared with us on or through their platforms, change their notification features or capabilities, or restrict how their users can share information with friends on these platforms or across other platforms, which could impact member acquisition, the quality of member profiles and member engagement.

Our email and text message campaigns are an important means to drive member and subscriber engagement. Disruptions in, restrictions on or any increase in the costs associated with the sending or receipt of emails or text messages or a decrease in member and subscriber willingness to receive emails and text messages could adversely affect our revenues and business.

Our email and text message campaigns are an important means to drive member and subscriber engagement. We send a large volume of emails and text messages to members and subscribers notifying them of a variety of activities on our platform, such as new connections. We also rely on the use of email and text messages as a part of our registration and validation processes. Because of the importance of email and text messages to our business, if we are unable to successfully deliver emails or text messages to our members and subscribers or if members and subscribers consistently decline to open our emails or text messages, our business could be adversely affected.

We also face a risk that service providers or email applications may block bulk message transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or text messages to our members and subscribers. Third parties may also block our emails as spam, impose restrictions on our emails or text messages, or start to charge for the delivery of emails through their email systems. In addition, changes in how webmail applications organize and prioritize email may reduce the number of members and subscribers opening our emails. For example, Google’s Gmail service recently introduced a new feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a member’s or subscriber’s inbox or viewed as “spam” by our members and subscribers and may reduce the likelihood of that member or subscriber opening our emails.

Email communications and advertising may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or personal information or interruptions or delays in email service. For example, in the United States, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”) establishes certain requirements for the distribution of “commercial” email messages and provides for penalties for transmission of commercial email messages that are intended to deceive the recipient as to source or content. In addition, some states have passed laws regulating commercial email practices that are, in some cases, significantly more punitive and difficult to comply with than the CAN-SPAM Act. For instance, we are currently involved in a class action lawsuit asserting claims under California’s anti-spam statute relating to an email advertising campaign that was carried out by a third-party. Such legal claims, if successful, might result in substantial costs and the diversion of resources or limit or prohibit our ability to send emails.

Text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. For example, the Telephone Consumer Protection Act of 1991 (the “TCPA”) restricts telemarketing and the use of automatic SMS text messages without proper consent. The Federal Trade Commission (“FTC”) has guidelines that impose responsibilities on companies with respect to communications with consumers, such as text messages, and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive. Furthermore, a number of states and countries have enacted statutes that address telemarketing through SMS text messages. Restrictions on marketing through text messages are enforced in the United States by the FTC, the Federal Communications Commission (“FCC”), state agencies and through the availability of statutory damages and class action lawsuits for violations of the TCPA or similar laws. The scope and interpretation of the laws that are or may be applicable to our use of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could be harmed, and we may be forced to implement new marketing methods, which may be costly or ineffective.

Without the ability to deliver emails and text messages to members and subscribers, we may have limited means of maintaining contact with our members and subscribers and inducing them to use our platform. Due to the importance of email and text messages to our business, any disruptions or restrictions on the distribution or receipt of emails or text messages or increase in the associated costs could have a material adverse effect on our business and operating results.

If use of our platform on mobile devices does not continue to grow or we are unable to continue to successfully deliver and monetize our platform on mobile devices, our business could be harmed.

Our future success depends in part on the continued growth in the use of our platform on mobile devices by our members and subscribers and our continued ability to deliver and monetize our platform on mobile devices. The use of mobile technology may not continue to grow at historical rates, and singles may not continue to use mobile technology for online dating. Further, mobile technology may not be accepted as a viable long-term platform for a number of reasons, including actual or perceived lack of security of information and possible disruptions of service or connectivity. In addition, traffic on our mobile apps may not continue to grow if we do not continue to innovate and introduce enhanced products on mobile platforms or if members believe that our competitors offer superior mobile products. If use of our platform on mobile devices does not continue to grow, or declines, our business and operating results could be harmed.

If we are unable to expand our apps to new devices and third-party platforms, our business could be adversely affected.

The number of people who access online services through mobile phones and tablets offered by various third parties has increased dramatically in the past few years. As new devices and new third-party platforms are continually being released, it is difficult to predict the challenges we may encounter in developing new versions of our apps for use on these alternative devices and third-party platforms, and we may need to devote significant resources to the creation, support and maintenance of our apps on such devices and third-party platforms. If we are unable to successfully expand the devices and third-party platforms on which our services are available or if the apps that we create for alternative devices and third-party platforms are not compelling to our members or subscribers, our business will suffer.

Our future performance depends in part on the continued functionality and support of third-party operating systems, platforms and browsers, which affect how members interact with our platform.

We are dependent on the interoperability of our platform with popular mobile operating systems that we do not control, such as Google’s Android and Apple’s iOS. Any changes in such systems that degrade the functionality of our platform or give preferential treatment to competitive products and services could adversely affect our business. We also rely on the continued functioning of the app stores of these platform providers because a portion of our revenues is derived from subscription and virtual currency sales through these platforms. Members who purchase subscriptions or virtual currency from some of these platforms are required to use these platforms to enable or disable automatic renewals of their subscriptions, change the payment method they use for their purchases, cancel their subscriptions and set certain other preferences. In the event that these platforms are unavailable or if in-app purchasing or preference setting functionality from these platforms is non-operational for a prolonged period of time, our members and subscribers could become dissatisfied with our platform, which could negatively affect our brand and have a material adverse effect on our revenues and operating results.

We also depend on various Internet web browsers, such as Internet Explorer, Chrome, Firefox and Safari, to allow our members to access our platform. If Internet web browsers’ features or specifications are modified in such a way that make them incompatible with our platform or harder for our members and subscribers to use our platform, overall growth in our member and subscriber base could slow, member and subscriber engagement could decrease, and we could lose existing members and subscribers, which would negatively impact our business.

Our business depends on a strong brand. If events occur that damage our reputation and brand, we may be unable to maintain and grow the size and engagement of our member and subscriber base, and our business and financial results may be harmed.

We believe that maintaining, protecting and enhancing our reputation and brand is critical to expanding our member and subscriber base and engagement with our platform. Maintaining, protecting and enhancing our brand will depend largely on our ability to continue to provide high-quality, useful and innovative services, features and functionality. If members do not perceive our platform to be of high quality, the value of our brand could diminish, thereby decreasing the attractiveness of our platform to members and prospective members. We also believe that our reputation and brand may be harmed if we fail to maintain a consistently high level of customer service.

Our reputation and brand could also be negatively affected by the actions of members that are hostile, inappropriate or illegal, whether on or off our platform, or by members with inaccurate profile information. In addition, members and subscribers may become dissatisfied with our billing policies, our handling of personal data or other aspects of our platform. If we fail to adequately address these or other member complaints, negative publicity about us or our platform could diminish confidence in and the use of our platform. Maintaining, protecting and enhancing our reputation and brand may require us to make substantial investments, and these investments may not be successful. Our reputation and brand are also important to attracting and maintaining high-performing employees. If we fail to successfully promote and maintain our reputation and brand or if we incur significant expenses in this effort, our business and financial results may be adversely affected.

Misuse of our platform or actions off our platform could damage our reputation and our brand, which in turn could adversely affect our business or financial condition.

Our platform could be used to facilitate illegal or dishonest activities and behavior. Illegal or dishonest activities and behavior by our members could injure our other members and may jeopardize our reputation and the integrity of our brand. Members could also post fraudulent profiles or create false or unauthorized profiles on behalf of other, non-consenting parties. This behavior could subject us to liability or lead to negative publicity that could damage our reputation and the reputation of the online dating industry.

The nature of online dating is such that we cannot control the actions of our members in their communications or physical actions. It is possible that one or more of our members could be physically, financially, emotionally or otherwise harmed following interaction with other members. If one or more of our members suffers or alleges to have suffered physical, financial, emotional or other harm following contact initiated on our platform or an online dating website of one of our competitors, any resulting negative publicity or legal action could harm our reputation and business and may have an adverse effect on us and the reputation of the online dating industry in general, potentially leading to, among other things, increased government scrutiny and regulation and an adverse effect on our business, financial condition and operating results.

We are subject to a number of risks related to payment methods, primarily related to accepting credit card and debit card payments.

We accept payments from our members primarily through credit and debit card transactions and certain online payment service providers. If we are unable to maintain our chargeback or refund rates at levels that credit card and debit card issuers and payment processors deem acceptable, these entities may increase fees for chargeback transactions or for many or all categories of transactions, or they may terminate their relationship with us. Any increases in fees could adversely affect our operating results, particularly if we elect not to raise the prices for our platform to offset the increase. The termination of our ability to process payments on any major credit or debit card or through certain online payment service providers or payment processors could significantly impair our ability to operate our business.

We may also incur losses from erroneous transactions on our platform, from members who claim they did not authorize transactions on our platform. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive, they could potentially result in the loss of our right to accept credit cards for payment. If we fail to adequately prevent fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition and operating results.

We pay interchange and other fees for credit card, debit card and certain online payment transactions, and these fees may increase over time. We may not be able to offset any such increases to our operating expenses by increasing the prices we charge for usage of our platform without causing us to lose subscribers and revenues, which would adversely affect our operating results. As we offer new payment options to our members, we may be subject to additional regulations, compliance requirements and fraud.

We are subject to rules and regulations of payment card associations. Our failure to adhere to such rules and regulations could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

We are subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard (the “PCI

DSS”), a security standard with which companies that collect, store or transmit certain data regarding credit and debit cards, credit and debit card holders and credit and debit card transactions are required to comply. Our failure to comply fully with the PCI DSS may violate payment card association operating rules, U.S. federal and state laws and regulations and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages and civil liability and may result in the loss of our ability to accept credit and debit card payments. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

Revenues from members and subscribers outside the United States accounted for 51% and 49% of our total revenues in 2012 and 2013, respectively, while only a relatively small portion of our costs were incurred in foreign currencies. Our international revenues are denominated in foreign currencies, and therefore, our revenues are subject to foreign currency risk. We have not engaged in currency hedging activities to limit the risk of exchange fluctuations and, as a result, our financial condition and operating results could be adversely affected by such fluctuations. Even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Our future growth plan depends in part on continuing to deepen our market penetration outside of the United States, and we are therefore subject to a number of risks associated with international operations.

We intend to continue to offer our platform globally and to use third-party service providers located outside of the United States. International operations are subject to a number of risks, including the following:

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	difficulties in attracting and retaining personnel located in the United States with experience in the international markets we target;

•	difficulties in tailoring our platform and its features and advertising campaigns to local custom;

•	greater complexity in complying with, and risk of unexpected changes in, legal and regulatory practices, tariffs, and tax rates, laws and treaties;

•	complexity and other risks associated with foreign legal requirements, including legal requirements related to online dating, privacy and data protection;

•	restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership;

•	laws, regulatory or foreign exchange controls making it difficult to repatriate earnings and cash;

•	the uncertainty of protection for intellectual property rights in some countries; and

•	general cultural, economic and political conditions in these international markets.

These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, operating results and financial condition. Further deepening our penetration in international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

Our future success depends on the continuing efforts of our key employees, including our co-founders, Shayan Zadeh and Alex Mehr, and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of our co-founders, Shayan Zadeh and Alex Mehr, as well as other members of our management team. The loss of any key personnel could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenues and impair our ability to compete. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and provide for at-will employment, which means they may terminate their employment relationship with us at any time.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we are located, and we may incur significant costs to attract them. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. We expense all stock-based compensation, and we may periodically change our stock compensation practices, which may include reducing the number of employees eligible for stock-based awards or reducing the size of equity awards granted per employee. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We collect, process, share, retain and use personal information and other data, which subjects us to governmental regulations and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

A variety of federal, state and foreign laws and regulations govern privacy and the collection, use, retention, sharing and security of personal information. We collect, process, use, share and retain personal information and other member data, including information about our members as they interact with our platform, and we have a privacy policy concerning our use of member data on our platform. Any failure or perceived failure by us to comply with applicable privacy laws and regulations or with our privacy policy or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other member data, may result in governmental enforcement actions or litigation, which could be costly to defend and may require us to pay significant fines or damages. Such failures or perceived failures could also result in public statements against us by consumer advocacy groups, our members or others, which could harm our brand and could cause our members to lose trust in us, which in turn could have an adverse effect on our business. Additionally, if third parties we work with, such as advertisers, vendors or platform providers, violate applicable laws or our policies, such violations may also put the information of our members at risk and could in turn have an adverse effect on our business.

We also are or may become required to comply with varying and complex privacy laws and regulations in multiple jurisdictions, and laws and regulations in foreign jurisdictions are sometimes more restrictive than those in the United States. For example, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection and have imposed greater legal obligations on companies in this regard. Proposed legislation and regulations concerning data protection are currently pending at the U.S. federal and state level as well as in certain foreign jurisdictions, and this legislation may impose more stringent operational requirements on us and include significant penalties for non-compliance. In addition, the interpretation and application of privacy and data protection laws in Europe, the United States and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business. Complying with these laws as they evolve could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

As a result of our collection, retention and use of personal data, we are or may become subject to diverse laws and regulations in the United States and foreign jurisdictions mandating notification to affected individuals in the event that personal data (as defined in the various governing laws) is accessed or acquired by unauthorized persons. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

Member trust regarding privacy and data security is very important to the growth of our business, and privacy or data security concerns relating to our platform could damage our reputation and deter current and potential members from using our platform, even if we are in compliance with applicable privacy and data security laws and regulations.

Our business is subject to a variety of U.S. and foreign laws and regulations, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations regarding privacy, data protection, data security, data retention, consumer protection, electronic commerce, intellectual property, online dating and the provision of online payment services. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is likely that as our business grows and evolves and our platform is used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. Our members could also abuse or misuse our services in ways that violate laws. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. Furthermore, the growth and development of electronic commerce, online dating and virtual currency may prompt calls for more stringent consumer protection laws, such as requirements for criminal background checks for users of online dating services, that may impose additional burdens on online dating companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and that we will be required to devote additional legal and other resources to addressing such regulation. If that were to occur, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may depend on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, any of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may impair our business.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or services, which would negatively affect our business, financial condition and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

Members may curtail or stop their use of our platform if our security measures are compromised, if our platform is subject to attacks that degrade or deny the ability of members to access our platform or if our member data is compromised.

Our platform collects, processes, stores, shares, discloses and uses the information of our members and their communications. We are vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service and other cyberattacks and similar disruptions from unauthorized use of our computer systems. Our security measures may also be breached due to employee error, malfeasance or otherwise. Several recent, highly publicized data security breaches and denial of service attacks at other companies have heightened public awareness of this issue and may embolden individuals or groups to target our systems. Any of the foregoing could lead to interruptions, delays or platform shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential or sensitive information, such as credit card information or information about our members. If our security is compromised, we could experience platform performance or availability problems, the complete shutdown of our platform or the loss or unauthorized disclosure of confidential or sensitive information. We could be subject to liability and litigation and reputational harm, and our members may be harmed, lose confidence in us and decrease or terminate the use of our platform.

We also rely on certain third parties to provide critical services and to store sensitive customer information. For example, our platform is hosted using data centers operated by third parties. However, we have little or no control over the security measures implemented by these parties, and if these measures are compromised, we could be exposed to similar risks and liabilities to those described above.

Unauthorized parties may also fraudulently induce employees or members to disclose sensitive information in order to gain access to our information or the information of our members or access this information through other means. They might also abuse our systems in other ways, such as by sending spam, which could diminish or otherwise degrade the experience of our members or by compromising or gaining unauthorized access to member accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and are becoming increasingly sophisticated, they often are not recognized until launched against a target. Furthermore, such attacks may originate from less regulated and remote areas around the world, and we may be unable to proactively address these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new members and increase engagement by existing members, cause existing members to stop using our platform or subject us to lawsuits, regulatory fines or other action or liability, thereby harming our business and operating results.

We may be liable as a result of information on or transmitted through our platform.

We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury or under other legal theories relating to information that is transmitted, published or made available through our platform by our members or otherwise. These types of claims have been brought, sometimes successfully, against online services in the past. We could incur significant costs in investigating and defending such claims arising from information on or transmitted through our platform, even if we ultimately are not held liable. If any of these events occurs, our revenues could be adversely affected or we could incur significant additional expense.

Certain of our key metrics are subject to challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on internal data, assumptions and estimates to calculate certain of our operating metrics. We regularly review and adjust our processes for calculating our operating metrics. For example, historically, we did not record our number of members at each balance sheet date. Accordingly, we calculated our number of members in this prospectus as of December 31, 2010, 2011, 2012 and 2013 using reports that were generated from our system in January 2014. Due to historical system limitations, however, these reports exclude from our number of members those members whose profiles were deactivated between the balance sheet date and January 2014. Accordingly, the number of members reported for past dates may be understated as compared to the number that would have resulted if we had run the report as of the balance sheet date due to subsequent deactivations, which may imply higher growth rates than what actually occurred. See “Industry Data and Company Metrics.”

Changes to our methodologies may cause our operating metrics to fluctuate and result in future operating metrics that are not as comparable with operating metrics in prior periods. If investors or analysts who cover our common stock do not perceive our operating metrics to be accurate, or if changes to our methodologies result in different reported results of operating metrics than they expect, the price of our common stock could be adversely affected.

We have experienced rapid growth in recent periods, and if we fail to manage our growth effectively, our business and operating results could be harmed.

We have experienced rapid growth over the last few years. Our employee headcount has increased significantly, and we expect to continue to grow our headcount significantly over the next 12 months. For example, as of December 31, 2013, we had 168 employees, as compared to 105 employees as of December 31, 2011. This growth has placed substantial demands on our management, operational infrastructure and financial resources.

Our future success will depend, in part, upon our ability to manage growth effectively. Among other things, this may require us to:

•	hire and manage additional personnel;

•	effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our company culture;

•	further develop our operating, administrative, legal, financial and accounting systems and controls;

•	develop additional levels of management within our company;

•	maintain and improve coordination among our engineering, product, operations, legal, finance, marketing and member operations organizations; and

•	manage our international expansion.

Our failure to improve our systems and processes, or the failure of such systems and processes to operate in an intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenues and expenses or to prevent losses. Our productivity and the quality of our solution may also be adversely affected if we do not integrate and train our new employees quickly and effectively. If we fail to manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could harm our brand, business and operating results.

Our platform may contain undetected software errors, which could harm our business and operating results.

Our platform, including our Behavioral Matchmaking engine and our mobile apps, incorporates complex software. We encourage employees to quickly develop and help us launch new and innovative features, and some errors in our software code may only be discovered after the software has been incorporated into our platform and released to our members. Any errors, bugs or vulnerabilities discovered in our code after release could result in disruption to our platform, damage to our reputation, loss of members or liability for damages, any of which could adversely affect or business and operating results.

We depend on third-party data center service providers. Any disruption in the operation of the data center facilities or failure to renew the services could adversely affect our business.

Our platform is hosted using data centers operated by third parties. We control neither the operation of the data centers nor our third-party data center service providers. We have entered into agreements for the lease of our data centers and with third-party data center service providers. Our data center leases and agreements with the data center service providers expire at various times. The third-party data center service providers may have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer our servers or data to new data center facilities or engage new service providers, and we may incur significant costs and a possible interruption in our platform in connection with doing so.

Problems with our third-party data center service providers, the telecommunications network providers with whom they contract or with the systems by which telecommunications providers allocate capacity among their customers could adversely affect the experience of our members. Our third-party data center service providers could decide to close their facilities or cease providing us services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center service providers or parties they contract with may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, any failure of our data centers to keep up with our growing needs for capacity could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our platform could harm our reputation and may damage the data of our members. We have in the past had outages at our data centers, and future interruptions to our platform might reduce our revenues, cause us to issue refunds to members and subscribers, subject us to potential liability or harm our renewal rates and our ability to attract new subscribers.

Our operating results may be negatively affected if we are required to pay sales tax or other transaction taxes on all or a portion of sales in jurisdictions where we are currently not collecting and reporting tax.

We currently do not pay sales or other transaction taxes in every jurisdiction in which we do business. A successful assertion by any jurisdiction that we are required to pay taxes in connection with sales on our platform, or the imposition of new laws requiring the payment of taxes, could create increased administrative burdens or costs, discourage members from using our platform, decrease our ability to compete, result in substantial tax liabilities related to past sales or otherwise harm our business and operating results.

Our platform contains open source software, which subjects us to various risks.

Our platform incorporates software licensed under “open source” licenses. The use of open source software may entail greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Certain open source licenses also require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to pay damages, purchase a costly license or devote additional research and development resources to change our platform, any of which could have a negative effect on our business and operating results.

In addition, we have chosen to make certain of our technology available under open source licenses that allow others to use the technology without payment to us. While we hope to benefit from these activities by receiving useful open source technology in return under open source licenses, there is no assurance that we will receive the business benefits we expect, and it is possible that our competitors will use the technology we make available to compete with us.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our platform without compensating us.

To protect our proprietary rights, we rely, and expect to continue to rely, on a combination of confidentiality agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret and domain name protection laws. We have filed various applications for certain aspects of our intellectual property in the United States and internationally. Despite our efforts to protect our proprietary rights, there can be no assurance that these rights will be sufficient to prevent others from offering products or services that are substantially similar to ours and compete with our business. For example, unauthorized parties may attempt to copy aspects of our platform or obtain and use information that we regard as proprietary, third parties may challenge proprietary rights held by us which could result in such rights being invalidated or narrowed in scope, pending and future trademark and patent applications may not be approved, the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or products and our trademarks may not adequately protect our brand. Additionally, the process of obtaining patent or trademark protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications or apply for all necessary or desirable trademark applications at a reasonable cost or in a timely manner. We may similarly not be able to, or elect not to, apply for or prosecute patents or trademarks in all of the jurisdictions in which we operate or in which our services are available. We also rely on trade secrets and confidentiality agreements to protect certain of our software source code and to protect our technology in cases when we believe patent protection is not appropriate or obtainable. However, we may not in all cases have entered into the agreements necessary to protect this information, and even when we have entered into such agreements, they may be breached. Our trade secrets and other confidential information may also be disclosed through other means, for example as a result of physical or electronic security breaches.

In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

From time to time, we may need to take legal action to enforce our trademarks, patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. Even if we prevail in any enforcement efforts, the remedy we obtain may not be commercially meaningful or adequately compensate us for the damages we have suffered. Any of these events could have a material adverse effect on our business, financial condition and operating results.

Claims by others that we infringe their proprietary technology or other rights could harm our business.

Companies in the online dating, social media, software, Internet and e-commerce industries own large numbers of patents, copyrights, trademarks, domain names and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. For example, we are currently a party to certain lawsuits by non-practicing entities alleging, among other things, patent infringement, including litigation brought by GeoTag Inc., which has brought similar claims against numerous companies in the United States for alleged infringement of its patent relating to geographic locator information determined through the Internet. In addition, we may be subject to claims of infringement of intellectual property rights against us in the future. As the number of competitors in our market increases and overlaps occur, and as our profile within this market grows, the number of patent and other intellectual property claims against us may increase. While we intend to increase the size of our patent portfolio, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that requires us to pay substantial damages, royalties or other fees. Any of these events could seriously harm our business, financial condition and operating results.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could materially and adversely affect our business, financial condition, and operating results. If a third-party does not offer us a license to its technology or other intellectual property on reasonable terms, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected products or services), effort and expense and may ultimately not be successful.

We may acquire or make investments in other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we have in the past and we may in the future acquire or make investments in complementary companies, products or technologies. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to find suitable acquisition candidates, or we may not be able to complete such acquisitions on favorable terms. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, investors and securities analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, our operating results could be adversely affected. We may also incur unforeseen liabilities which could materially and adversely affect our operating results. We may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial impact of an acquisition transaction, including accounting charges. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new features and apps could reduce our ability to compete and could harm our business.

We may need to raise additional funds in the future, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders or to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our platform;

•	make marketing expenditures to acquire new members and subscribers;

•	continue to expand our marketing and research and development organizations;

•	acquire complementary companies, products or technologies;

•	expand our operations;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, financial condition and operating results.

Adverse economic conditions may affect our business.

Our performance is subject to economic conditions and their impact on levels of spending by members and subscribers, which may be disproportionately affected by economic downturns. To the extent that economic conditions materially deteriorate, our renewal and conversion rates may decline. Economic conditions may adversely affect levels of consumer discretionary spending, which could adversely affect the numbers of members subscribing to our platform. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the applicable listing standards of the                                              . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                                              .We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and could cause a decline in the price of our common stock.

Our business depends on members’ continued and unimpeded access to our platform on the Internet and the development and maintenance of Internet infrastructure.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our solution and increase our operating costs. For example, in late 2010, the FCC adopted rules intended, in part, to maintain net neutrality and to prevent network operators from discriminating against legal traffic that transverse their networks. Recently, the U.S. Court of Appeals for the District of Columbia struck down these net neutrality rules and it is currently uncertain how the FCC will respond to this decision. To the extent network operators attempt to use this ruling to extract fees from us to deliver our solution or otherwise engage in discriminatory practices, our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our domestic and international growth, cause us to incur additional expense or otherwise negatively affect our business. Furthermore, from time to time, network operators and the Internet have experienced, and are likely to continue to experience, a variety of outages and other delays as a result of damage to portions of Internet infrastructure. The failure of network operators or Internet infrastructure that we and our members rely on, even for a short period of time, could undermine our operations and harm our operating results.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, cyberattacks, break-ins and similar events. The third-party systems and operations we rely on, such as the data centers we lease, are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices and certain development servers are located in the San Francisco Bay Area, a region known for seismic activity. In addition, acts of terrorism, which may be targeted at metropolitan areas such as San Francisco, could cause disruptions in our business or the economy as a whole. The servers we rely on may also be vulnerable to cyberattacks, computer viruses, break-ins and similar disruptions from unauthorized tampering with computer systems, as well as to software bugs and hardware or network failures, any of which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential member data. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting the San Francisco Bay Area. As we rely heavily on data centers, computer and communications systems and the Internet to conduct our business and provide high-quality customer service, such disruptions could negatively impact our ability to run our business, which could have a material adverse effect on our business, operating results and financial condition.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2013, we had federal and state net operating loss (“NOLs”) carryforwards of $81.6 million and $74.8 million, respectively, due to prior period losses. If not utilized, the federal and state NOLs will begin to expire in 2027 and 2017, respectively. If these NOLs expire unused and are unavailable to offset future taxable income, our profitability may be adversely affected. In addition, under Section 382 of the U.S. Internal Revenue Code of 1986 (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We believe we have undergone one or more ownership changes in the past and that as a result a portion of our NOLs may be subject to certain limitations. If we have undergone other ownership changes or if we undergo an ownership change in connection with this offering or otherwise in the future, our ability to utilize our NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership may be outside of our control. Our NOLs could also be impaired under state law. As a result, we might not be able to utilize a material portion of our NOLs to offset future tax liabilities.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five years following the completion of this offering. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to This Offering, the Securities Markets and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop following this offering or, if it does develop, may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•	changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of technological innovations, new apps or enhancements to services, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	the expiration of contractual lock-up or market standoff agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Substantial blocks of our total outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and principal stockholders or if there is a large number of shares of our common stock available for sale. Substantially all of our securities outstanding prior to this offering are currently restricted from resale as a result of lock-up and market standoff agreements, as described in greater detail below in the section titled “Shares Eligible for Future Sale.” These shares will become available to be sold

181 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, and various vesting agreements.

After this offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to lock-up or market standoff agreements restricting their sale until 181 days after the date of this prospectus. We also intend to register shares of common stock that we have issued and may issue under our stock-based compensation plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing lock-up or market standoff agreements.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the midpoint of the price range set forth on the cover of this prospectus, and the issuance of                       shares of common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share immediately following this offering as of December 31, 2013.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities and industry analysts publish about us or our business. If few analysts commence coverage of us or if analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price could decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We have broad discretion in the application of the net proceeds from this offering. Possible uses include marketing activities, working capital, repayment of our outstanding indebtedness, acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and operating results. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,     % of our outstanding common stock, based on the midpoint of the price range set forth on the cover of this prospectus and the issuance of              shares in this offering. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership could harm the market price of our common stock by:

•	delaying, deterring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” for more information regarding the beneficial ownership of our outstanding capital stock by our directors, executive officers and principal stockholders.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult.

Upon completion of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering will contain the following provisions:

•	our board of directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

•	only our board of directors will have the right to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	only our chairman of the board, our chief executive officer, our president, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	certain litigation against us can only be brought in Delaware;

•	our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of common stock; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, which are described in greater detail below in the section titled “Description of Capital Stock,” may make the acquisition of our company more difficult, and could in turn limit the opportunity for our stockholders to receive a premium for their shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations or financial condition, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY DATA AND COMPANY METRICS

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our solution. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of the prospectus is contained in independent scholarly, industry or governmental publications or reports. The source of, and selected additional information contained in, these independent scholarly, industry or governmental publications or reports are provided below:

(1)	IBISWorld, Dating Services in the U.S., September 2013.

(2)	Pew Research Center, Online Dating & Relationships, October 21, 2013.

(3)	Social Science Quarterly, Sautter, J. M., Tippett, R. M. and Morgan, S. P., The Social Demography of Internet Dating in the United States, 2010.

(4)	U.S. Census Bureau, Facts for Features: Unmarried and Single Americans Week, Sept. 15-21, 2013, July 30, 2013.

The numbers of members and subscribers presented in this prospectus are based on internal company data. While these numbers are based on what we believe to be reasonable measures of our member and subscriber base for the applicable balance sheet date, there are challenges in measuring certain metrics. For example, historically, we did not record our number of members at each balance sheet date. Accordingly, we calculated our number of members in this prospectus as of December 31, 2010, 2011, 2012 and 2013 using reports that were generated from our system in January 2014. However, due to historical system limitations, these reports exclude from our number of members those members whose profiles were deactivated between the balance sheet date and January 2014. Accordingly, the number of members reported for past dates may be understated as compared to the number that would have resulted if we had run the report as of the balance sheet date due to subsequent deactivations, which may imply higher growth rates than what actually occurred. In the future, we intend to calculate our number of members using reports generated on each balance sheet date. In December 2010, we refined our methodology for tracking the long-term engagement of our subscribers, as presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Subscriber Analysis.” Due to system limitations, we are unable to apply the refined methodology to prior periods. Accordingly, actual rates of long-term engagement for our pre-2011 subscriber cohorts may differ from those presented. We regularly review and may adjust our processes for calculating our operating metrics to improve their accuracy.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of                       shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and thereby enable future access to the public equity markets by us and our stockholders, obtain additional capital and increase our visibility in the marketplace. We currently intend to use the net proceeds that we receive from this offering primarily for general corporate purposes, which may include marketing activities, working capital, product development, general and administrative matters and capital expenditures. We may use a portion of the net proceeds to repay outstanding indebtedness under our term loan. Our term loan matures in February 2017 and bears interest at a fixed rate of 3.75% per annum. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. However, we currently have no agreements or commitments with respect to any specific acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering.

Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our credit facility contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013 on:

•	an actual basis;

•	a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 31,822,227 shares of common stock, (ii) the resulting reclassification of the preferred stock warrant liability from other long-term liabilities to additional paid-in capital and (iii) the effectiveness of our amended and restated certificate of incorporation in connection with the completion of this offering; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and: (i) the exercise of an outstanding warrant for an aggregate of 31,852 shares of our common stock on or prior to the completion of this offering and (ii) the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$	20,530	$	20,530	$

Notes payable, current and noncurrent portion, net of discount	$	7,940	$	7,940	$
Capital lease obligation, current and noncurrent portion		4,554		4,554
Other long-term liabilities		4,518		1,890
Stockholders’ (deficit) equity:
Convertible preferred stock, $0.0001 par value; 32,300,313 shares authorized, 31,822,227 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted		61,122		—
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		—		—
Common stock, $0.0001 par value; 60,000,000 shares authorized, 14,498,373 shares issued and outstanding, actual; shares authorized, 46,320,600 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted		1		4
Additional paid-in capital		5,671		69,418
Total accumulated deficit		(95,603)		(95,603)

Total stockholders’ (deficit) equity		(28,809)		(26,181)

Total capitalization	$	(11,797)	$	(11,797)	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The number of shares of our common stock to be outstanding after this offering is based on 46,352,452 shares of our common stock outstanding as of December 31, 2013, and excludes:

•	7,133,825 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, with a weighted-average exercise price of $2.72 per share;

•	511,970 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2013, with a weighted-average exercise price of $1.84 per share;

•	4,503,750 shares of common stock issuable upon the exercise of options granted between December 31, 2013 and February 20, 2014, with an exercise price of $5.86 per share; and

•	shares of common stock reserved for future issuance under our equity compensation plans as of December 31, 2013, consisting of (a) 3,765,724 shares of common stock reserved for future issuance under our 2007 Stock Plan (which reserve: (i) includes the options to purchase shares of our common stock granted after December 31, 2013 and (ii) excludes an increase to the reserve of 2,000,000 shares of our common stock in February 2014), (b) shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with the completion of this offering, and (c) shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. In connection with the completion of this offering, any remaining shares available for issuance under our 2007 Stock Plan will be added to the shares reserved under our 2014 Equity Incentive Plan, and we will cease granting awards under our 2007 Stock Plan. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2013, our pro forma net tangible book value was $         million, or $         per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock and the resulting reclassification of the preferred stock warrant liability from other long-term liabilities to additional paid-in capital in connection with this offering.

After giving effect to the pro forma adjustments set forth above and: (i) the exercise of an outstanding warrant for an aggregate of 31,852 shares of our common stock on or prior to the completion of this offering and (ii) our sale in this offering of                      shares of our common stock, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $         million, or $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering as follows:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2013	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $         per share and increase (decrease) the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full at the assumed initial public offering price, the pro forma as adjusted net tangible book value per share of our common stock would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes as of December 31, 2013, on a pro forma as adjusted basis as described above, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

To the extent that any outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 46,352,452 shares of our common stock outstanding as of December 31, 2013, and excludes:

•	7,133,825 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, with a weighted-average exercise price of $2.72 per share;

•	511,970 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2013, with a weighted-average exercise price of $1.84 per share;

•	4,503,750 shares of common stock issuable upon the exercise of options granted between December 31, 2013 and February 20, 2014, with an exercise price of $5.86 per share; and

•	shares of common stock reserved for future issuance under our equity compensation plans as of December 31, 2013, consisting of (a) 3,765,724 shares of common stock reserved for future issuance under our 2007 Stock Plan (which reserve: (i) includes the options to purchase shares of our common stock granted after December 31, 2013 and (ii) excludes an increase to the reserve of 2,000,000 shares of our common stock in February 2014), (b) shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with the completion of this offering, and (c) shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. In connection with the completion of this offering, any remaining shares available for issuance under our 2007 Stock Plan will be added to the shares reserved under our 2014 Equity Incentive Plan, and we will cease granting awards under our 2007 Stock Plan. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated statements of operations data for 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for 2010, as well as the consolidated balance sheet data as of December 31, 2010 and 2011, is derived from audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2010		2011		2012		2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$	48,432	$	94,487	$	103,751	$	153,882
Virtual currency		1,862		2,748		5,376		24,350

Total revenues		50,294		97,235		109,127		178,232
Cost of revenues(1)		9,177		13,945		18,600		25,347

Gross profit		41,117		83,290		90,527		152,885
Operating expenses(1):
Marketing		78,613		81,137		92,708		128,686
Research and development		4,252		6,147		10,276		14,849
General and administrative		3,131		5,778		6,340		9,556

Total operating expenses		85,996		93,062		109,324		153,091

Loss from operations		(44,879)		(9,772)		(18,797)		(206)
Other expense, net:
Interest expense		(507)		(1,979)		(1,322)		(906)
Other expense, net		(399)		(476)		(540)		(1,512)

Net loss	$	(45,785)	$	(12,227)	$	(20,659)	$	(2,624)

Net loss per common share—basic and diluted(2)	$	(3.25)	$	(0.86)	$	(1.44)	$	(0.18)

Weighted-average common shares used to compute net loss per common share—basic and diluted(2)		14,099		14,259		14,374		14,457

Pro forma net loss per common share—basic and diluted(2) (unaudited)							$	(0.06)

Pro forma weighted-average shares used to compute pro forma net loss per common share—basic and diluted(2) (unaudited)								46,279

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Cost of revenues	$17	$48	$87	$118
Marketing	179	159	105	179
Research and development	212	356	587	777
General and administrative	143	391	541	858

Total	$551	$954	$1,320	$1,932

(2)	See Note 2 of the notes to our consolidated financial statements for a description of the method used to compute net loss per common share—basic and diluted, and pro forma net loss per common share—basic and diluted.

	As of December 31,
	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,361	$20,569	$10,086	$20,530
Working deficit	(9,310)	(10,322)	(26,537)	(28,554)
Total assets	18,573	28,183	24,143	38,601
Deferred revenue	11,964	11,676	17,547	21,992
Notes payable, current and non current portion, net of discount	14,711	16,282	7,391	7,940
Capital lease obligations, current and non current portion	—	—	2,614	4,554
Other long-term liabilities	1,372	1,380	3,610	4,518
Convertible preferred stock	40,189	55,229	61,122	61,122
Total stockholders’ deficit	(18,932)	(14,947)	(28,335)	(28,809)

	As of December 31,
	2010	2011	2012	2013
	(in thousands)
Other Data:
Members(1)	8,561	11,606	18,150	26,390
Subscribers(1)	264	316	483	650

(1)	For a definition of members and subscribers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.” For a discussion of certain limitations on our member and subscriber metrics, see “Industry Data and Company Metrics.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global online dating platform with over 26 million members across 80 countries. Our proprietary Behavioral Matchmaking engine continuously learns from the clicks, messaging and other actions of our members on our platform in order to deliver connections that are predicted to result in mutual attraction. These connections occur on our unified global platform, allowing our members to discover and communicate with each other from their mobile phones, tablets or personal computers. We offer our members multiple, distinct discovery tools such as Carousel, Search and SmartPick. We also offer our members virtual currency which can be redeemed for certain premium features. Our solution is offered to our members worldwide through our single brand and is localized in 25 languages.

We have achieved a number of significant milestones since we were founded in 2007:

•	December 2007, we launched our app on Facebook;

•	November 2008, we launched Zoosk.com;

•	January 2009, we introduced virtual currency;

•	July and October 2010, we introduced our iPhone and Android apps, respectively;

•	June 2011, we surpassed 10 million members;

•	in the second half of 2012, we released improved mobile offerings and enhanced premium features;

•	March 2013, we surpassed 500,000 subscribers; and

•	as of December 31, 2013, we had over 26 million members, including approximately 650,000 subscribers.

Members access our platform through Zoosk.com and mobile and social media apps. We primarily generate revenues from subscriptions and offer one-, three- and six-month subscription plans. Members are able to create a full profile and view other members’ profiles. Subscribers have full access to our communication platform and certain premium features. We also generate revenues from virtual currency, which can be redeemed for other premium features such as Boost, virtual gifts and special delivery of messages.

Zoosk is a global brand, serving a global member base with one platform from one location. For 2012 and 2013, the percentage of total revenues from international members was 51% and 49%, respectively. Our member base has grown organically rather than through acquisitions. We believe there is a large and growing global opportunity, and we intend to continue to scale our investments in marketing and focus our efforts on the acquisition of new members and subscribers in both existing and new markets.

Our number of members grew from over 18 million as of December 31, 2012 to over 26 million as of December 31, 2013. During the same period, our number of subscribers grew from approximately 483,000 to approximately 650,000. Our total revenues grew by 63% from $109.1 million to $178.2 million in 2012 and 2013, respectively. We had net losses of $20.7 million and $2.6 million in 2012 and 2013, respectively.

Key Metrics

In addition to our consolidated financial statements, we regularly review certain metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends in our business, prepare operating plans and make strategic decisions. We believe the information obtained from the review of these metrics is useful for investors to understand the underlying trends in our business. The following table presents our key metrics:

	As of December 31,
	2011	2012	2013
	(in thousands)
Members	11,606	18,150	26,390
Subscribers	316	483	650

Members. We define a member as a person with a profile that includes a validated email address, a photograph and certain other attributes as of the date of measurement. The number of members is a key indicator of our scale, which leads to increased value for our members.

Subscribers. We define a subscriber as a member with a paid subscription as of the date of measurement. The number of subscribers increased 35% as of December 31, 2013 as compared to December 31, 2012 and 53% as of December 31, 2012 as compared to December 31, 2011.

For a discussion of certain limitations on our member and subscriber metrics, see “Industry Data and Company Metrics.”

Subscriber Analysis

It is important that we attract new members and subscribers to our platform. The primary way we attract new members and subscribers is through the purchase of advertising. Advertising spend consists of media purchases, which includes display, mobile, television, social and search channels, and excludes public relations spend, fees paid to third-party platform providers and personnel-related expenses. We measure return on advertising as the bookings from a subscriber cohort, which we define as all members who subscribe for the first time in a particular period, as measured against the advertising spend during the same period. We define bookings from a subscriber cohort as all subscription and virtual currency purchases made by that cohort in a period. In 2012 and 2013, for a substantial majority of our monthly subscriber cohorts, bookings from the cohort surpassed the corresponding advertising spend within seven months. We cannot guarantee that this pattern is indicative of future cohorts or will be sustained in the future.

It is also important that we retain our members and subscribers on our platform. Due to the episodic nature of dating, many of our members subscribe multiple times during their dating life. In any given year, there is a certain percentage of subscribers who contribute to total revenues in a year subsequent to the year in which they initially subscribed, who we refer to as returning subscribers. Returning subscribers consist of (1) subscribers who cancel their subscription and later return to our platform as a subscriber, (2) subscribers who consecutively renew their subscription and (3) subscribers with a subscription that starts in one year and carries over into the subsequent year. The following table illustrates the percentage of subscribers from our 2008, 2009, 2010, 2011 and 2012 annual subscriber cohorts who were returning subscribers in 2013. For example, 6% of our 2008 subscriber cohort were returning subscribers, five years later, in 2013.

Factors Affecting Our Performance

We believe that our performance and future success depend upon a number of factors, including:

Advertising spend. Our advertising spend, which is included in our marketing expense, has consistently been our largest operating expense. In recent periods, we have focused our adverting spend on display, mobile, television, social and search channels. We seek to optimize for total return on advertising spend by frequently analyzing and adjusting this spend through numerous campaigns to focus on the channels and markets that generate a high return. Our data-driven approach provides us the flexibility to scale and optimize our advertising spend. Our operating results may be impacted if the timing, size, number or effectiveness of our advertising campaigns is miscalculated or if these campaigns are inefficient.

International markets. Our platform is available in 80 countries. As of December 31, 2013, 62% of our member base consisted of international members. In 2013, 49% of our total revenues were international. We vary our pricing to align with local market conditions. Our results may be impacted by changes in local economic conditions. Because the vast majority of our expenses are denominated in U.S. dollars, our future results may also be affected by currency exchange rates.

Mobile platform. We believe the use of mobile devices will continue to increase, and that our ability to compete for, and engage, members and subscribers will depend on our ability to continue to enhance our platform, particularly for mobile features. In 2013, 41% of first-time subscribers paid through a mobile device, up from 22% in 2012.

Basis of Presentation

Revenues

We derive our revenues from subscriptions and virtual currency.

Subscription. We primarily generate revenues from subscriptions. We offer our members one-, three- and six-month subscription plans which typically automatically renew. For 2013, our subscription plans by total bookings were as follows: 63% one–month; 15% three–month; and 22% six–month. In 2013, more than 50% of our total bookings came from repeat subscribers, who we define as subscribers who cancel their subscription and later return to our platform as a subscriber, and subscribers who consecutively renew their subscription. Total bookings are defined as total revenues recognized in a period plus the change in deferred revenue during the period. Subscriptions are paid upfront and are recorded as deferred revenue at the time of purchase and recognized as revenues ratably, on a daily basis over the applicable subscription period.

Virtual currency. Sales of virtual currency are recorded as deferred revenue at the time of purchase and recognized as revenues as the virtual currency is redeemed.

Cost of revenues

Our cost of revenues primarily consists of service fees related to the review of text and photo content, payment processor fees and web hosting. It also includes depreciation expense related to operating our data centers as well as personnel-related expenses, which primarily consist of salary, bonus and stock-based compensation, for our member operations teams. We expect cost of revenues to increase in future periods.

Operating expenses

We classify our operating expenses into three categories: marketing, research and development, and general and administrative.

Marketing. Our marketing expenses primarily consist of advertising spend, fees paid to third-party platform providers and public relations, as well as personnel-related expenses. We plan to continue to invest in marketing to grow our global member and subscriber base and continue building brand awareness. As a result, we expect marketing expenses to increase and continue to be our largest expense.

Research and development. Our research and development expenses primarily consist of personnel-related expenses for our engineers, product managers, designers and consulting fees. We believe that continued investment in enhancements to our solution such as adding new features, improving our mobile platform and further localizing our solution for international markets is important for attracting and retaining members. As a result, we expect research and development expenses to increase in future periods.

General and administrative. Our general and administrative expenses primarily consist of personnel-related expenses for our executive team, finance, human resources, legal, other administrative employees and professional fees. We expect that our general and administrative expenses will increase as we continue to expand our business and incur additional expenses associated with being a public company.

Other expense, net

Other expense, net primarily consists of interest expense related to our loan facility, foreign exchange gain and loss and changes in the fair value of our preferred stock warrants. Upon the completion of this offering, our convertible preferred stock warrants will convert into common stock warrants and we will no longer incur expense related to changes in the fair value of these warrants.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods shown:

	Year Ended December 31,
	2011		2012		2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$	94,487	$	103,751	$	153,882
Virtual currency		2,748		5,376		24,350

Total revenues		97,235		109,127		178,232
Cost of revenues(1)		13,945		18,600		25,347

Gross profit		83,290		90,527		152,885
Operating expenses(1):
Marketing		81,137		92,708		128,686
Research and development		6,147		10,276		14,849
General and administrative		5,778		6,340		9,556

Total operating expenses		93,062		109,324		153,091

Loss from operations		(9,772)		(18,797)		(206)
Other expense, net:
Interest expense		(1,979)		(1,322)		(906)
Other expense, net		(476)		(540)		(1,512)

Net loss	$	(12,227)	$	(20,659)	$	(2,624)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2011		2012		2013
	(in thousands)
Cost of revenues	$	48	$	87	$	118
Marketing		159		105		179
Research and development		356		587		777
General and administrative		391		541		858

Total	$	954	$	1,320	$	1,932

The following table sets forth our consolidated statements of operations as a percentage of total revenues for the periods shown:

	Year Ended December 31,
	2011	2012	2013
Consolidated Statements of Operations Data:
Revenues:
Subscription	97%	95%	86%
Virtual currency	3	5	14

Total revenues	100	100	100
Cost of revenues	14	17	14

Gross profit	86	83	86
Operating expenses:
Marketing	84	85	72
Research and development	6	9	9
General and administrative	6	6	5

Total operating expenses	96	100	86

Loss from operations	(10)	(17)	—
Other expense, net:
Interest expense	(2)	(1)	—
Other expense, net	(1)	(1)	(1)

Net loss	(13)%	(19)%	(1)%

Comparison of Results of Operations for 2011, 2012 and 2013

Revenues

	Year Ended December 31,						2011 to 2012 % Change	2012 to 2013 % Change
	2011		2012		2013
	(in thousands)
Revenues:
Subscription	$	94,487	$	103,751	$	153,882	10%	48%
Virtual currency		2,748		5,376		24,350	96%	353%

Total revenues	$	97,235	$	109,127	$	178,232	12%	63%

	Year Ended December 31,
	2011		2012		2013
	(in thousands)
Geographic revenues:
United States	$	51,141	$	53,651	$	91,734
International(1)		46,094		55,476		86,498

Total revenues	$	97,235	$	109,127	$	178,232

Geographic revenues as a percentage of total revenues:
United States		53%		49%		51%
International(1)		47%		51%		49%

(1)	In 2011, 2012 and 2013, the United Kingdom represented 11%, 10% and 9% of total revenues, respectively.

2012 compared to 2013. Total revenues increased $69.1 million, or 63%, in 2013 as compared to 2012. Revenues from subscriptions increased $50.1 million, or 48%, primarily as a result of an increase in the number of subscribers. The number of subscribers as of December 31, 2013 was approximately 650,000 compared to approximately 483,000 as of December 31, 2012. This increase coincided with an increase of $31.0 million in advertising spend, primarily related to online advertising, in 2013 as compared to 2012. Additionally, in the second half of 2012, we released our enhanced mobile apps, which accounted for 41% of first time subscription purchases in 2013. Revenues from virtual currency increased $19.0 million, or 353%, primarily due to premium features introduced in the second half of 2012 that require the redemption of virtual currency. U.S. revenues increased $38.1 million in 2013 as compared to 2012 and international revenues increased $31.0 million for the same period.

2011 compared to 2012. Total revenues increased $11.9 million, or 12%, in 2012 as compared to 2011. Revenues from subscriptions increased $9.3 million, or 10%, primarily as a result of an increase in the number of subscribers. The number of subscribers as of December 31, 2012 was approximately 483,000 compared to approximately 316,000 as of December 31, 2011. The increase in subscribers primarily occurred in the second half of 2012, which coincided with an increase in advertising spend in the same period. Revenues from virtual currency increased $2.6 million, or 96%, primarily due to the release during the second half of 2012 of new premium features that require the redemption of virtual currency. U.S. revenues increased $2.5 million in 2012 as compared to 2011 and international revenues increased $9.4 million for the same period.

Cost of revenues and gross profit

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$13,945	$18,600	$25,347	33%	36%
Percentage of total revenues	14%	17%	14%
Gross profit	$83,290	$90,527	$152,885	9%	69%
Gross profit margin	86%	83%	86%
Headcount (at period end)	32	40	44	25%	10%

2012 compared to 2013. Cost of revenues increased $6.7 million, or 36%, in 2013 as compared to 2012. The increase was primarily attributable to an increase of $4.7 million in service fees due to an increase in members and subscribers and a $0.9 million increase in depreciation expense as a result of opening a new data center during 2013. In addition, there was a $0.6 million increase in personnel-related expenses due to increased headcount. The decrease in cost of revenues as a percentage of total revenues and corresponding increase in gross profit for 2013 as compared to 2012 was primarily a result of improved pricing and efficiencies with new and existing service providers.

2011 compared to 2012. Cost of revenues increased $4.7 million, or 33%, in 2012 as compared to 2011. The increase was primarily attributable to an increase of $3.0 million in service fees due to an increase in members and subscribers. In addition, there was a $1.0 million increase in personnel-related expenses due to increased headcount. The increase in cost of revenues as a percentage of total revenues and corresponding decrease in gross profit for 2012 as compared to 2011 was primarily a result of an acceleration of member and subscriber growth in the second half of 2012 following an increase in advertising spend.

Marketing

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
	(dollars in thousands)
Marketing	$81,137	$92,708	$128,686	14%	39%
Percentage of total revenues	84%	85%	72%
Headcount (at period end)	19	17	22	(11)%	29%

2012 compared to 2013. Marketing expenses increased $36.0 million, or 39%, in 2013 as compared to 2012. The increase was primarily attributable to a $31.0 million increase in advertising spend and a $4.0 million increase in fees paid to third-party platform providers. The decrease in marketing as a percentage of total revenues in 2013 as compared to 2012 was primarily a result of an improved return on advertising spend during the period.

2011 compared to 2012. Marketing expenses increased $11.6 million, or 14%, in 2012 as compared to 2011. The increase was primarily attributable to a $7.6 million increase in advertising spend and a $3.6 million increase in fees paid to third-party platform providers.

Research and development

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
	(dollars in thousands)
Research and development	$6,147	$10,276	$14,849	67%	45%
Percentage of total revenues	6%	9%	9%
Headcount (at period end)	39	51	80	31%	57%

2012 compared to 2013. Research and development expenses increased $4.6 million, or 45%, in 2013 as compared to 2012. The increase was primarily attributable to a $3.9 million increase in personnel-related expenses due to increased headcount in order to support the continued enhancements to our platform. In addition, there was a $0.4 million increase in allocated overhead expenses.

2011 compared to 2012. Research and development expenses increased $4.1 million, or 67%, in 2012 as compared to 2011. The increase was primarily attributable to a $2.9 million increase in personnel-related expenses due to increased headcount in order to support the continued enhancements to our platform. In addition, there was a $1.0 million increase in allocated overhead expenses.

General and administrative

	Year Ended December 31,			2011 to 2012 % Change	2012 to 2013 % Change
	2011	2012	2013
	(dollars in thousands)
General and administrative	$5,778	$6,340	$9,556	10%	51%
Percentage of total revenues	6%	6%	5%
Headcount (at period end)	15	19	22	27%	16%

2012 compared to 2013. General and administrative expenses increased $3.2 million, or 51%, in 2013 as compared to 2012. The increase was primarily attributable to an increase of $1.6 million in personnel-related expenses, including an increase in bonuses and overall compensation in order to support the expansion of our infrastructure and growth of our business. In addition, there was a $1.4 million increase in professional fees associated with the growth of our business and our plans to be a public company.

2011 compared to 2012. General and administrative expenses increased $0.6 million, or 10%, in 2012 as compared to 2011. The increase was primarily attributable to an increase of $0.7 million in personnel-related expenses due to an increased headcount in order to support the growth of our business. In addition, there was a $0.2 million increase in allocated overhead expenses. These increases were offset by a $0.5 million decrease in professional fees.

Other expense, net

2012 compared to 2013. Other expense, net increased $0.6 million, or 30%, in 2013 as compared to 2012. The increase was primarily due to a $0.9 million increase in the fair value of our convertible preferred stock warrants and a $0.2 million increase in foreign exchange loss, partially offset by a decrease of $0.4 million in interest expense due to the refinancing of our loan.

2011 compared to 2012. Other expense, net decreased $0.6 million, or 24%, in 2012 as compared to 2011. The decrease was primarily due to a $0.7 million decrease in interest expense due to our partial repayment of principal on an outstanding loan. In addition, there was a $0.3 million increase in the fair value of our convertible preferred stock warrants offset by a $0.3 million decrease in other fees.

Quarterly Results of Operations Data and Key Metrics

Quarterly Results of Operations Data

We have prepared the following quarterly consolidated statements of operations data for each of the eight quarters through December 31, 2013 on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Three Months Ended,
	March 31, 2012		June 30, 2012		September 30, 2012		December 31, 2012		March 31, 2013		June 30, 2013		September 30, 2013		December 31, 2013
	(in thousands)
	(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$	23,527	$	21,477	$	25,291	$	33,456	$	35,253	$	37,028	$	40,143	$	41,458
Virtual currency		862		627		1,105		2,782		6,193		4,726		6,589		6,842

Total revenues		24,389		22,104		26,396		36,238		41,446		41,754		46,732		48,300
Cost of revenues(1)		3,636		3,677		5,439		5,848		5,858		5,995		6,662		6,832

Gross profit		20,753		18,427		20,957		30,390		35,588		35,759		40,070		41,468
Operating expenses(1):
Marketing		17,601		13,619		30,369		31,119		30,860		30,983		32,622		34,221
Research and development		2,091		2,725		2,800		2,660		3,772		3,464		3,837		3,776
General and administrative		1,519		1,439		1,601		1,781		2,173		2,112		2,947		2,324

Total operating expenses		21,211		17,783		34,770		35,560		36,805		36,559		39,406		40,321

Income (loss) from operations		(458)		644		(13,813)		(5,170)		(1,217)		(800)		664		1,147
Other expense, net:
Interest expense		(407)		(327)		(308)		(280)		(247)		(203)		(207)		(249)
Other expense, net		(89)		(93)		(142)		(216)		(167)		(72)		(310)		(963)

Net income (loss)	$	(954)	$	224	$	(14,263)	$	(5,666)	$	(1,631)	$	(1,075)	$	147	$	(65)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended,
	March 31, 2012		June 30, 2012		September 30, 2012		December 31, 2012		March 31, 2013		June 30, 2013		September 30, 2013		December 31, 2013
	(in thousands)
	(unaudited)
Cost of revenues	$	28	$	23	$	16	$	20	$	18	$	23	$	37	$	40
Marketing		32		25		23		25		36		45		59		39
Research and development		175		130		133		149		172		180		200		225
General and administrative		171		106		126		138		211		215		215		217

Total	$	406	$	284	$	298	$	332	$	437	$	463	$	511	$	521

The following table presents our consolidated quarterly statements of operations data as a percentage of total revenues:

	Three Months Ended,
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Subscription	96%	97%	96%	92%	85%	89%	86%	86%
Virtual currency	4	3	4	8	15	11	14	14

Total revenues	100	100	100	100	100	100	100	100
Cost of revenues	15	17	21	16	14	14	14	14

Gross profit	85	83	79	84	86	86	86	86
Operating expenses:
Marketing	72	62	115	86	75	75	71	71
Research and development	9	11	10	8	9	8	8	8
General and administrative	6	7	6	5	5	5	6	5

Total operating expenses	87	80	131	99	89	88	85	84

Income (loss) from operations	(2)	3	(52)	(15)	(3)	(2)	1	2
Other expense, net:
Interest expense	(2)	(2)	(1)	(1)	(1)	(1)	—	—
Other expense, net	—	—	(1)	—	—	—	(1)	(2)

Net income (loss)	(4)%	1%	(54)%	(16)%	(4)%	(3)%	—%	—%

Key Metrics

	As of
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands)
Members(1)	12,286	13,219	16,017	18,150	19,914	22,104	24,370	26,390
Subscribers(1)	318	301	416	483	509	553	613	650

(1)	For a definition of members and subscribers, see “—Key Metrics.” For a discussion of certain limitations on our member and subscriber metrics, see “Industry Data and Company Metrics.”

We have experienced sequential growth in subscription revenues in all quarters presented, with the exception of the three months ended June 30, 2012. This growth was a result of attracting new and repeat subscribers. The increase in our number of subscribers coincided with higher online advertising spend beginning in the second half of 2012, as well as the release in the second half of 2012 of our enhanced mobile apps. The sequential decline in revenues in the three months ended June 30, 2012 reflected a decrease in advertising spend in the first half of 2012, as we focused on enhancing our mobile products as well as optimizing our approach to advertising on mobile devices. Revenues from virtual currency increased in all periods with the exception of the three months ended June 30, 2012 and 2013. Revenues from virtual currency have fluctuated in conjunction with changes in the features or the introduction of additional premium features that require virtual currency, such as those released in the second half of 2012.

Our cost of revenues has increased in absolute dollars, but has stayed relatively constant as a percentage of total revenues, starting in the three months ended March 31, 2013 due to improved efficiencies related to the review of member profiles. Our cost of revenues increased in the three months ended September 30, 2012 as we increased our advertising spend in the second half of 2012 and therefore acquired additional members at a faster rate as compared to the first half of 2012.

Our marketing expenses increased in the three months ended September 30, 2012 as we increased our advertising spend in the second half of 2012.

Our research and development expenses have fluctuated quarterly due to the timing of hiring and the use of consultants to support continued enhancements to our service. The first quarter has historically been a key period for attracting talent resulting in an increase in personnel-related expenses. In the first quarter of 2013, we increased our engineering headcount by 27%. In the second quarter of 2013, we decreased our use of consulting services as compared to the first quarter of 2013, which caused those expenses to decrease slightly.

Our general and administrative expenses have fluctuated quarterly primarily due to amounts earned under our incentive bonus program and the timing of professional service fees in order to support the expansion of our infrastructure and growth of our business.

Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $20.5 million. Cash and cash equivalents consist of cash and money market funds.

Our primary sources of liquidity have been the issuance of convertible preferred stock, debt financing and cash generated from operations. From our inception through December 31, 2013, we raised total proceeds of $61.6 million through sales of our convertible preferred stock.

In February 2013, we entered into a loan and security agreement (the “Loan Agreement”) with a financial institution. Under the terms of the Loan Agreement, we were advanced $8.0 million under a term loan that matures in February 2017. We used the majority of the proceeds from the term loan to pay existing notes payable. We are required to make monthly interest-only payments through February 2014 and, thereafter, amounts outstanding under the term loan are repayable in equal monthly installments over 36 months. The term loan bears interest at a fixed rate of 3.75% per annum. In addition, we are obligated to pay an additional $0.5 million at the earlier of maturity or repayment of the term loan. We have the option to repay the term loan without penalty prior to maturity. The Loan Agreement requires us to comply with certain financial and other covenants, including maintaining certain levels of earnings. We were in compliance with these covenants as of December 31, 2013.

The Loan Agreement also permits us to draw down and maintain an outstanding balance of up to $4.0 million under a revolving line of credit. Principal amounts outstanding under the line of credit would accrue interest at 1.00% plus the then-current prime rate. Any outstanding principal and accrued interest shall become due and payable upon expiration of the line of credit in February 2015. Amounts outstanding under the line of credit may also be repaid without penalty prior to maturity. As of December 31, 2013, we had not drawn on the revolving line of credit and the full $4.0 million was available to be borrowed.

In connection with the Loan Agreement, we issued the financial institution a warrant to purchase 56,140 shares of common stock.

We believe that our existing cash and cash equivalents, cash generated from operations, and availability under our revolving line of credit will be sufficient to meet our working capital needs, scheduled term loan payments and planned capital expenditures for at least the next 12 months. From time to time, we may explore additional financing sources which could include equity, equity-linked and debt financing arrangements. We cannot assure you that any additional financing will be available to us on acceptable terms or at all.

The following table summarizes our consolidated cash flows for the periods presented:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$(4,759)	$(1,157)	$12,035
Cash flows (used in) investing activities	(767)	(6,028)	(1,005)
Cash flows provided by (used in) financing activities	16,734	(3,298)	(586)

Operating Activities

For 2013, we generated $12.0 million of cash from operating activities. This was primarily due to a net loss of $2.6 million that was offset by non-cash adjustments of $5.7 million. In addition, there was a $6.9 million increase in accrued liabilities and accounts payable as well as a $4.4 million increase in deferred revenue offset by a $2.3 million increase in accounts receivable. Accrued liabilities and accounts payable grew more quickly than our accounts receivable as our receivables typically have a relatively short collection period as compared to our payables, which are settled over a longer period.

For 2012, we used $1.2 million of cash in operating activities. This was primarily due to a net loss of $20.7 million, which was partially offset by non-cash adjustments of $3.1 million. In addition, there was a $5.9 million increase in deferred revenue, a $5.1 million increase in our accrued liabilities primarily relating to our accrued marketing expenses, a $2.0 million increase in deferred rent and a $1.9 million decrease in prepaid expenses primarily related to fewer television ad campaigns.

For 2011, we used $4.8 million of cash in operating activities. This was primarily due to a net loss of $12.2 million, which was partially offset by a $4.3 million increase in accrued liabilities primarily relating to our accrued marketing expenses, as well as a $2.2 million decrease in prepaid marketing expenses.

Investing Activities

For 2013, cash used in investing activities was $1.0 million, which consisted primarily of purchases of property and equipment related to the build-out of our data centers.

For 2012, cash used in investing activities was $6.0 million, which consisted primarily of $3.9 million of purchases of property and equipment related to the build-out of our corporate headquarters and a $2.1 million security deposit placed in a restricted cash account as required under our corporate headquarters and data center leases.

For 2011, cash used in investing activities was $0.8 million, which consisted of purchases of equipment to support the growth of the business.

Financing Activities

For 2013, cash used in financing activities was $0.6 million. This was primarily due to payments of $1.3 million on our capital equipment leases, offset by a $0.6 million net cash inflow as result of the refinancing of our loan.

For 2012, cash used in financing activities was $3.3 million. This was primarily due to $9.0 million for the repayment of our loan, partially offset by $5.9 million of proceeds from the issuance of convertible preferred stock.

For 2011, cash provided by financing activities was $16.7 million. This was primarily due to $15.0 million of proceeds from the issuance of convertible preferred stock and $3.0 million of proceeds from our loan, partially offset by $1.5 million for the repayment of our previous loan.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements as of December 31, 2013.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
		(in thousands)
Operating leases(1)	$	12,401	$	2,995	$	5,336	$	4,070	$	—
Capital leases(2)		5,222		2,330		2,892		—		—
Notes payable(3)		9,000		2,495		5,579		926		—
Purchase commitments		110		110		—		—		—

Total	$	26,733	$	7,930	$	13,807	$	4,996	$	—

(1)	Represents lease obligations related to our corporate headquarters and data centers with expiration dates between December 2017 and July 2018.
(2)	We lease equipment under capital leases with expiration dates between July 2015 and July 2016.
(3)	Represents principal and interest payments on a term loan payable of $8.0 million, which matures in February 2017 and bears interest at 3.75% per annum.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis and they are based on historical experiences and on various other assumptions that we believe are reasonable under the circumstances. However, actual results could differ from these estimates and these differences may be material.

Revenue Recognition and Allowance

We generate our revenues from subscriptions and virtual currency. Revenues are recognized when the following four basic criteria for revenue recognition have been met: (1) persuasive evidence of an arrangement exists; (2) price is fixed or determinable; (3) service is performed; and (4) collectability is reasonably assured. Revenues are presented net of taxes that are collected and remitted to governmental authorities.

We primarily generate revenues from subscriptions to our platform. We offer our members and subscribers one-, three- and six-month subscription plans which typically automatically renew. Subscription revenues are recognized ratably over the term of the subscription period. In certain markets, we charge activation fees at the time a new subscriber first enrolls in our service. Activation fees are deferred and recognized on a straight-line basis over an estimated average subscriber life, which is based on historical subscriber experience.

We also generate revenues from virtual currency. Virtual currency can be redeemed by members and subscribers for certain premium features such as Boost, virtual gifts and special delivery of messages. Virtual currency revenues are recognized when the currency is redeemed as the services are generally provided over a very short period of time, often within the same day.

For revenues earned through our third-party platform providers, we recognize revenues based on the gross amount paid by the customer because we are the primary obligor, we retain the ability to set all pricing and we maintain the relationship with the customer.

Our policy is to not grant refunds. However, there are certain instances in which refunds are granted. Since we collect most of our revenues through online credit card billing, a small portion of our members initiate chargebacks due to disputes over the credit card statements or claims of false transactions. This chargeback activity results in refunds. The allowance for refunds is calculated based on historical trends and any specific risks identified in processing transactions. Changes in the allowance are recorded against total revenues.

Fair Value of Preferred Stock Warrants

Outstanding warrants to purchase shares of our convertible preferred stock are classified as a liability on our consolidated balance sheets at fair value using the Black-Scholes pricing model. We record the convertible preferred stock warrants at their respective fair value as of the initial grant date. Gains and losses arising from the change in fair value of the convertible preferred stock warrants are included in other expense, net, in our consolidated statements of operations. To estimate the fair value of the convertible preferred stock warrants at each balance sheet date, the Black-Scholes pricing model contains various assumptions, including the fair value of our business and expected volatility of our convertible preferred stock, which are subject to judgment and could differ significantly in the future. Upon completion of this offering, the then-aggregate fair value of the convertible preferred stock warrants will be reclassified from a liability to additional paid-in capital, as these warrants will automatically convert into warrants to purchase the same amount of shares of common stock.

Stock-based Compensation

We measure stock-based compensation expense for personnel at the grant date fair value of the award, and recognize expense on a straight-line basis over the vesting period. Determining the fair value of an award requires judgment.

We estimate the fair value of stock-based awards using the Black-Scholes pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behavior, the risk-free interest rate for the expected term of the award and the expected dividend yield, which were estimated as follows:

Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term was estimated using the simplified method allowed under the authoritative guidance because we do not have sufficient historical experience for determining the expected term of the stock-based awards.

Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average of the historical volatilities of industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes pricing model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the assumptions used to estimate the fair value of options granted during the years presented:

Year Ended December 31,
	2011	2012	2013
Expected term (in years)	6.0-6.1	5.5-6.1	3.5-6.2
Volatility	38.0%-39.5%	41.5%-42.5%	42.6%-44.5%
Risk-free interest rate	1.9%-2.6%	0.8%-1.2%	0.5%-2.0%
Dividend yield	—	—	—

Valuation of our Common Stock

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes pricing model. The fair value of the common stock underlying our stock options was determined by our board of directors with input from management and contemporaneous third-party valuations.

Since our common stock is not publicly traded, we valued our common stock at each grant date by considering objective and subjective factors in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation model are based on management’s future expectations combined with management’s judgment. Objective and subjective factors to determine the fair value of our common stock as of the date of each option grant included the following:

•	contemporaneous valuations performed by independent third-party valuation specialists;

•	recent private sales of common stock by individual stockholders;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	the lack of marketability of our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the market performance of comparable, publicly-traded companies; and

•	U.S. and global economic and industry conditions and outlook.

In assessing the findings of our third-party valuation specialist, our board of directors reviewed the specialist’s methods and inputs used in its valuations. There were significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates included assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense could have been significantly different.

Our board of directors determined the fair value of our business, or enterprise value, by using the value indicators described above under the following valuation approaches:

Discounted Cash Flow Method

In valuing our common stock, the board of directors determined the equity value of our business by considering the discounted cash flow method (“DCFM”). DCFM involves estimating the future cash flows of a business for a discrete period and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then the terminal value of the business is estimated and discounted to present value. The terminal value is determined by using observed metrics from comparable publicly-traded companies, as well as transactions from the sale of similar companies, both public and private, and discounting that value to the present value. The discount rate applied to our cash flows was based on a weighted-average cost of capital, which represents the blended, after-tax costs of debt and equity.

Allocation Methods

The enterprise value derived from the approach discussed above is then allocated to each of the classes of stock using either the Option Pricing Method (“OPM”) or the Probability Weighted Expected Return Method (“PWERM”). The two allocation methods are described below:

Option Pricing Method

The OPM treats common stock and convertible preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the convertible preferred stock. Therefore, under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event. The common stock is treated as a call option that gives the owner the right, but not the obligation, to buy the underlying enterprise value at a predetermined exercise price. The OPM uses the Black-Scholes pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be speculative.

Probability Weighted Expected Return Method

The PWERM involves a forward-looking analysis of possible future outcomes. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. Discrete future outcomes considered under the PWERM included various initial public offering scenarios as follows:

•	a low initial public offering scenario, which was predicated on our strong growth in revenues, but in which the price the market was willing to pay for our shares was lower than anticipated;

•	a mid initial public offering scenario, which was predicated on our strong growth in revenues and the financial market’s willingness to pay market value for our shares; and

•	a high initial public offering scenario, which was predicated on our strong growth in revenues and the financial market’s willingness to pay a premium for our shares.

We derived an enterprise value indication under each scenario by observing revenue multiples for comparable public companies. We then applied the selected revenue multiples based on our management’s updated expectations for each scenario to our financial forecast to arrive at an enterprise value indication. In each of these scenarios, the equity value was allocated pro rata among the shares of our common stock and each series of convertible preferred stock, which caused the common stock to have a higher relative value per share. The fair value of the enterprise using the initial public offering scenarios was weighted according to the estimate of the probability of each scenario.

Discount for Lack of Marketability

After the enterprise value is determined and allocated to the various classes of stock using the OPM and PWERM, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that an owner of private company stock has limited opportunities to sell the stock and there could be considerable additional economic costs in terms of time and effort to find buyers, thereby reducing the overall fair value of the stock.

We have granted the following stock options with the following exercise prices and fair values since February 2013:

Option Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Share	Common Stock Fair Value per Share
February 27, 2013(1)	1,914,875	$3.03	$3.03
June 5, 2013	524,500	3.27	3.27
August 22, 2013	727,000	3.59	3.59
December 12, 2013	479,000	4.52	4.52
February 13, 2014	4,403,750	5.86	5.86
February 19, 2014	100,000	5.86	5.86

(1)	In accordance with the Code, 284,858 of the shares subject to options were granted at an exercise price of 110% of the fair market value of our common stock. For more information about these awards, see “Executive Compensation—2013 Outstanding Equity Awards at Year-End Table.”

Based on the assumed initial public offering price per share of $        , the aggregate intrinsic value of our outstanding stock options as of December 31, 2013 was $         million, with $         million related to vested stock options.

Quantitative and Qualitative Disclosure about Market Risk

We have operations to support members and subscribers in the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange risks and inflation.

Interest Rate Fluctuation Risk

The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. All of our cash and cash equivalents are held in either our money market or operating account. If interest rates decline, future interest income will decline. An increase or decrease in interest rates of 100 basis points would not have had a material impact on our operating results or financial condition as of or for 2013.

Our term loan under our Loan Agreement is at a fixed rate and, therefore, there is no interest rate fluctuation risk associated with our term loan.

Foreign Currency Exchange Risks

A significant portion of our revenues are denominated in currencies other than the U.S. dollar, principally the Euro, the British Pound Sterling, the Australian dollar and the Canadian dollar. A portion of our expenses are also denominated in foreign currencies, principally the British Pound Sterling, the Norwegian kroner, the Euro and the Australian dollar. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We believe our exposure to foreign currency losses is mitigated in part because receivables and payables denominated in foreign currencies are generally received or paid within a limited time frame, typically between three to seven days. If our foreign currency denominated cash and cash equivalents, accounts receivable, accounts payable, revenues or expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. As of December 31, 2013, we had not entered into any foreign exchange hedging contracts.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a leading global online dating platform with over 26 million members across 80 countries. We help our members date smarter by leveraging data generated by their actions on our platform. Our proprietary Behavioral Matchmaking engine continuously learns from the clicks, messaging and other actions of our members in order to deliver connections that are predicted to result in mutual attraction. These connections occur on our unified global platform, allowing our members to discover and communicate with each other from their mobile phones, tablets or personal computers. We provide our members with highly personalized online dating experiences through easy-to-use features and adaptive technology. We were the #1 grossing dating app and a top 25 grossing app on the iPhone in the United States as of December 31, 2013. Our solution is offered to our members worldwide through our single brand and is localized in 25 languages.

We launched in 2007 with the belief that online dating would become so common that people would simply think of it as dating. Traditionally, it was difficult for singles to discover and connect with each other because they were limited by social circles, geography and time. Today, online dating has significantly reduced these limitations and improved the opportunity for singles to connect. While online dating has increased the number of accessible singles, it has exacerbated the search problem of finding mutual attraction, which can be complex and time-consuming. According to the U.S. Census Bureau, there were over 100 million unmarried adults in the United States in 2012, and we estimate there to be over one billion unmarried adults worldwide.

Our Behavioral Matchmaking engine is self-learning and dynamically adapts based on member actions on our platform, such as sending a message, accepting a connection or expressing interest through certain premium features. Our technology processes these actions to present potential connections that are predicted to result in mutual attraction. As we collect more data, our algorithms are continuously refined to enhance the effectiveness of our solution for all our members.

Our solution is easy to use and fun for our members. Once a member enters his or her email address and basic information, he or she can discover and connect with other members right away. Our Behavioral Matchmaking engine then starts to capture data, learn preferences and personalize the experience for that member. We offer our members multiple, distinct discovery tools such as Carousel, Search and SmartPick—all powered by our Behavioral Matchmaking engine. These tools and other features, such as Boost and chat, provide our members multiple ways to interact with each other.

We believe our solution is well suited for mobile devices. Our intuitive mobile interface and “one-touch” features allow our members to engage with our platform throughout their day. The availability of our platform across mobile phones, tablets and personal computers enables our members to seamlessly move between devices, increasing the opportunities for member engagement and real-time interactions. During 2013, members using mobile devices had an average of 32% more sessions per day than members using personal computers. We were the #1 grossing dating app and a top 25 grossing app on the iPhone in the United States as of December 31, 2013 and our Android app has been downloaded over ten million times.

We generate revenues from subscriptions as well as virtual currency. Our member base has experienced rapid growth and we intend to continue to scale our investments in marketing and focus our efforts on the acquisition of new members and subscribers. Our number of members grew from over 18 million as of December 31, 2012 to over 26 million as of December 31, 2013. During the same period, our number of subscribers grew from approximately 483,000 to approximately 650,000. Our total revenues grew by 63% from $109.1 million to $178.2 million in 2012 and 2013, respectively. We had net losses of $20.7 million and $2.6 million in 2012 and 2013, respectively.

Industry Overview

Dating is typically episodic. A person may be single or in a relationship multiple times and for varying periods of time. Traditionally, the ability for singles to meet was limited by social circles, geography and time. Today, technology, mobile devices and the Internet have significantly reduced these limitations and improved the opportunity for singles to connect.

At the same time, social acceptance of online dating has increased with wide adoption of technology and mobile devices in our everyday life. This has resulted in more singles embracing online dating as a fun and effective way to meet other singles. In 1999, only 2% of American singles had used some form of online personals service, and by 2013, 38% of American single adults had used an online dating website or mobile dating app, according to the Pew Research Center.

While online dating has increased the number of accessible singles, it has created a search problem that requires users to look through a large pool of potential candidates in hopes of finding mutual attraction. Some dating websites have tried to solve this search problem through user-generated search constraints to narrow the number of potential matches. Other dating websites have applied psychology-based methods to attempt to eliminate the need for search altogether by recommending potential matches based on lengthy compatibility-based questionnaires. These websites rely on time-consuming processes and potentially inaccurate self-assessments, producing static, predefined results. Others attempt to solve the search problem by limiting their members to particular religions, ages, careers, education levels or even food preferences.

Thousands of online dating websites and apps have been created, resulting in a highly fragmented marketplace. However, few reach a critical mass of members. According to IBISWorld, only five online dating companies had more than 1% market share of the U.S. dating services market in 2013.

The U.S. online dating market is estimated to be $2.1 billion, according to IBISWorld. The global online dating market is significantly larger as this estimate does not take into account international markets. We estimate there to be over one billion unmarried adults worldwide—more than ten times the number of unmarried adults in the United States. Also, we believe the proliferation of mobile devices in both U.S. and international markets will further drive the scale and growth of online dating.

Our Opportunity

We believe that there is a significant opportunity to help singles date smarter by leveraging behavioral data. Technology platforms such as Amazon, Netflix and Pandora have successfully used data generated by the actions of their customers to enhance their services and offer recommendations predicted to appeal to each individual customer. As customers make purchases, watch movies or listen to music, these online services capture and learn from user behavior in order to make smarter recommendations to help customers discover products, movies and songs they might enjoy and may not find on their own.

We have applied this behavior-based approach to online dating. By leveraging behavioral data, we are able to address the complex and time-consuming search problem created by the increased number of accessible singles made possible by online dating. However, unlike recommendations for products, movies and songs, where the products do not have to like the user who selected them, online dating is more complex since there needs to be a two-way match based on each individual’s preferences. Our data-driven approach provides predictions of mutual attraction to help members discover and connect with other members.

Our Solution

We provide our members with highly personalized online dating experiences through easy-to-use features and adaptive technology. We believe our platform provides the following benefits to our members:

•	Personalized. We create a personalized experience for each and every member. While other online dating websites often bucket their users into predefined, static groups, our Behavioral Matchmaking engine dynamically processes, learns and adapts to each member’s unique actions on our platform. As a result, members are presented with potential connections that are tailored to their preferences.

•	Easy. We make it easy for our members to get started quickly and focus on engaging with other members. After providing an email address and basic information, members can discover and connect with other members right away. In addition to messaging, we offer a variety of other appealing ways to interact with other members such as winks, chat requests and virtual gifts.

•	Mobile. The availability of our platform across mobile phones, tablets and personal computers enables our members to seamlessly move between devices, increasing the opportunities for member engagement and real-time interactions. Our intuitive mobile interface, with “one-touch” features, allows our members to engage with our platform at their convenience throughout their day.

•	Flexible. Our platform can be used by members throughout their dating lives. We have members who range from 18 to over 90 years old. We seek to form long-term relationships with our members so they return to our platform each time they are looking for a new dating relationship. In 2013, more than 50% of our total bookings came from repeat subscribers.

•	Global. We have had a global member base since we launched our platform. Our solution is offered to our members across 80 countries in 25 languages and accepts payments in 55 currencies. Because our Behavioral Matchmaking engine learns from individual actions, it is able to reflect a member’s preferences irrespective of their location. In 2013, 49% of our total revenues were international, and 62% of our members were international at the end of the year.

•	Authentic. We believe that the authenticity and quality of member profiles is important in creating an engaging and meaningful online dating experience for our members. We encourage our members to validate their accounts through various means such as email, phone number and Facebook or Twitter accounts. Our member operations team is dedicated to managing the quality of member profiles by reviewing profile content for compliance with our terms and policies.

Our Competitive Strengths

•	Product focus. Since inception, we have focused on developing, enhancing and optimizing our technology to simplify online dating. We aim to provide the most useful and powerful matching technology. Although our matching technology is complex, our interface is simple and intuitive. We regularly test new features and frequently update existing features, typically with a two-week release cycle, to give our members an improved experience on both desktop and mobile apps. As of December 31, 2013, 48% of our headcount consisted of our research and development organization.

•	Proprietary technology. We typically process and analyze over 45 million member actions per day through our Behavioral Matchmaking engine to dynamically address each member’s preferences at scale. We believe our platform contrasts with the offerings of our competitors, which are primarily focused on applying search constraints or administering questionnaires.

•	Efficient global platform. We have a single platform that allows our members to access our product through their mobile phones, tablets and personal computers across 80 countries and in 25 languages. Our unified platform allows us to cost-effectively introduce new features and updates globally.

•	Optimized for mobile. Mobile devices are ideal for online dating as they easily fit into our members’ busy lives and allow members to interact more frequently. Our product is designed to be easy to use on small screens and enables members to sign up, engage and pay with their mobile devices. During 2013, 41% of our first-time subscriptions were purchased using mobile devices.

•	Large member base. Our platform served over 26 million members globally as of December 31, 2013. Our large member base of both paying and non-paying members provides beneficial network effects leading to increased value for our members. Our members have a large pool of singles with whom they can interact and be matched. As we collect more data from these actions, our algorithms are further refined to enhance the effectiveness of our solution for all our members.

•	Data-driven business operations. We perform extensive data analysis to make decisions and improve operations across multiple functions of our company, including marketing, product development, member operations, finance and human resources. For example, we measure return on advertising spend for all advertising campaigns, test new platform features through online controlled experiments and measure effectiveness and quality of content moderation. We believe that we can generate better, more cost-effective business results and value to our members by analyzing data and making data-driven decisions across every aspect of our business.

Our Strategy

We intend to continue to strengthen our position as a leading global online dating platform. We have over 26 million members and intend to grow our member base with the following key strategies:

•	Product innovation. We seek to continuously improve our products through enhancements to our Behavioral Matchmaking engine, user interface and features. For example, in the fourth quarter of 2012, we enhanced Boost, a feature that allows a member to drive more traffic to his or her profile, with real-time feedback. Boost has become a popular way for our members to interact and has driven an increase in virtual currency revenues.

•	Mobile leadership. Our platform offers real-time communications and interactions that are designed for mobile environments globally. We intend to continue to develop and introduce mobile-optimized features, such as Carousel, that allow members to quickly view potential connections and express interest through a single touch.

•	Return-focused advertising. We seek to optimize for total return on advertising spend by frequently analyzing and adjusting this spend to focus on channels and markets that generate a high return. We use numerous campaigns that allow us to quickly measure the effectiveness of our advertising spend. We intend to continue with our data-driven approach to scale and optimize our advertising spend.

•	Brand building. We plan to further increase our brand awareness and build trust with our members through increased public relations, social media and advertising. We believe this will enable us to gain additional members.

•	Long-term member engagement. We believe our matchmaking technology and features allow us to be relevant for our members throughout their dating lives. We will continue to make it easy for our members to return and receive an optimal experience each time they are looking for a new dating relationship.

Our Platform

We offer easy-to-use tools to enable our members to discover, connect and communicate with each other. Our members are able to enjoy a seamless experience across devices. All of our members are able to create a full profile and view other members’ profiles. Our subscribers have full access to our communication platform and certain premium features. Our subscription plans in the United States range from approximately $30 for our one-month plan to approximately $75 for our six-month plan. The screenshots below are illustrative and reflect key features and discovery tools on our platform.

Discovery Tools

•	Search. Search gives members the ability to browse profiles, click to see more details and send messages and chat requests. It also provides members with search options to refine potential connections. Decisions members make in response to search results enhance our Behavioral Matchmaking engine, allowing us to personalize the experience for each member and increase the relevance of future recommended connections.

•	Carousel. Carousel is designed to be a fun and easy way for members to quickly browse many profiles. Members can express their level of interest by selecting “yes,” “maybe” or “no.”

•	SmartPick. SmartPick utilizes our Behavioral Matchmaking engine to compute and deliver a potential match that remains available for 24 hours. Each SmartPick is generated after an intensive search using our proprietary algorithm that processes each member’s cumulative behavioral data and delivers a personalized match. An introduction is only made once both members respond with a “yes” to each other.

Virtual Currency

Members can purchase, earn and redeem virtual currency to use certain premium features such as:

•	Boost. Boost allows a member’s profile to appear more prominently throughout our platform. Once “boosted,” the member profile is promoted to other potential connections for a selected number of impressions.

•	Virtual gifts. Members can give virtual gifts such as a box of chocolates or a teddy bear. Sending a virtual gift is a fun way to signal a higher level of interest. These virtual gifts are displayed on the recipient’s profile.

•	Special Delivery. Special Delivery allows a member to send messages that are prominently displayed to the receiving member, making these messages more likely to be noticed and read.

Our Members

We have over 26 million members in 80 countries. Our members range from 18 to over 90 years old. The following are examples of our members who found relationships through our platform:

Our Technology

We believe our key technologies drive significant competitive differentiation. We have a data-driven culture and are focused on improving and expanding the capabilities and features of our proprietary technology platform. We utilize a rapid development and release cycle based on agile methodologies that allows us to deploy new features to our members in frequent iterations.

Key elements of our proprietary technology platform include:

•	Behavioral Matchmaking engine. Our technology is based on our Behavioral Matchmaking engine that learns from our members’ actions on our platform to present potential connections that are predicted to result in mutual attraction. We employ Markov chain (memory-less) and with-memory behavioral data systems to process and evaluate member data. As members use our platform, their actions are processed by these systems which automatically update the scores, coefficients and other measurements for those members and all other members within the system. These calculations are then utilized in generating new potential connections for our member base. We utilize leading open source technologies such as Hadoop, Hive and Impala to perform these functions at scale. We have built proprietary models using these Big Data tools that allow us to deliver a highly personalized experience to each and every member.

•	Real-time communications infrastructure. By leveraging XMPP-based technologies underlying instant messaging applications, we are able to dynamically integrate user presence status and real-time chat features into our applications. As an example, search results and member profiles display whether members are simultaneously online, and if they are, an interactive chat interface is displayed. This real-time communications capability is available across our platform and managed through a standard programmable interface.

•	Big Data systems and scalable infrastructure. Our infrastructure enables the storage and processing of extremely large datasets for use across our platform. We leverage a combination of commodity hardware and outsourced services to efficiently expand processing capacity as needed. For hosting static member content, we leverage third-party global content delivery networks and cloud-based file storage providers. For dynamic content, we have redundant hosted data centers located in Seattle, Washington and San Jose, California that are synchronized on a near real-time basis.

•	Global payment system. Our proprietary payment platform provides 21 different payment methods in 55 currencies. Our infrastructure processes payments through a number of payment processing partners to make transactions convenient for our members. Cardholder data is encrypted and our payment system is secured behind a firewall.

Member Operations

We believe that customer support and content moderation are critical to maintaining a positive member experience. Our member operations team provides support to both subscribers and non-subscribers and is dedicated to ensuring that our members enjoy a high degree of satisfaction when using our platform.

Customer Support

We provide customer support through our team in San Francisco, California and outsourced providers. Customer support responds to a variety of inquiries from members through email, live phone support, voicemail support and social media. We also post frequently asked questions on our website. We currently provide customer support in six different languages: English, French, German, Italian, Portuguese and Spanish.

Content Moderation and Fraud Prevention

Authenticity and quality are important to our member experience. Our member operations team plays an integral role in promoting the quality of member profiles by reviewing text and photo content for adherence to our terms and policies and working to detect fraudulent profiles. In addition to our team, we use a variety of proprietary technologies to review profiles and detect and reduce spam and fraudulent activities.

Marketing

Our marketing team’s primary focus is to efficiently attract new members and subscribers to our platform. We also focus on building brand awareness and educating potential members about our platform’s features and benefits. Our approach to marketing is iterative and data-driven. We seek to optimize for total return on advertising spend by frequently analyzing and adjusting our spend to the channels and markets that generate a high return.

Research and Development

Our ability to compete depends in large part on our commitment to research and development and our ability to rapidly introduce new technologies, features and functionality to our platform. Our research and development organization is responsible for the design, development and testing of our platform. Based on customer feedback and needs, we focus our efforts on developing new solutions, functionality, applications and core technologies and further enhancing the usability, functionality, reliability, performance and flexibility of existing solutions and applications. As of December 31, 2013, 48% of our headcount was in our research and development organization. We cultivate an environment of innovation among employees. For example, we have a semi-annual hack-a-thon competition, in which employees compete to develop ideas to improve the company. We foster innovation in our newest employees through our semi-annual research and development recruiting program, which includes an exercise whereby recruits develop a new product idea as part of their training. Research and development expenses were $6.1 million, $10.3 million and $14.8 million during 2011, 2012 and 2013, respectively.

Competition

The online dating market is rapidly evolving, highly competitive and fragmented. We face significant competition in this market and we expect competition to intensify in the future. We compete with companies in both the United States and internationally, including Match.com, eHarmony.com and Meetic.com. We also face competition from thousands of smaller companies in the online dating market, including a large number of free websites and apps. In addition, we face competition from other online companies that offer personal ads as well as offline sources such as newspapers and offline dating services, among others.

We believe the principal competitive factors in our market include:

•	size and engagement of member and subscriber base;

•	matchmaking effectiveness;

•	ease of use;

•	brand awareness, authenticity and reputation;

•	level of member satisfaction and ability to respond to member needs rapidly;

•	breadth, flexibility, adaptability and functionality of technology platform;

•	availability and functionality of mobile apps to all members;

•	ability to innovate and develop new or improved features and functionality; and

•	pricing of services.

We believe that we compete favorably with respect to these factors. Our ability to remain competitive will largely depend on our ability to keep pace with the evolving needs of our members and subscribers and to continue to develop and introduce new apps and services in a timely manner that meet these needs.

Intellectual Property

The protection of our technology and intellectual property is an important component of our success. We rely upon a combination of copyright, trade secret, trademark and patent laws, as well as domain names and contractual restrictions, to establish and protect our intellectual proprietary rights. We generally enter into confidentiality agreements and invention assignment agreements with our employees and consultants to control access to, and clarify ownership of, our software, documentation and other proprietary information.

As of December 31, 2013, we had one issued U.S. patent and a total of eleven patent applications in the United States and certain foreign countries. We have a number of registered and unregistered trademarks in the United States and in certain other jurisdictions. We own the Internet domain name www.zoosk.com as well as approximately 400 related and other domain names that could have future use in our business.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our solutions. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. In addition, we are currently and may in the future be subject to claims that we are infringing, misappropriating or otherwise violating the intellectual property rights of others.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that are applicable to Internet companies and those in the online dating industry. These laws and regulations may involve data protection, online payment services, virtual currency, online dating, content regulation, intellectual property, taxation, protection of minors, consumer protection or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the industry in which we operate.

We are also subject to, or may be subject in the future to, federal, state and foreign laws regarding privacy and the protection of member data. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection that could affect us.

Employees

As of December 31, 2013, we had 168 employees, consisting of 22 in marketing, 80 in research and development, 44 in technical and member operations and 22 in general and administrative roles.

Facilities

Our corporate headquarters is located in San Francisco, California, and consists of approximately 52,000 square feet under a lease that expires in July 2018. We have an option to extend the lease for five years. We believe our facilities are adequate for our current needs and for the foreseeable future. However, we will continue to seek additional space as needed to accommodate our growth. We also operate data centers in the United States pursuant to lease agreements or co-location arrangements.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities, such as patent infringement claims and consumer or advertising complaints. Although the results of legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of February 21, 2014:

Name	Age	Position
Executive Officers:
Shayan Zadeh	35	Co-Founder, Chief Executive Officer and Director
Alex Mehr	35	Co-Founder, President and Director
Kelly Steckelberg	46	Chief Financial Officer and Chief Operating Officer
Eric Barnett	41	General Counsel and Secretary
Peter Offringa	44	Vice President of Engineering
Romain Galoisy	35	Vice President of Marketing
Allison Braley	33	Vice President of Communications

Non-Employee Directors:
Aida Alvarez	64	Director
David Cowan(2)	48	Director
Jeff Epstein(1)	57	Director
Jeffrey Jordan(2)	55	Director
Deepak Kamra(1)	57	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.

Executive Officers

Shayan Zadeh is our co-founder and has served as our Chief Executive Officer since November 2007 and as a member of our board of directors since April 2007. From 2005 to 2007, he worked as a Program Manager for Microsoft Corporation, a software company. Mr. Zadeh holds a B.Sc. in computer science from Sharif University of Technology, an M.S. in computer science from the University of Maryland and an M.B.A. from the University of Washington. We believe that Mr. Zadeh should serve on our board of directors due to the perspective and experience he brings as our co-founder and Chief Executive Officer.

Alex Mehr is our co-founder and has served as our President since November 2007 and as a member of our board of directors since April 2007. From November 2007 to January 2013, he served as our Co-Chief Executive Officer. He previously worked as a research scientist for NASA through a consulting firm. Mr. Mehr holds a B.S. in mechanical engineering from Sharif University of Technology and an M.S. and a Ph.D. in mechanical engineering from the University of Maryland. We believe that Mr. Mehr should serve on our board of directors due to the perspective and experience he brings as our co-founder and President.

Kelly Steckelberg has served as our Chief Financial Officer since March 2011 and as our Chief Operating Officer since August 2012. From May 2007 to March 2011, she worked at Cisco Systems, Inc., a technology company, where her roles included divisional Chief Financial Officer positions for the Consumer Segment and WebEx. Prior to joining Cisco, Ms. Steckelberg served as Controller and Chief Accounting Officer at WebEx Communications, Inc., an internet company, which was acquired by Cisco in May 2007. Previously, she held a variety of executive positions at Epiphany, Inc., and a variety of finance positions at PeopleSoft, Inc. Ms. Steckelberg holds a B.B.A. in accounting and an M.S. in accounting from the University of Texas, Austin.

Eric Barnett has served as our General Counsel and Secretary since June 2010. From August 2006 to February 2010, he served as Assistant General Counsel for M&A and Corporate Securities at Sun Microsystems,

Inc., a technology company. Prior to joining Sun Microsystems, Mr. Barnett was a corporate and securities attorney at Baker & Hostetler LLP from 2003 to 2006 and at Wilson Sonsini Goodrich & Rosati, Professional Corporation, from 1999 to 2003. Mr. Barnett holds a B.S. in chemical engineering from Northwestern University, an M.S. in chemical engineering from Stanford University and a J.D. from Stanford Law School.

Peter Offringa has served as our Vice President of Engineering since May 2010. From July 2008 to May 2010, he was Vice President of Engineering for the news and technology business unit of CBS Interactive, a division of CBS Corporation, a media company. From 2005 to 2008, Mr. Offringa was Vice President of Engineering at CNET Networks, Inc., a media company. Prior to working at CNET, he served as Chief Technology Officer of Vehix, Inc., an internet company, and as Vice President of Engineering at OneMediaPlace, Inc., an online marketplace company. Mr. Offringa holds a B.S.E. in computer science from Princeton University.

Romain Galoisy has served as our Vice President of Marketing since February 2012. From October 2008 to February 2012, he held a variety of marketing positions with us. From 2001 to 2006, Mr. Galoisy served in a variety of consulting positions with ZS Associates, Inc., a consulting firm. Mr. Galoisy holds a B.Sc. in European Business with Technology from the University of Brighton, a B.S. in European Business with Technology from Ecole Management Leonard de Vinci, an M.S. in Technology and Management from Ecole Centrale de Paris, and an M.B.A. in International Development from the University of California, Berkeley.

Allison Braley has served as our Vice President of Communications since August 2013. From April 2011 to June 2013, she served as Director of Communications at ZocDoc, Inc., an internet services company. From December 2009 to March 2011, Ms. Braley served as Director of Media Strategy for the Outcast Agency, a public relations firm and subsidiary of Next Fifteen Communications plc. Prior to that, she served as Director of Public Relations at Condé Nast Digital, a division of Advance Publications, Inc., a media company, from February 2007 to December 2009. Ms. Braley holds a B.S. in communications studies from James Madison University.

Non-Employee Directors

Aida Alvarez has served as a member of our board of directors since February 2014. She is the former Administrator of the U.S. Small Business Administration and was a member of President Clinton’s Cabinet from 1997 to 2001. From 1993 to 1997, Ms. Alvarez was the founding director of the Office of Federal Housing Enterprise Oversight. Prior to 1993, she was a vice president in public finance at First Boston Corporation, an investment bank, and Bear Stearns & Co., Inc., an investment bank. In addition to serving on our board of directors, Ms. Alvarez currently serves as a member of the board of directors of Wal-mart, Inc., Union Bank of California and Progress Financial Corporation. She also previously served on the board of directors of PacifiCare Health Systems. Ms. Alvarez holds a B.A. in English literature from Harvard College. We believe Ms. Alvarez should serve on our board of directors due to her executive and leadership experience gained directing federal agencies charged with financial oversight, her insight into public policy, her knowledge of investment banking and finance and her experience as a director on the boards of other companies.

David Cowan has served as a member of our board of directors since November 2009. He has been a Partner of Bessemer Venture Partners, a venture capital firm, since August 1996. In addition to serving on our board of directors, Mr. Cowan currently serves as a member of the board of directors of Lifelock, Inc. He is also a director of several private companies and was a director of Keynote Systems, Inc., an internet and mobile services company, from March 1998 until March 2010. Mr. Cowan holds an A.B. in computer science and mathematics and an M.B.A. from Harvard University. We believe Mr. Cowan should serve on our board of directors due to his extensive experience as a venture capitalist and director of technology companies.

Jeff Epstein has served as a member of our board of directors since August 2012. He is an Operating Partner at Bessemer Venture Partners, a venture capital firm, where he has served since November 2011.

Mr. Epstein is also a Senior Advisor at Oak Hill Capital Partners, a private equity firm, where he has served since August 2011. From September 2008 to April 2011, he served as Executive Vice President and Chief Financial Officer of Oracle Corporation, an enterprise technology company. In addition to serving on our board of directors, Mr. Epstein currently serves as a member of the board of directors of priceline.com, Incorporated, Shutterstock, Inc., and Global Eagle Entertainment Inc. He also serves as a member of the management board of the Stanford University Graduate School of Business as well as on the boards of directors of a number of other private and not-for-profit enterprises, including Kaiser Permanente. Mr. Epstein holds a B.A. in economics and political science from Yale University and an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Epstein should serve on our board of directors due to his extensive experience as a venture capitalist, executive officer and director of public corporations and his financial expertise as a member of several audit committees and as a former chief financial officer.

Jeffrey Jordan has served as a member of our board of directors since January 2010. He has been a General Partner at Andreessen Horowitz, a venture capital firm, since July 2011. Previously, Mr. Jordan served as President and Chief Executive Officer of OpenTable, Inc., an internet and mobile services company, from June 2007 to June 2011. From September 2004 to September 2006, he served as the President of PayPal, the Internet-based payment system owned by eBay, Inc., an internet company. Prior to that, Mr. Jordan served as Senior Vice President and General Manager for eBay North America from September 1999 to September 2004. From September 1998 to September 1999, he served as Chief Financial Officer for Hollywood Entertainment Corporation, a video rental company, and then as President of its subsidiary, Reel.com, Inc. Previously, Mr. Jordan served in various capacities at The Walt Disney Company, an entertainment company, for eight years, most recently as Senior Vice President and Chief Financial Officer of The Disney Store Worldwide. Before that, he worked for The Boston Consulting Group, Inc., a management consulting firm. In addition to serving on our board of directors, Mr. Jordan serves on the board of directors for several private companies. From July 2007 to June 2013, he served on the board of directors for OpenTable, Inc. Mr. Jordan holds a B.A. from Amherst College and an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Jordan should serve on our board of directors due to his extensive experience as an officer and director of technology companies and as a venture capitalist.

Deepak Kamra has served as a member of our board of directors since June 2008. He has been a General Partner at Canaan Partners, a venture capital firm, since October 1995, and he has worked at Canaan Partners since 1991. Prior to joining Canaan Partners, Mr. Kamra served as Vice President of North American Sales and Product Marketing for Aspect Telecommunications Corporation, a business telecommunications company. In addition to serving on our board of directors, he serves on the board of directors of several private companies. Mr. Kamra holds a Bachelor in Commerce from Carleton University and an M.B.A. from Harvard Business School. We believe Mr. Kamra should serve on our board of directors due to his extensive experience as a venture capitalist with particular expertise in the online dating industry.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, President, Chief Financial Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Board Composition

Our business affairs are managed under the direction of our board of directors. Our board of directors may establish the authorized number of directors from time to time by resolution. We currently have nine authorized directors.          of our directors are independent within the meaning of the independent director guidelines of                     . Our current amended and restated certificate of incorporation and amended and restated voting agreement between us and certain of our stockholders provide for:

•	two directors to be designated by holders of our common stock, who are currently Messrs. Zadeh and Mehr;

•	one director to be designated by the holders of our Series A convertible preferred stock, which directorship is currently vacant;

•	one director to be designated by the holders of our Series B convertible preferred stock, who is currently Mr. Kamra;

•	one director to be designated by the holders of our Series D convertible preferred stock, who is currently Mr. Cowan; and

•	the remaining directors to be designated mutually by holders of our common stock and preferred stock, who are currently Ms. Alvarez and Messrs. Epstein and Jordan.

The amended and restated voting agreement and the provisions of our current amended and restated certificate of incorporation by which all of the members of our board of directors were elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Classified Board of Directors

In connection with this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2017.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fix the number of directors and to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions.”

Director Independence

In connection with this offering, we intend to list our common stock on             . Under the rules of             , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of              require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 upon completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of the members of our board of directors, except                          , are “independent directors” as defined under the listing standards and rules of                     .

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Each of the below committees has a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the Investor Relations section of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Messrs. Epstein and Kamra. Mr. Epstein is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current                      listing standards and the SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Epstein is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Messrs. Cowan and Jordan. Mr.                      is the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and meets the requirements for independence under the current                      listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Governance Committee

Our nominating and governance committee is comprised of                           and                          .                           is the chairman of our nominating and governance committee.                           and                           meet the requirements for independence under the current                      listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2013.

In 2011, we sold shares of our Series E convertible preferred stock to entities affiliated with Bessemer Venture Partners. Mr. Cowan, a member of the compensation committee, is a partner of Bessemer Venture Partners. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Series E Convertible Preferred Stock Transaction.”

In connection with the sales of our convertible preferred stock, we entered into agreements that grant customary convertible preferred stock rights to all of our major preferred stock investors. These rights include registration rights, rights of first refusal, co-sale rights with respect to certain stock transfers, information rights and other similar rights. All of these rights, other than the registration rights, will terminate upon the completion of this offering.

Non-Employee Director Compensation

During 2013, our non-employee members of our board of directors did not receive any cash compensation or any equity or non-equity awards.

Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. Other than the equity awards that we granted to Ms. Alvarez and Messrs. Epstein and Jordan, as described below, we have not granted equity awards to members of our board of directors. Following the completion of this offering, we intend to adopt a policy for compensating our non-employee directors with a combination of cash and equity.

Aida Alvarez. In February 2014, we granted Ms. Alvarez an option to purchase 100,000 shares of our common stock as compensation for Ms. Alvarez’s service as a member of our board of directors. One twenty-fourth of the total number of shares subject to the option will vest on March 18, 2014 and the remaining shares subject to the option vest at a rate of 1/24th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date. Notwithstanding the vesting schedule, this option was immediately exercisable in full as of the date of the grant.

Jeff Epstein. In August 2012, we granted Mr. Epstein an option to purchase 150,000 shares of our common stock as compensation for Mr. Epstein’s service as a member of our board of directors. One-third of the total number of shares subject to the option vested on August 2, 2013 and the remaining shares subject to the option vest at a rate of 1/36th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date. Notwithstanding the vesting schedule, this option was immediately exercisable in full as of the date of the grant.

Jeffrey Jordan. In each of March 2010 and January 2012, we granted Mr. Jordan an option to purchase 100,000 shares of our common stock as compensation for Mr. Jordan’s service as a member of our board of directors. As of December 31, 2013, the March 2010 option had vested and been exercised in full. One twenty-fourth of the total number of shares subject to the January 2012 option vested on February 28, 2012 and the remaining shares subject to the option vest at a rate of 1/24th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date. Notwithstanding the vesting schedule, this option was immediately exercisable in full as of the date of the grant.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation during 2013 provided to our Chief Executive Officer and our other next two most highly-compensated executive officers who were serving as executive officers as of December 31, 2013. These executive officers were:

•	Shayan Zadeh, our co-founder and Chief Executive Officer;

•	Alex Mehr, our co-founder and President; and

•	Peter Offringa, our Vice President of Engineering.

We refer to these individuals in this section as our “named executive officers.”

2013 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by or paid to our named executive officers for 2013.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Shayan Zadeh, Co-Founder and Chief Executive Officer	2013	300,000	583,251	298,000	748	1,181,999

Alex Mehr, Co-Founder and President	2013	300,000	583,251	298,000	748	1,181,999

Peter Offringa, Vice President of Engineering	2013	300,000	131,020	112,050	792	543,862

(1)	The amounts reported in this column represent the grant date fair value of the stock options granted to the named executive officers during 2013 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 7 of the notes to our consolidated financial statements included in this prospectus.
(2)	The amounts reported in this column represent bonuses earned by Messrs. Zadeh, Mehr and Offringa under our non-equity incentive plan for executive officers for 2013. For more information about the non-equity incentive plan compensation for our named executive officers, see “—Non-Equity Incentive Plan Compensation.”
(3)	The amounts reported in this column represent gross-up payments related to taxes due on parking benefits provided to our named executive officers exceeding the Internal Revenue Service’s qualified parking benefit allowance.

Non-Equity Incentive Plan Compensation

Our named executive officers earned cash bonuses in 2013 pursuant to our non-equity incentive plan. Under our non-equity incentive plan, the named executive officers were eligible to receive bonuses based on the achievement of company metrics, and, in the case of Mr. Offringa, 50% of his bonus was based on an assessment of his performance by our Chief Executive Officer and President. Target bonus opportunities for our non-equity incentive plan were established by our board of directors based on recommendations from management. For 2013, the named executive officers’ target bonus opportunities were as follows: Mr. Zadeh—$200,000, Mr. Mehr—$200,000, and Mr. Offringa—$90,000. The actual bonus payments were determined by our board of directors in January 2014.

Offer Letters

The initial terms and conditions of employment for each of our named executive officers are set forth in written offer letters. The offer letters have no specific term and provide for at-will employment. Each of our named executive officers has also executed our standard form of confidential information and invention assignment agreement. In addition, certain of our named executive officers has been granted awards under our 2007 Stock Plan which provide for certain accelerated vesting in connection with a change in control. Such accelerated vesting is described in greater detail in “—Potential Payments Upon Termination or Change in Control” and “—Employee Benefit and Stock Plans.”

2013 Outstanding Equity Awards at Year-End Table

The following table presents, for each of the named executive officers, information regarding outstanding stock options and other equity awards held as of December 31, 2013.

			Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Shayan Zadeh	2/27/2013	(1)(2)	33,003	109,426	3.333	2/26/2018
	2/27/2013	(2)(3)	81,580	275,991	3.03	2/26/2023

Alex Mehr	2/27/2013	(1)(2)	33,003	109,426	3.333	2/26/2018
	2/27/2013	(2)(3)	81,580	275,991	3.03	2/26/2023

Peter Offringa	6/10/2010	(4)	421,041	48,959	2.10	6/9/2020
	5/21/2012	(5)	39,583	60,417	2.36	5/20/2022
	2/27/2013	(6)	—	100,000	3.03	2/26/2023

(1)	Represents the portion of a stock option award that qualifies as an incentive stock option (“ISO”) under the Code. In accordance with the Code, the ISO has an exercise price of 110% of the fair market value of our common stock on the date of grant because each of Messrs. Zadeh and Mehr held more than ten percent of the total combined voting power of our outstanding capital stock on the date of grant.
(2)	The stock option awards held by Messrs. Zadeh and Mehr vested with respect to 1/48th of the total number of shares subject to the option on February 1, 2013 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date. This vesting schedule reflects the combined vesting on the ISO and non-ISO portions of the stock option awards.
(3)	Represents the portion of a stock option award that does not qualify as an incentive stock option under the Code.
(4)	1/4th of the total number of shares subject to the option vested on May 24, 2011 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date.
(5)	1/48th of the total number of shares subject to the option vested on June 1, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date.
(6)	1/36th of the total number of shares subject to the option vested on February 1, 2014 and the remaining shares subject to the option vest at a rate of 1/36th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date.

In February 2014, we granted stock options to our named executive officers as follows: Mr. Zadeh—700,000; Mr. Mehr—700,000; and Mr. Offringa—350,000. The stock options granted to Messrs. Zadeh and Mehr vest in three tranches as follows: 100,000 shares vest in 2014; 200,000 shares vest in 2015; and 400,000 shares vest in 2016. Mr. Offringa’s stock option vests in three tranches as follows: 50,000 shares vest in 2014; 100,000 shares vest in 2015; and 200,000 shares vest in 2016. Each tranche of the awards granted to our named executive officers vest in equal monthly installments during the year. In addition, the stock options granted to Messrs. Zadeh and Mehr are subject to the accelerated vesting described in “—Potential Payments Upon Termination or Change in Control.”

Potential Payments Upon Termination or Change in Control

In connection with an involuntary termination of employment upon or within 12 months following a change in control, Messrs. Zadeh and Mehr are eligible to receive accelerated vesting with respect to 50% of the total number of unvested shares subject to each of their outstanding equity awards as of the date of such involuntary termination. Mr. Offringa is not entitled to accelerated vesting with respect to any of his option awards.

Employee Benefit and Stock Plans

2007 Stock Plan

Our board of directors adopted our 2007 Stock Plan in December 2007. Our 2007 Stock Plan was approved by our stockholders in June 2008. The 2007 Stock Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of restricted stock awards. We may grant incentive stock options only to our employees, employees of a parent company with a majority interest in us or employees of our majority-owned subsidiaries. We may grant nonstatutory stock options and restricted stock awards to our employees, directors and consultants of a parent company with a majority interest in us or employees, directors and consultants of our subsidiaries. In general, the exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2007 Stock Plan is ten years, except that the maximum permitted term of incentive stock options granted to 10% stockholders is five years. A number of the options granted under our 2007 Stock Plan to our directors may be exercised as to all shares from the date of grant, with any purchased shares subject to our right to repurchase such shares at the original exercise price paid for such shares. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for one month after termination. If termination is due to disability or death, the option generally will remain exercisable, to the extent vested as of such date of termination, until the six-month or twelve-month anniversary of such termination, respectively. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination. In the event of a corporate transaction (as defined in the 2007 Stock Plan), the 2007 Stock Plan provides that each outstanding option will either be (i) assumed or substituted by a successor corporation or a parent or subsidiary of the successor corporation, or (ii) terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the vested and exercisable portion of the option over the per share exercise of such portion. If the options are not assumed, substituted or exchanged, each outstanding option will terminate upon the consummation of the corporate transaction.

Our compensation committee is authorized to administer our 2007 Stock Plan. Our compensation committee has discretion to make all decisions implementing the 2007 Stock Plan, including the power to (1) determine who will receive the awards, (2) determine the fair market value of a share of our common stock, (3) interpret the terms of the 2007 Stock Plan and the awards thereunder, and (4) specify the terms and conditions of such awards, such as the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

As of December 31, 2013, we had reserved 11,397,922 shares of our common stock for issuance under our 2007 Stock Plan. As of December 31, 2013, options to purchase 498,373 of these shares had been exercised, options to purchase 7,133,825 of these shares remained outstanding and 3,765,724 of these shares remained available for future grant. The options outstanding as of December 31, 2013 had a weighted-average exercise price of $2.72 per share. We will cease issuing awards under our 2007 Stock Plan upon the implementation of our 2014 Equity Incentive Plan. Our 2014 Equity Incentive Plan will be effective on the date immediately prior to the date of this prospectus. As a result, we will not grant any additional options under the 2007 Stock Plan following that date, and the 2007 Stock Plan will terminate at that time. However, any outstanding options granted under the 2007 Stock Plan will remain outstanding, subject to the terms of our 2007 Stock Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2007 Stock Plan have terms similar to those described below with respect to options to be granted under our 2014 Equity Incentive Plan.

2014 Equity Incentive Plan

In                      2014, our board of directors adopted and our stockholders approved our 2014 Equity Incentive Plan. The 2014 Equity Incentive Plan will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2007 Stock Plan. We reserved                  shares of our common stock to be issued under our 2014 Equity Incentive Plan. The number of shares reserved for issuance under our 2014 Equity Incentive Plan will increase automatically on the 1st day of January of each of 2015 through 2024 by the number of shares equal to     % of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will be available for grant and issuance under our 2014 Equity Incentive Plan:

•	shares subject to options or stock appreciation rights granted under our 2014 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2014 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2014 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding awards under our 2007 Stock Plan on the date of this prospectus;

•	shares issuable upon the exercise of options or subject to other awards under our 2007 Stock Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

•	shares issued under our 2007 Stock Plan that are repurchased by us or forfeited after the date of this prospectus; and

•	shares subject to awards under our 2007 Stock Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2014 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than                  shares in any calendar year under our 2014 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than                  shares under the plan in the calendar year in which the employee commences employment.

Our 2014 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2014 Equity Incentive Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2014 Equity Incentive Plan is ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance awards cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, may not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2014 Equity Incentive Plan, the maximum number of shares that can be granted in a calendar year and the number of shares and exercise price, if applicable, of all outstanding awards under our 2014 Equity Incentive Plan.

Awards granted under our 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2014

Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

Our 2014 Equity Incentive Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of the assets of us or specified types of mergers or consolidations (each, a “Corporate Transaction”), outstanding awards under our 2014 Equity Incentive Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our 2014 Equity Incentive Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. Our board of directors has the discretion to provide that a stock award under our 2014 Equity Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award at the time of a Corporate Transaction or in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of the transaction. Stock awards held by participants under our 2014 Equity Incentive Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement.

Our 2014 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2014 Equity Incentive Plan at any time. If our board of directors amends our 2014 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2014 Employee Stock Purchase Plan

In                     , 2014, our board of directors adopted and our stockholders approved our 2014 Employee Stock Purchase Plan. The 2014 Employee Stock Purchase Plan became effective upon its adoption by our board of directors but will not be in use until the completion of this offering. We have adopted a 2014 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved                  shares of our common stock for issuance under our 2014 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2014 Employee Stock Purchase Plan will increase automatically on the 1st day of January of each of the first nine fiscal years following the first offering date by the number of shares equal to the greater of (i)     % of the total outstanding shares of our common stock as of the immediately preceding December 31st (rounded to the nearest whole share) or (ii) the actual number of shares purchased under the 2014 Employee Stock Purchase Plan in the immediately preceding fiscal year. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2014 Employee Stock Purchase Plan will not exceed                  shares of our common stock.

Our compensation committee will administer our 2014 Employee Stock Purchase Plan. Our employees generally are eligible to participate in our 2014 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2014 Employee Stock Purchase Plan, are ineligible to participate in our 2014 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2014 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between     % and     % of their base cash compensation. We will also have the

right to amend or terminate our 2014 Employee Stock Purchase Plan at any time. Our 2014 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

When an initial purchase period commences, our employees who meet the eligibility requirements for participation in that purchase period will automatically be granted a nontransferable option to purchase shares in that purchase period. For subsequent purchase periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. Each purchase period will run for no more than six months. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first purchase period, each purchase period will be for six months (commencing each              and             ). The first purchase period will begin upon the effective date of this offering and will end on                     , 2014.

No participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than $        , determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than                  shares during any one purchase period or a lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2014 Employee Stock Purchase Plan will be     % of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, each outstanding right to purchase shares under our 2014 Employee Stock Purchase Plan may be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the outstanding purchase rights, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2014 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Code. We are responsible for administrative costs of the 401(k) plan. We may, at our discretion, make matching contributions to the 401(k) plan. No employer contributions have been made to date.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation that will become effective in connection with the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective in connection with the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law. Subject to certain limitations, our amended and restated bylaws also will require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Non-Employee Director Compensation” and “Executive Compensation.”

Series E Convertible Preferred Stock Transaction

From December 2011 to January 2012, we sold an aggregate of 5,030,037 shares of our Series E convertible preferred stock at a purchase price of $4.1948 per share for an aggregate purchase price of approximately $21.1 million. The following table summarizes purchases of our Series E convertible preferred stock by persons who hold more than 5% of any class of our capital stock or serve on our board of directors:

Name of Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price ($)
Canaan VIII L.P.(1)	2,121,675	$8,900,002
Entities affiliated with Bessemer Venture Partners(2)(3)	786,688	3,299,999
Entities affiliated with ATA Ventures(4)	667,493	2,800,000

(1)	Deepak Kamra, a member of our board of directors, is a manager of Canaan Partners VIII LLC, the general partner of Canaan VIII L.P.
(2)	David Cowan, a member of our board of directors, is a partner at Bessemer Venture Partners.
(3)	Affiliates of Bessemer Venture Partners whose shares are aggregated for purposes of reporting share ownership information include Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P. and BVP VII Special Opportunity Fund L.P.
(4)	Affiliates of ATA Ventures whose shares are aggregated for purposes of reporting share ownership information include ATA Ventures II, L.P., ATA Affiliates Fund II, L.P. and ATA Investment Fund II, L.P. A former member of our board of directors is a partner at ATA Ventures.

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at January 31, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each of our current directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 46,365,852 shares of common stock outstanding as of January 31, 2014 and assumes the conversion of all outstanding shares of preferred stock into an aggregate of 31,822,227 shares of our common stock and the exercise of an outstanding warrant for an aggregate of 31,852 shares of our common stock. For purposes of the table below, we have assumed that                      shares of common stock will be issued by us in this offering and that the underwriters will not exercise their option to purchase                      additional shares. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of January 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Zoosk, Inc., 989 Market Street, Fifth Floor, San Francisco, California 94103.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Directors:
Shayan Zadeh(1)	5,743,966	12.3%
Alex Mehr(2)	5,743,966	12.3
Peter Offringa(3)	506,665	1.1
Aida Alvarez	—	—
David Cowan(4)	7,548,026	16.3
Jeff Epstein(5)	173,839	*
Jeffrey Jordan(6)	200,000	*
Deepak Kamra	—	—
All executive officers and directors as a group (12 persons)(7)	20,728,751	43.0

Other 5% Stockholders:
Canaan VIII L.P.(8)	15,048,576	32.5
Entities affiliated with ATA Ventures(9)	7,883,971	17.0
Entities affiliated with Bessemer Venture Partners(10)	7,548,026	16.3

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 5,161,688 shares of common stock held by the Shayan Zadeh Living Trust DTD 4/6/2010, (ii) 346,414 shares of common stock held by The Shayan Zadeh 2012 Annuity Trust DTD 9/19/2012, (iii) 79,615 shares of common stock held by The Mehr Family 2010 Irrevocable Trust DTD 4/6/2010 (the “Mehr 2010 Trust”) and (iii) 156,249 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of January 31, 2014. Mr. Zadeh is the trustee of the Mehr 2010 Trust.
(2)	Consists of (i) 5,508,102 shares of common stock held by the Alex Mehr Living Trust DTD 4/6/2010, (ii) 79,615 shares of common stock held by The Zadeh Family 2010 Irrevocable Trust DTD 4/6/2010 (the “Zadeh 2010 Trust”) and (iii) 156,249 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of January 31, 2014. Mr. Mehr is the trustee of the Zadeh 2010 Trust.
(3)	Consists of 506,665 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of January 31, 2014.
(4)	Consists of 7,548,026 shares of common stock held of record by funds affiliated with Bessemer Venture Partners, as reflected in footnote (10) below. Mr. Cowan may be deemed to share voting and investment power over these shares.
(5)	Consists of (i) 23,839 shares of common stock and (ii) 150,000 shares of common stock issuable upon the exercise of a stock option that is exercisable within 60 days of January 31, 2014, of which 79,166 shares will be fully vested as of such.
(6)	Consists of (i) 100,000 shares of common stock and (ii) 100,000 shares of common stock issuable upon the exercise of a stock option that is exercisable within 60 days of January 31, 2014.
(7)	Consists of (i) 18,847,299 shares of common stock and (ii) 1,881,452 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of January 31, 2014.
(8)	Consists of 15,048,576 shares held directly by Canaan VIII L.P. Canaan Partners VIII LLC is the general partner of Canaan VIII L.P., and may be deemed to have sole voting, investment and dispositive power over the shares held by Canaan VIII L.P. The managers of Canaan VIII LLC are Mr. Kamra, a member of our board of directors, Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Wende S. Hutton, Maha Ibrahim, Alok Mittal, Guy M. Russo and Eric A. Young. The address for Canaan VIII L.P. is c/o Canaan Partners, 2765 Sand Hill Road, Menlo Park, California 94025.
(9)	Consists of (i) 7,748,131 shares held by ATA Ventures II, L.P. (“ATA Ventures II”), (ii) 113,372 shares held by ATA Affiliates Fund II, L.P. (“ATA Affiliates II”) and (iii) 22,468 shares held by ATA Investment Fund II, L.P. (“ATA Investment II”). ATA Management II, LLC (“ATA Management II,” and together with ATA Ventures II and ATA Affiliates II, the “ATA Funds”) is the general partner of ATA Ventures II, ATA Affiliates II, and ATA Investment Fund II, and may be deemed to have sole power to vote and sole power to dispose of these shares. Hatch Graham, Michio Fujimura, and T. Peter Thomas are managing directors of ATA Management II and may be deemed to share voting and investment power over these shares. The address for the ATA Funds is 203 Redwood Shares Parkway, Suite 550, Redwood City, California 94065.
(10)	Consists of (i) 4,075,934 shares held by BVP VII Special Opportunity Fund L.P. (“BVP VII”), (ii) 2,415,368 shares held by Bessemer Ventures Partners VII L.P. (“Bessemer VII”) and (iii) 1,056,724 shares held by Bessemer Venture Partners VII Institutional L.P. (“Bessemer Institutional VII” and together with BVP VII and Bessemer VII, the “BVP Funds”). Deer VII & Co. L.P. (“Deer VII L.P.”) is the general partner of the BVP Funds, and Deer VII Ltd. (“Deer VII Ltd.”) is the general partner of Deer VII L.P., each of which may be deemed to have shared voting and dispositive power over the shares held by the BVP Funds. Robert M. Stavis, J. Edmund Colloton, David J. Cowan, a member of our board of directors, Byron B. Deeter, Robert P. Goodman and Jeremy S. Levine and are the directors of Deer VII Ltd. Investment and voting decisions with respect to shares held by the BVP Funds are made by the directors of Deer VII Ltd. acting as an investment committee and such directors may be deemed to share voting and investment power over these shares. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of                          shares of common stock, $0.0001 par value per share, and                          shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Pursuant to the provisions of our certificate of incorporation all of the outstanding convertible preferred stock will automatically convert into common stock in connection with the completion of this offering. In addition, we have assumed the exercise of an outstanding warrant for an aggregate of 31,852 shares of our common stock on or prior to the completion of this offering. Assuming effectiveness of this conversion and the exercise of the warrant, as of December 31, 2013, there were 46,352,452 shares of our common stock issued, held by approximately 62 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation that will become effective in connection with the completion of this offering establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2013, we had outstanding options to purchase 7,133,825 shares of our common stock, with a weighted-average exercise price of $2.72.

Warrants

As of December 31, 2013, we had outstanding warrants to purchase 511,970 shares of our common stock, on an as-converted basis, with a weighted-average exercise price of $1.84. This number excludes an aggregate of 31,852 shares of our common stock issuable upon the exercise of a warrant that will terminate upon the closing of this offering.

Registration Rights

Following the completion of this offering, the holders of shares of our common stock issuable upon conversion of our convertible preferred stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand, Form S-3 and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations, including fees and disbursements of special counsel to the selling stockholders, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the completion of this offering, as such period is extended by any period the holder refrains from selling at our request or at the request of underwriters, or, with respect to any particular stockholder, at such time as that stockholder holds less than one percent of our outstanding stock, we have completed this offering and such stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

The holders of an aggregate of 31,822,227 shares of our common stock or their permitted transferees are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale, if the amount of registrable securities to be registered has an anticipated aggregate offering price of at least $5 million or constitutes at least twenty percent (20%) of all registrable securities then outstanding. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement no more than once in a 12-month period for up to 120 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including at any time earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

The holders of an aggregate of 32,278,057 shares of our common stock or their permitted transferees are also entitled to short-form registration rights. Such holders can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. Such holders may require us to effect no more than two registration statements on Form S-3 within a 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for up to 120 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of an aggregate of 32,278,057 shares of our common stock or their permitted transferees will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to a corporate reorganization or a registration related to stock issued upon conversion of debt securities. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, first, to us for our own account and, second, pro rata among these holders, according to the total amount of securities each holder is entitled to include, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, each as will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors, each with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Classified Board of Directors.”

•	Stockholder action; special meetings of stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•	Directors removed only for cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Amendment of charter provisions. Any amendment of the above expected provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•	Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by a merger, tender offer, proxy contest or other means.

•	Choice of forum. Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             , and its telephone number is                     .

Exchange Listing

We intend to apply to list our common stock on              under the symbol “ZSK.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have a total of                  shares of our common stock outstanding, based on the 46,352,452 shares of our common stock outstanding as of December 31, 2013. Of these outstanding shares, all of the                  shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, could only be sold in compliance with Rule 144.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, the holders of substantially all of our securities prior to this offering have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements described in “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, and based on an assumed offering date of                 , shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares are held by affiliates and will be subject to the volume and other restrictions of Rule 144, as described below, and shares will be unvested and subject to our right of repurchase.

Lock-Up/Market Standoff Agreements

All of our directors and executive officers and the holders of substantially all of our securities prior to this offering are subject to lock-up agreements or market standoff provisions that, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant, or entering into any swap, hedge or other arrangement that transfers to another any of the economic consequences of ownership of the common stock, for a period of at least 180 days following the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. All Rule 701 shares are, however, subject to lock-up or market standoff agreements and will only become eligible for sale upon the expiration of these agreements.

Form S-8 Registration Statement

As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding stock options and the shares of our common stock reserved for issuance under our stock plans. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the 7,133,825 shares of our common stock that were subject to stock options outstanding as of December 31, 2013, options to purchase 2,906,702 shares of common stock were vested as of December 31, 2013. Shares of our common stock underlying outstanding options will not be eligible for sale until expiration of the 180 day lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, Form S-3 and piggyback registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act upon or following the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (as described below under the heading “—Non-U.S. Holder Defined”). This summary does not address all aspects of U.S. federal income tax considerations relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below.

Special rules different from those described below may apply to certain non-U.S. holders that are subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or Medicare contribution tax;

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates, certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or an entity or an arrangement classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Therefore, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

This summary also does not address tax considerations applicable to entities that are disregarded for U.S. federal income tax purposes (regardless of their place of organization or formation).

The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof. Such authorities may be subject to differing interpretations, repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership and disposition of our common stock, or that any such contrary position would not be sustained by a court. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below and as a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This discussion assumes that the non-U.S. holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income rules);

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of its source.

If you are a non-U.S. citizen that is an individual, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the heading “—Gain on Disposition of our Common Stock.” The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Any distribution on our common stock that is treated as a dividend paid to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly executed Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty with the United States may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated income tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.

For additional withholding rules that may apply to dividends paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see the discussion below under the heading “—Foreign Accounts.”

Gain on Disposition of our Common Stock

Subject to the discussions below under the heading “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” non-U.S. holders will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of our common stock unless:

(a) the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

(b) the non-U.S. holder is a nonresident individual and is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met; or

(c) the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) apply to treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in (a) above, will be required to pay tax on the net gain derived from the sale, exchange or other disposition of our common stock at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate non-U.S. holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in (b) above, will be required to pay a flat 30% tax on the gain derived from the sale, exchange or other disposition of our common stock, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though the Non-U.S. holder is not considered a resident of the United States).

With respect to (c) above, in general, the FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a U.S. real property holding corporation (a “USRPHC”). In general, we would be a USRPHC if the fair market value of property interests that we hold equals or exceeds 50% of the sum of the fair market values of our (i) U.S. real property interests, (ii) interests in real property located outside of the United States; and (iii) other assets that we use or hold for use in our trade or business. We do not believe that we are a USRPHC and we do not anticipate becoming a USRPHC; however, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax as long as (1) our common stock is regularly traded on an established securities market, and (2) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our outstanding common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

For additional withholding rules that may apply to proceeds of a disposition of our common stock paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see the discussion below under the heading “—Foreign Accounts.”

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to comply with the reporting requirements by failing to provide his taxpayer identification number or other certification of exempt status to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing a form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the withholding described herein.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and RBC Capital Markets, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Oppenheimer & Co. Inc.
William Blair & Company, L.L.C.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us.	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $         million and are payable by us. We have agreed to reimburse the underwriters for expenses of up to $         related to clearance of this offering with the Financial Industry Regulatory Authority, Inc.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and the holders of substantially all of our securities prior to this offering have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In addition, each person (other than us) executing a lock-up agreement may, without the prior written consent of the representatives:

•	transfer the common stock (i) as a bona fide gift or gifts, (ii) to any member of the person’s immediate family or any trust for the direct or indirect benefit of the person or their immediate family, or (iii) by will, other testamentary document or intestacy or pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union; provided that (x) such transfer or distribution is not required to be reported during the restricted period on Form 4 in accordance with Section 16 of the Exchange Act, and (y) the person does not otherwise voluntarily effect any public filing or report regarding such transfer or distribution during the restricted period (other than a filing on Form 5);

•	(A) in the case of a non-natural person, transfer the common stock (i) as a distribution to limited partners, members or stockholders of the person (or their equivalents under the jurisdiction of organization of the person) or to the estate of any such limited partners, members or stockholders, or (ii) to the person’s affiliates or to any investment fund or other entity controlled or managed by, or under common control or management by, the person; or (B) if the person is a trust, transfer the common stock as a distribution to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; provided that (x) such transfer or distribution is not required to be reported during the restricted period on Form 4 in accordance with Section 16 of the Exchange Act, and (y) the person does not otherwise voluntarily effect any public filing or report regarding such transfer or distribution during the restricted period (other than a filing on Form 5);

•	transfer the common stock to the underwriters pursuant to the underwriting agreement;

•	transfer the common stock to us in connection with a repurchase of shares of common stock by us upon termination of service of the person in accordance with employee benefit plans disclosed in this prospectus or other agreements pursuant to which such shares of common stock were issued, provided (i) such transfer is not required to be reported during the restricted period on Form 4 in accordance with Section 16 of the Exchange Act, and (ii) the person does not otherwise voluntarily effect any public filing or report regarding such transfer during the restricted period (other than a filing on Form 5);

•	transfer the common stock in connection with the “net” or “cashless” exercise of outstanding options in accordance with their terms and the surrender of shares of common stock in lieu of payment in cash of the exercise price and any tax withholding obligations due as result of such exercise, each pursuant to employee benefit plans disclosed in this prospectus, provided that if the person is required to file a report during the restricted period in accordance with Section 16 of the Exchange Act in connection with such “net” or “cashless” exercise, the person shall include a statement in such report to the effect that the purpose of such transfer is to cover the exercise price and any tax withholding obligations due as result of such “net” or “cashless” exercise;

•	sell shares of common stock purchased by the person on the open market or pursuant to any employee stock purchase plan described in this prospectus following this offering, provided (i) such sales are not required during the restricted period to be reported on Form 4 in accordance with Section 16 of the Exchange Act and (ii) the person does not otherwise voluntarily effect any public filing or report regarding such sales during the restricted period;

•	exercise any rights to purchase, exchange or convert any stock options granted pursuant to the employee benefit plans disclosed in this prospectus, warrants, or rights to acquire shares of common stock or any other securities convertible into or exchangeable or exercisable for common stock, so long as the shares of common stock received upon such exercise, exchange or conversion shall remain subject to the terms of the restrictions described above and, provided that, if the person is required to file a report during the restricted period in accordance with Section 16 of the Exchange Act in connection with such an exercise, exchange or conversion, the person shall include a statement in such report to the effect that the shares of common stock received upon such exercise, exchange or conversion shall remain subject to the terms of the restrictions described above; and

•	establish a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing is voluntarily made or required regarding such plan during the restricted period;

provided that in the case of the first and second bullets above, it shall be a condition of the transfer or distribution that each donee, trustee, distributee, or transferee, as the case may be, shall sign and deliver a copy of the lock-up agreement prior to or upon such transfer or distribution, such transfer or distribution shall not involve a disposition for value. Also, this lock-up agreement automatically terminates upon the consummation of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control, provided that in the event such transfer of shares involving a change of control is not completed, the person shall remain subject to the lock-up provisions described above.

Listing

We expect the shares to be approved for listing on the                 under the symbol “ZSK.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly-traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                     , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

A.	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

B.	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

A.	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

B.	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

C.	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. The underwriters have been represented by Davis Polk  & Wardwell LLP, Menlo Park, California.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2013, and for each of the fiscal years in the three-year period ended December 31, 2013, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Zoosk, Inc. and subsidiary:

We have audited the accompanying consolidated balance sheets of Zoosk, Inc. and subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of operations, cash flows and stockholders’ deficit for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement Schedule II. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement Schedule II based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zoosk, Inc. and subsidiary as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Francisco, CA

February 21, 2014

ZOOSK, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,				Pro Forma December 31,
	2012		2013		2013
					(unaudited)
Assets
Current assets:
Cash and cash equivalents	$	10,086	$	20,530
Accounts receivable, net		2,073		4,403
Prepaid assets		950		717
Other current assets		72		299

Total current assets		13,181		25,949
Property and equipment, net		6,982		8,886
Restricted cash		2,115		1,792
Deposits		1,633		1,731
Other assets		232		243

Total assets	$	24,143	$	38,601

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$	6,795	$	8,678
Accrued liabilities		14,521		19,728
Deferred revenue		17,547		21,992
Current portion of notes payable, net of discount		—		2,191
Current portion of capital lease obligation		855		1,914

Total current liabilities		39,718		54,503
Noncurrent portion of notes payable, net of discount		7,391		5,749
Noncurrent portion of capital lease obligation		1,759		2,640
Other long-term liabilities		3,610		4,518	$1,890

Total liabilities		52,478		67,410
Stockholders’ deficit:
Convertible preferred stock, $0.0001 par value; 32,300,313 shares authorized as of December 31, 2012 and 2013; 31,822,227 shares issued and outstanding as of December 31, 2012 and 2013, respectively; no shares issued and outstanding pro forma (unaudited)		61,122		61,122	—
Common stock, $0.0001 par value; 55,000,000 and 60,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 14,393,918 and 14,498,373 shares issued and outstanding as of December 31, 2012 and 2013, respectively; 46,320,600 shares issued and outstanding pro forma (unaudited)		1		1	4
Additional paid-in capital		3,521		5,671	69,418
Total accumulated deficit		(92,979)		(95,603)	(95,603)

Total stockholders’ deficit		(28,335)		(28,809)	(26,181)

Total liabilities and stockholders’ deficit	$	24,143	$	38,601	$ 38,601

See accompanying notes to consolidated financial statements.

ZOOSK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2011		2012		2013
Revenues:
Subscription	$	94,487	$	103,751	$	153,882
Virtual currency		2,748		5,376		24,350

Total revenues		97,235		109,127		178,232
Cost of revenues		13,945		18,600		25,347

Gross profit		83,290		90,527		152,885
Operating expenses:
Marketing		81,137		92,708		128,686
Research and development		6,147		10,276		14,849
General and administrative		5,778		6,340		9,556

Total operating expenses		93,062		109,324		153,091

Loss from operations		(9,772)		(18,797)		(206)
Other expense, net:
Interest expense		(1,979)		(1,322)		(906)
Other expense, net		(476)		(540)		(1,512)

Net loss	$	(12,227)	$	(20,659)	$	(2,624)

Net loss per common share—basic and diluted	$	(0.86)	$	(1.44)	$	(0.18)

Weighted-average common shares used to compute net loss per common share—basic and diluted		14,259		14,374		14,457

Pro forma net loss per common share—basic and diluted (unaudited)					$	(0.06)

Pro forma weighted-average shares used to compute pro forma net loss per common share—basic and diluted (unaudited)						46,279

See accompanying notes to consolidated financial statements.

ZOOSK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2011		2012		2013
Cash flows from operating activities:
Net loss	$	(12,227)	$	(20,659)	$	(2,624)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization		1,103		1,350		2,539
Revaluation of preferred stock warrants		(156)		183		1,065
Amortization of debt discount		259		148		76
Stock-based compensation expense		954		1,320		1,932
Loss on disposal of property and equipment		6		62		57
Change in operating assets and liabilities:
Accounts receivable, net		45		(1,525)		(2,330)
Restricted cash		600		—		(10)
Prepaid assets		2,202		1,898		295
Deposits		(1,203)		324		(98)
Other assets		(371)		300		(51)
Accounts payable		29		2,436		1,979
Accrued liabilities		4,288		5,088		4,917
Deferred revenue		(288)		5,871		4,445
Other long-term liabilities		—		2,047		(157)

Net cash provided by (used in) operating activities		(4,759)		(1,157)		12,035

Cash flows from investing activities:
Restricted cash		—		(2,115)		333
Purchases of property and equipment		(767)		(3,913)		(1,338)

Net cash used in investing activities		(767)		(6,028)		(1,005)

Cash flows from financing activities:
Proceeds from notes		3,000		—		8,000
Repayment of notes		(1,524)		(9,039)		(7,437)
Repayment of capital lease obligations		—		(210)		(1,277)
Proceeds from the exercise of stock options		218		58		128
Proceeds from issuance of convertible preferred stock, net		15,040		5,893		—

Net cash provided by (used in) financing activities		16,734		(3,298)		(586)

Net increase (decrease) in cash and cash equivalents		11,208		(10,483)		10,444
Cash and cash equivalents at beginning of year		9,361		20,569		10,086

Cash and cash equivalents at end of year	$	20,569	$	10,086	$	20,530

Supplemental disclosure of cash flow information:
Interest paid during the period	$	1,718	$	1,140	$	645

Supplemental disclosure of noncash investing and financing activities:
Purchases under capital leases	$	—	$	2,824	$	3,217
Accrued property and equipment	$	17	$	—	$	55
Issuance of warrant	$	—	$	—	$	90
Deferred offering costs	$	—	$	—	$	249

See accompanying notes to consolidated financial statements.

ZOOSK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Convertible Preferred Stock			Common Stock			Additional Paid-in		Accumulated		Total Stockholders’
	Shares	Amount		Shares	Amount		Capital		Deficit		Deficit
Balance at December 31, 2010	26,792,190	$	40,189	14,209,391	$	1	$	971	$	(60,093)	$	(18,932)
Issuance of common stock upon exercise of options	—		—	117,937		—		218		—		218
Issuance of Series E convertible preferred stock, net of issuance costs	3,599,695		15,040	—		—		—		—		15,040
Stock-based compensation expense	—		—	—		—		853		—		853
Stock-based compensation expense nonemployees	—		—	—		—		101		—		101
Net loss	—		—	—		—		—		(12,227)		(12,227)

Balance at December 31, 2011	30,391,885		55,229	14,327,328		1		2,143		(72,320)		(14,947)
Issuance of common stock upon exercise of options	—		—	66,590		—		58		—		58
Issuance of Series E convertible preferred stock, net of issuance costs	1,430,342		5,893	—		—		—		—		5,893
Stock-based compensation expense	—		—	—		—		1,320		—		1,320
Net loss	—		—	—		—		—		(20,659)		(20,659)

Balance at December 31, 2012	31,822,227		61,122	14,393,918		1		3,521		(92,979)		(28,335)
Issuance of common stock upon exercise of options	—		—	104,455		—		128		—		128
Issuance of common stock warrants	—		—	—		—		90		—		90
Stock-based compensation expense	—		—	—		—		1,932		—		1,932
Net loss	—		—	—		—		—		(2,624)		(2,624)

Balance at December 31, 2013	31,822,227	$	61,122	14,498,373	$	1	$	5,671	$	(95,603)	$	(28,809)

See accompanying notes to consolidated financial statements.

ZOOSK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    The Company and Summary of Significant Accounting Policies

Zoosk, Inc. (the “Company”) was incorporated in the state of Delaware in April 2007. The Company is a leading global online dating platform. The Company’s proprietary Behavioral Matchmaking engine continuously learns from the clicks, messaging and other actions of its members in order to deliver connections that are predicted to result in mutual attraction. These connections occur on the Company’s unified global platform, allowing its members to discover and communicate with each other from their mobile phones, tablets or personal computers. The Company is headquartered in San Francisco, California.

In November 2008, the Company established a wholly-owned subsidiary in the United Kingdom, Zoosk Limited. This subsidiary is inactive.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company’s chief operating decision maker, the Chief Executive Officer, reviews financial information for the Company on a consolidated basis. The Company manages its business on the basis of one operating segment. The Company’s operations and decision-making functions are located in the United States.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make judgments, estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods covered by the financial statements and accompanying notes. These judgments, estimates and assumptions are used for, but not limited to, revenue recognition and allowances, valuation of the Company’s stock options and warrants to purchase common stock and convertible preferred stock, valuation of deferred income tax assets and accruals. These estimates are based on historical experience and on various other assumptions that management believes are reasonable under the circumstances. However, actual results could differ from these estimates and these differences may be material.

Reclassification

In 2013, the Company reclassified amounts deemed settled from the Company’s credit card processors as cash rather than accounts receivable. In order to conform to the current period’s presentation, the Company reclassified these settlements for the prior periods presented within the Company’s consolidated balance sheets. The Company reclassified approximately $0.7 million and $0.9 million from accounts receivable to cash as of December 31, 2011 and 2012, respectively. These reclassifications did not affect total revenues or net loss.

Unaudited Pro Forma Balance Sheet

Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma consolidated balance sheet data as of December 31, 2013 has been prepared assuming the conversion of the convertible preferred stock outstanding into 31,822,227 shares of common stock, and the related conversion of warrants to purchase 455,830 shares of convertible preferred stock into warrants to purchase 455,830 shares of common stock, which results in the reclassification of the convertible preferred stock warrant liability to additional paid-in capital.

Liquidity

The Company has incurred losses through December 31, 2013. However, the Company generated $12.0 million in operating cash flows for 2013. The Company believes its existing cash and cash equivalent balances, its borrowing capacity under existing facilities and cash flows from operations will be sufficient to meet its cash needs through at least the next 12 months.

Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of 90 days or less that are readily convertible to known amounts of cash, as well as amounts related to credit card transactions that have been reported as settled by the Company’s payment processors.

Accounts Receivable, net

Accounts receivable primarily consists of credit card receivables pending settlement with credit card processors and third-party distribution partners for subscription and virtual currency purchases. The Company’s policy is to not grant refunds. However, there are certain instances in which refunds are granted. Since the Company collects most of its revenues through online credit card billing, a small portion of its members initiate chargebacks due to disputes over the credit card statements or claims of false transactions. This chargeback activity results in refunds. The allowance for refunds is calculated based on historical trends and any specific risks identified in processing transactions. Changes in the allowance are recorded against revenues in the accompanying consolidated statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are placed with a financial institution in the United States that the Company believes to be of high credit quality, and accordingly minimal credit risk exists with respect to cash and cash equivalents.

Credit risk with respect to accounts receivable is dispersed due to the large number of subscribers. In addition, the Company’s credit risk is mitigated by a relatively short collection period. The majority of the Company’s accounts receivable reflects timing differences between the processing of the credit card transactions and the settlement of those transactions through the credit card processors and third-party platform providers.

Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash, accrued liabilities, accounts payable and notes payable approximate their fair value due to their short maturities. The carrying amount of the warrant liability represents its fair value and is classified as level three in the fair value hierarchy. See Note 5—Fair Value Measurements for further details.

Property and Equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally three to six years, or the lease term for leasehold improvements. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses.

Capitalized Software

The Company’s capitalization of website and internally developed software costs begins in the application development stage and ends when the asset is placed into service. All costs incurred that relate to the planning and post implementation phases of development, including minor enhancements and maintenance, are expensed. For 2011, 2012 and 2013, the Company capitalized no website or internally developed software costs due to the Company’s rapid development cycle and frequency of releases. Accordingly, the Company has charged such costs to research and development in the period incurred.

Restricted Cash

The Company has restricted cash balances relating to unconditional, irrevocable letters of credit held for security deposits for two operating leases entered into in the second quarter of 2012.

Deposits

The Company’s payment processors regularly withhold funds and maintain balances as collateral which the Company records as deposits.

Impairment of Long-Lived Assets

The Company regularly evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful lives of its long-lived assets may warrant revision or that the carrying value of the long-lived assets may not be recoverable in accordance with the relevant accounting guidance. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the asset group to measure whether they are recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset group and its eventual disposition is less than its carrying amount, an impairment loss would be calculated on the difference. No impairment loss has been recognized for 2011, 2012 and 2013.

Capital Leases

The Company recognizes a lease as a capital lease if it meets one of the following criteria: (1) the lease transfers ownership to the lessee by the end of the lease term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% or more of the estimated economic life of the leased property; or (4) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value to the lessor. The capital lease is recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments at the beginning of the lease term. The leased asset is amortized over the lease term.

Preferred Stock Warrant Liability

The Company has issued certain convertible preferred stock warrants. These warrants are presented as liabilities on the consolidated balance sheets at fair value due to certain anti-dilution features contained in the preferred stock into which the warrants are exercisable. At the end of each reporting period, changes in fair value during the period are recorded as a component of other expense, net in the Company’s consolidated statements of operations.

For 2011, the Company recorded $0.2 million for the decrease in fair value of all outstanding convertible preferred stock warrants. For 2012 and 2013, the Company recorded $0.2 million and $1.1 million, respectively, for the increase in fair value of all outstanding convertible preferred stock warrants. The Company will continue to adjust the liabilities for changes in fair value until the earlier of: (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering at which time all warrants to purchase convertible preferred stock will convert into warrants to purchase shares of common stock. See Note 5—Fair Value Measurements for further details.

Revenue Recognition

The Company generates its revenues from subscriptions and virtual currency. Revenues are recognized when the following four basic criteria for revenue recognition have been met: (1) persuasive evidence of an arrangement exists; (2) price is fixed or determinable; (3) service is performed; and (4) collectability is reasonably assured. Revenues are presented net of taxes that are collected and remitted to governmental authorities.

The Company primarily generates revenues from subscriptions to its platform. The Company offers its members and subscribers one-, three- and six-month subscription plans which typically automatically renew. Subscription revenues are recognized ratably over the term of the subscription period. In certain markets the Company charges activation fees at the time a new subscriber first enrolls in the service. Activation fees are deferred and recognized on a straight-line basis over an estimated average subscriber life, which is based on historical subscriber experience.

The Company also generates revenues from virtual currency. Virtual currency can be redeemed by members and subscribers for certain premium features such as Boost, virtual gifts and special delivery of messages. Virtual currency revenues are recognized when the currency is redeemed as the services are generally provided over a very short period of time, often within the same day.

For revenues earned through its third party platform providers, the Company recognizes revenues based on the gross amount paid by the customer because the Company is the primary obligor, retains the ability to set all the pricing and maintains the relationship with the customer.

Cost of Revenues

Cost of revenues primarily consists of service fees related to the review of text and photo content, payment processor fees and web hosting. It also includes depreciation and amortization expense related to operating the Company’s data centers as well as personnel-related expenses which primarily consist of salary, bonus and stock-based compensation, for the Company’s member operations teams.

Marketing

Marketing primarily consists of advertising, fees paid to third-party platform providers, public relations and personnel-related expenses. Advertising costs are expensed as incurred. The Company incurred advertising expenses of $77.9 million, $85.5 million and $116.5 million for 2011, 2012 and 2013, respectively.

Operating Leases

The Company leases office space and data center facilities under operating leases. Certain lease agreements contain free or escalating rent payment provisions. The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded either as deferred rent in accrued liabilities or other long-term liabilities on the consolidated balance sheets.

Stock-Based Compensation

The Company recognizes stock-based compensation expense related to stock options granted to employees on a straight-line basis based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures, using the Black-Scholes pricing model. The Company recognizes stock-based compensation expense related to stock options granted to nonemployees as the stock options are earned. See Note 7—Stock Option Plans for further details.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized as income in the period that includes the enactment date.

A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the Company’s tax loss carryforwards remain deductible.

(2)    Net Loss Per Common Share

Basic net loss per common share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted-average number of common shares outstanding and, when dilutive, potential common shares outstanding, during the period.

Since the Company incurred net losses for all years presented, basic and diluted net loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. The following table sets forth the computation of net loss per common share:

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except share and per share data)
Numerator:
Net loss	$	(12,227)	$	(20,659)	$	(2,624)

Denominator:
Weighted-average common shares outstanding		14,259		14,374		14,457

Net loss per common share—basic and diluted	$	(0.86)	$	(1.44)	$	(0.18)

The following securities were excluded from the computation of diluted net loss per common share for the periods presented as their effect would have been anti-dilutive:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Options to purchase common stock	2,978	4,471	7,134
Convertible preferred stock	30,392	31,822	31,822
Warrants to purchase convertible preferred stock	456	456	456
Warrants to purchase common stock	32	32	88

Pro Forma Net Loss Per Share, Unaudited

Pro forma basic and diluted net loss per common share were computed to give effect to the conversion of the convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of 2013. The following table presents the calculation of pro forma basic and diluted net loss per common share:

	Year Ended December 31, 2013
	(in thousands, except share and per share data, unaudited)
Numerator:
Net loss	$	(2,624)

Denominator:
Weighted-average common shares outstanding		14,457
Pro forma adjustment to reflect assumed conversion of preferred stock to common stock		31,822

Pro forma weighted-average shares used to compute pro forma net loss per common share—basic and diluted		46,279

Pro forma net loss per common share—basic and diluted	$	(0.06)

(3)    Balance Sheet Components

Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,
	2012		2013
	(in thousands)
Accounts receivable	$	2,603	$	4,873
Allowance		(530)		(470)

Accounts receivable, net	$	2,073	$	4,403

Property and equipment, net

Property and equipment, net consisted of the following:

		December 31,
		2012		2013
		(in thousands)

	useful life
Computer equipment	3 years	$	4,278	$	5,163
Software	3 years		639		837
Furniture and fixtures	5 years		437		521
Leasehold improvements	6 years		2,410		2,453
Capital equipment leases	3 years		2,824		6,041

Property and equipment, gross			10,588		15,015
Less: Accumulated depreciation			(3,606)		(6,129)

Property and equipment, net		$	6,982	$	8,886

Depreciation and amortization expense for 2011, 2012 and 2013 was $1.1 million, $1.3 million and $2.5 million, respectively.

Accrued liabilities

Accrued liabilities consisted of the following:

	December 31,
	2012		2013
	(in thousands)
Accrued marketing	$	8,141	$	11,585
Accrued taxes payable		2,755		3,011
Accrued compensation		1,492		2,895
Other		2,133		2,237

Accrued liabilities	$	14,521	$	19,728

(4)    Notes Payable

In March 2011, the Company modified its 2010 note payable to secure an additional $3.0 million of funding. The modified note reflected a total of $18.0 million of debt financing which bore interest at a fixed rate of 10% per annum. The note provided that only interest was payable from March 2011 to September 2011. Beginning in October 2011, both principal and interest were payable thereafter. The note was repaid in full in February 2013.

In connection with the notes payable, the Company issued the note holder a warrant to purchase 51,929 shares of Series D convertible preferred stock at an exercise price of $3.37 per share. This warrant issuance, together with a previously issued Series D convertible preferred stock warrant, resulted in a total of 200,294 shares subject to Series D convertible preferred stock warrants being outstanding.

In February 2013, the Company entered into a loan and security agreement (the “Loan Agreement”) with a financial institution. Under the terms of the Loan Agreement, the Company was advanced $8.0 million under a term loan that matures in February 2017. The Company used the majority of the proceeds from the term loan to repay existing notes payable. The Company is required to make monthly interest-only payments through February 2014 and, thereafter, amounts outstanding under the term loan are repayable in equal monthly installments over 36 months. The term loan bears interest at a fixed rate of 3.75% per annum. In addition, the Company is obligated to pay an additional $0.5 million at the earlier of maturity or repayment of the term loan. This payment is being accreted to interest expense through the maturity of the loan. The Company has the option to repay the term loan without penalty prior to maturity. The Loan Agreement requires the Company to comply with certain financial and other covenants, including maintaining certain levels of earnings. The Company was in compliance with these covenants as of December 31, 2013.

The Loan Agreement also permits the Company to draw down and maintain an outstanding balance of up to $4.0 million under a revolving line of credit. Principal amounts outstanding under the line of credit would accrue interest at 1.00% plus the then-current prime rate. Any outstanding principal and accrued interest shall become due and payable upon expiration of the line of credit in February 2015. Amounts outstanding under the line of credit may also be repaid without penalty prior to maturity. As of December 31, 2013, the Company had not drawn on the revolving line of credit and the full $4.0 million was available to be borrowed.

In connection with the Loan Agreement, the Company issued the financial institution a warrant to purchase 56,140 shares of common stock, with a fair market value of $90,000. Upon issuance, the fair value of these warrants were recorded as additional paid-in capital and as a discount to the Company’s notes payable. The Loan Agreement is collateralized by substantially all of the Company’s assets, excluding certain interests and intellectual property.

The following table summarizes the principal amounts to be repaid under the Company’s notes payable as of December 31, 2013:

	(in thousands)
2014	$	2,222
2015		2,667
2016		2,667
2017		444

Notes payable	$	8,000
Discount		(60)

Notes payable, net of discount	$	7,940
Current portion of notes payable, net of discount		2,191

Noncurrent portion of notes payable, net of discount	$	5,749

(5)    Fair Value Measurements

The Company applies the provisions of the guidance related to fair value measurements for fair valuation of financial assets and financial liabilities and for non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2012 and 2013 by level within the fair value hierarchy:

	Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents:
Money-market funds (1)	$21	$—	$—	$21
Other long-term liabilities:
Preferred stock warrant (2)	$—	$—	$1,563	$1,563

	Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents:
Money-market funds (1)	$21	$—	$—	$21
Other long-term liabilities:
Preferred stock warrant (2)	$—	$—	$2,628	$2,628

(1)	The aggregate fair value of the Company’s money market funds approximated amortized cost and, as such, there were no unrealized gains or losses on money market funds as of December 31, 2012 and 2013.
(2)	The estimated fair value of the convertible preferred stock warrants was determined using the Black-Scholes pricing model using the following assumptions:

	As of December 31,
	2011	2012	2013
Risk-free interest rate	1.4%	0.7%-1.0%	1.1%-1.9%
Estimated term equal to the remaining contractual term	5.7-7.4 years	4.7-6.4 years	3.7-5.4 years
Volatility	41.3%	41.9%-43.3%	41.4%-43.0%
Dividend yield	—	—	—

The following table summarizes the change in fair value for the convertible preferred stock warrants classified within Level 3 of the fair value hierarchy:

Fair Value Using Level 3 Inputs	Warrant Liability
	(in thousands)
Balance at December 31, 2010	$	1,372
Addition		164
Change in fair value		(156)

Balance at December 31, 2011	$	1,380
Change in fair value		183

Balance at December 31, 2012	$	1,563
Change in fair value		1,065

Balance at December 31, 2013	$	2,628

The change in fair value of convertible preferred stock warrants classified within Level 3 of the fair value hierarchy is recorded within other expense, net in the consolidated statements of operations.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(6)    Stockholders’ Equity

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the Company to issue 60,000,000 shares of common stock, $0.0001 par value.

The holders of the Company’s common stock have one vote for each share of common stock. The holders of common stock are also entitled to receive dividends out of funds that are legally available therefore, when, as and if declared by the board of directors, and subject to the prior rights of the holders of all classes of the Company’s outstanding preferred stock. As of December 31, 2011, 2012 and 2013, no dividends had been declared.

Common Stock Warrants

In March 2009, the Company issued a warrant to purchase up to 31,852 shares of common stock with an exercise price of $0.10 per share to a consultant of the Company. The warrant is exercisable until January 2018 or earlier upon the occurrence of certain corporate transactions.

In February 2013, the Company issued a warrant to purchase up to 56,140 shares of common stock with an exercise price of $2.85 per share to a financial institution in connection with the Loan Agreement. The warrants are exercisable until February 2023 or earlier upon the occurrence of certain corporate transactions.

As of December 31, 2013, these warrants to purchase common stock remained outstanding.

Preferred Stock

The following table summarizes the Company’s convertible preferred stock as of December 31, 2012 and 2013:

	As of December 31, 2012 and 2013
	Shares Authorized	Shares Issued and Outstanding	Carrying Value		Liquidation Value
	(in thousands)
Series A convertible stock	3,091	3,091	$	353	$	400
Series B convertible stock	10,234	9,978		4,020		4,100
Series C convertible stock	4,821	4,821		5,933		6,000
Series D convertible stock	9,124	8,902		29,883		30,000
Series E convertible stock	5,030	5,030		20,933		21,100

Total	32,300	31,822	$	61,122	$	61,600

Voting

The holders of the Company’s convertible preferred stock have one vote for each share of common stock into which they may be converted.

Dividends

Prior and in preference to any payment of any dividend on the common stock, holders of the Company’s Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, and Series E convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.010352 per share, $0.032872 per share, $0.099568 per share, $0.269600 per share and $0.335584 per share, respectively, as adjusted for stock splits, stock dividends, reclassification and the like, when, as and if declared by the board of directors. As of December 31, 2012 and 2013, no dividends had been declared.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary (a “Liquidation”), the holders of the then-outstanding Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock, a liquidation preference of $0.1294 per share,

$0.4109 per share, $1.2446 per share, $3.3700 per share and $4.1948 per share, respectively, plus all declared but unpaid dividends for such shares.

After the payment of all liquidation preference amounts are made to the holders of convertible preferred stock, all of the remaining funds and assets of the corporation shall be distributed on a pro rata basis among the holders of common stock. In the event that the holders of a series of preferred stock would have received an aggregate amount greater than their respective liquidation preference if they had converted their respective shares of such series of convertible preferred stock into common stock immediately prior to such Liquidation, then such holders will be deemed to have converted their shares of such series of convertible preferred stock into shares of common stock immediately prior to the Liquidation.

Conversion

Each share of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock is convertible into such number of fully paid and nonassessable shares of common stock as is determined by dividing $0.1294, $0.4109, $1.2446, $3.3700 and $4.1948, respectively, by the conversion price at the time in effect for each such share of convertible preferred stock. As of December 31, 2013, the conversion price was $0.1294, $0.4109, $1.2446, $3.3700 and $4.1948, per share for the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock, respectively. The conversion price of all series of preferred stock will be adjusted for specified dilutive issuances of common stock at a price lower than the original issue price and in the event of specified stock splits, combinations, reclassifications or other reorganizations. The shares of convertible preferred stock convert either at the option of the holder or automatically upon (i) the sale of the Company’s common stock in a firm commitment underwritten public offering at a offering price per share that is not less than $8.3896 (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate proceeds to the Company of at least $50,000,000 (net of underwriting discounts and commissions), (ii) with respect to the Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock, upon the written consent of the holders of at least sixty-seven percent of the outstanding shares of Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock, voting together as a separate class, (iii) with respect to the Series D convertible preferred stock, upon the written consent of the holders of a majority of the outstanding shares of Series D convertible preferred stock, voting as a separate class, or (iv) with respect to the Series E convertible preferred stock, upon the written consent of the holders of a majority of the outstanding shares of Series E convertible preferred stock, voting as a separate class.

Redemption

The convertible preferred stock is not redeemable.

Series B Preferred Stock Warrants

In January 2009, the Company issued a warrant to purchase up to 170,357 shares of Series B convertible preferred stock with an exercise price of $0.4109 per share to a financial institution in connection with a loan facility. The warrant is exercisable for ten years from the date of issuance. In May 2009, the Company issued an additional warrant to purchase up to 85,179 shares of Series B convertible preferred stock with an exercise price of $0.4109 per share to the financial institution in connection with the loan facility. The fair value of the warrants was recorded as a discount to notes payable at the time of issuance and the warrants were remeasured as of December 31, 2012 and 2013 at fair value. As of December 31, 2012 and 2013, the warrants to purchase Series B convertible preferred stock were outstanding.

Series D Preferred Stock Warrants

In August 2010, the Company issued a warrant to purchase up to 148,365 shares of Series D convertible preferred stock at an exercise price of $3.37 per share in connection with a loan facility. The warrant is exercisable for seven years from the date of issuance. In March 2011, the Company issued an additional warrant to purchase up to 51,929 shares of Series D convertible preferred stock with an exercise price of $3.37 per share in connection with an amendment of the loan facility. The warrant is exercisable for seven years from the date of issuance. The fair value of the warrants was recorded as a discount to notes payable at the time of issuance and the warrants were remeasured as of December 31, 2012 and 2013. As of December 31, 2012 and 2013, the warrants to purchase Series D convertible preferred stock were outstanding.

(7)    Stock Option Plans

The 2007 Stock Plan (the “Plan”) authorized the board of directors to grant incentive stock options, nonstatutory stock options and restricted stock to eligible participants for up to 11,397,922 shares of common stock. Under the Plan, incentive stock options are to be granted at a price that is not less than 100% of the fair market value of the stock at the date of grant. Options for new employees generally vest over a four-year period, with 25% vesting on the first anniversary of such employee’s hire date and ratably each month over the ensuing 36-month period. Stock options generally expire ten years after the date of grant. Merit and promotion options generally vest monthly over a four-year period, and generally expire ten years after the date of grant. Incentive stock options granted to stockholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at an exercise price not to be less than 110% of the fair market value of the stock on the date of grant.

The following table summarizes activity under the Plan:

	Shares Available for Grant	Shares Subject to Options Outstanding			Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
		Shares Subject to Options Outstanding	Weighted Average Exercise Price
						(in thousands)
Outstanding—December 31, 2011	3,093,020	2,977,565	$	2.67	8.54

Additional shares reserved	—	—		—
Options granted	(2,468,796)	2,468,796		2.36
Options exercised	—	(66,590)		0.89
Options canceled	908,498	(908,489)		2.14

Outstanding—December 31, 2012	1,532,722	4,471,282	$	2.13	8.50	$4,026

Additional shares reserved	5,000,000	—		—
Options granted	(3,645,375)	3,645,375		3.40
Options exercised	—	(104,455)		1.22
Options canceled	878,377	(878,377)		2.70

Outstanding—December 31, 2013	3,765,724	7,133,825	$	2.72	8.15	$22,389

Options vested and expected to vest—December 31, 2013		5,363,189	$	2.62	7.98	$17,369
Options exercisable—December 31, 2013		2,994,203	$	2.18	7.30	$11,010

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common stock at December 31, 2013 and the exercise price of outstanding, in-the-money stock options. The total intrinsic value of options exercised for 2011, 2012 and 2013 was approximately $0.3 million, $0.1 million and $0.2 million, respectively.

The weighted average fair value on the date of grant for options granted during 2011, 2012 and 2013 was $1.70, $0.89 and $1.42, respectively. As of December 31, 2011, 2012 and 2013, 1,135,755, 1,707,684 and 2,906,702 shares subject to options were vested, respectively. The total fair value of shares vested during 2011, 2012 and 2013 was $0.9 million, $0.9 million, and $1.4 million, respectively.

In March 2012, the Company completed an offer to reprice certain employee stock options issued under the Plan. Certain previously granted options with an original exercise price greater than $2.10 per share were repriced to $2.10 per share, which was the fair market value of the Company’s common stock as determined by the board of directors. Options to purchase an aggregate of 2,113,754 shares of common stock were repriced upon completion of the repricing program. The repriced options retained their original vesting schedule. The repricing resulted in a modification charge of $0.5 million, of which the proportion attributable to vested options was recognized on the modification date and the remaining amount is being recognized over the remaining vesting periods of the options. Stock-based compensation expense recognized in 2012 and 2013 pertaining to the repriced options was approximately $0.2 million and $0.1 million, respectively.

Stock-Based Compensation Associated with Awards to Employees

The Company estimates the fair value of stock options using the Black-Scholes pricing model. The fair value of employee stock options is amortized on a straight-line basis over the requisite service period of the awards. As of December 31, 2013, there was $3.1 million of total unrecognized compensation cost related to unvested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 3.0 years.

The following table presents the assumptions used to estimate the fair value of options granted during the years presented:

Year Ended December 31,
	2011	2012	2013
Expected term (in years)	6.0-6.1	5.5-6.1	3.5-6.2
Expected volatility	38.0%-39.5%	41.5%-42.5%	42.6%-44.5%
Risk-free interest rate	1.9%-2.6%	0.8%-1.2%	0.5%-2.0%
Dividend yield	—	—	—

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting term (using the simplified method) and contractual terms as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

Forfeitures were estimated based on an analysis of the Company’s historical forfeiture data and management’s expectations about likely future forfeiture behavior.

The following table presents the effects of stock-based compensation expense related to stock-based awards to employees on the Company’s consolidated statements of operations during the periods presented:

	Year Ended December 31,
	2011		2012		2013
	(in thousands)
Cost of revenues	$	48	$	87	$	118
Marketing		159		105		179
Research and development		356		587		777
General and administrative		290		541		858

Total	$	853	$	1,320	$	1,932

Stock-Based Compensation Associated with Awards to Nonemployees

During 2011, the Company granted stock options to purchase 23,850 shares of common stock to consultants in exchange for services. The weighted-average exercise price was $3.98. No such awards were granted in 2012 and 2013. Stock-based compensation expense related to stock options granted to nonemployees is recognized as the stock options are earned. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered.

The following table presents the assumptions used to estimate the fair value of stock options granted during the years presented

	Year Ended December 31,
	2011	2012	2013
Expected term (in years)	9.9	n/a	n/a
Expected volatility	44.7%	n/a	n/a
Average risk-free interest rate	3.2%	n/a	n/a
Dividend yield	—	n/a	n/a

The stock-based compensation expense will fluctuate as the estimated fair value of the common stock fluctuates until the award vests. In connection with the grant of stock options to nonemployees, the Company recorded stock-based compensation expense of $0.1 million for 2011.

(8)    Revenues by Geographic Area

Revenues by geographic area are based on the self-reported location of the member. The following table sets forth revenues by geographic area:

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except percentages)
Geographic revenues:
United States	$	51,141	$	53,651	$	91,734
International (1)		46,094		55,476		86,498

Total revenues	$	97,235	$	109,127	$	178,232

Geographic revenues as a percentage of total revenues:
United States		53%		49%		51%
International (1)		47%		51%		49%

(1)	In 2011, 2012 and 2013, the United Kingdom was 11%, 10% and 9% of total revenues, respectively.

(9)    Commitments and Contingencies

Operating and Capital Leases

The Company leases office space and data center facilities under two operating leases with expiration dates between December 2017 and July 2018. The Company also leases equipment under capital leases with expiration dates between July 2015 and October 2016. As of December 31, 2013, future minimum lease payments under the Company’s capital and operating leases were as follows:

	Capital Leases		Operating Leases
	(in thousands)
2014	$	2,330	$	2,995
2015		2,117		2,649
2016		775		2,687
2017		—		2,755
Thereafter		—		1,315

Total minimum lease payments	$	5,222	$	12,401

Less: amount representing interest		(668)

Present value of capital lease obligations	$	4,554

The future minimum lease payments under the Company’s operating leases shown above have not been reduced by $0.3 million of sublease income to be received in the future under a noncancelable sublease. Rent expense for 2011, 2012 and 2013 was $1.1 million, $2.8 million and $2.2 million, respectively.

Legal Proceedings

From time to time, the Company is involved in various legal proceedings arising from the normal course of business activities, such as patent infringement claims and consumer or advertising complaints. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation or contingencies. A liability is recorded when and if it is determined that such a liability for litigation or contingencies is both probable and estimable. Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings the outcome of which, it believes, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its business, operating results or financial condition.

Indemnification

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment by the Company may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. In addition, the Company has indemnification agreements with its directors and executive officers. It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements. No amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(10)    Income Taxes

The Company’s total income tax provision for 2011, 2012 and 2013 was $800, $800 and $1,200, respectively, for state minimum taxes as the Company generated net losses for all years. State taxes are included as general and administrative expenses in the consolidated statements of operations due to their insignificance.

The Company’s effective tax rate, as a percentage of pre-tax income, differs from the statutory federal rate primarily due to the valuation allowance that the Company records on its deferred tax assets as management believes it is more likely than not that the net deferred tax assets will not be fully realizable. The rate reconciliation is as follows:

	December 31,
	2011	2012	2013
Statutory federal income tax rate	(35)%	(35)%	(35)%
State taxes net of federal benefit	(4)	(4)	(25)
Permanent differences	3	2	31
Change in valuation allowance	29	42	44
Credits	(3)	(1)	(14)
Other	10	(4)	(1)

Effective tax rate	—%	—%	—%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and the amounts used for tax purposes. The major components of deferred tax assets (liabilities) were as follows:

	December 31,
	2012		2013
	(in thousands)
NOL carryforwards	$	32,723	$	32,856
Credits		1,059		2,173
Accruals and reserves		2,753		3,528
Property and equipment		155		—

Total deferred tax assets		36,690		38,557
Property and equipment		—		(716)
Valuation allowance		(36,690)		(37,841)

Net deferred tax assets	$	—	$	—

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. The Company’s management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized, and accordingly, for 2013, the Company has provided a valuation allowance against the Company’s U.S. net deferred tax assets. The net valuation allowance increased by $3.6 million, $8.7 million and $1.2 million during 2011, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, the Company had federal net operating loss carryforwards of $81.0 million and $81.6 million, respectively. As of December 31, 2012 and 2013, the Company had state net operating loss carryforwards of $76.1 million and $74.8 million, respectively. The federal and state net operating loss carryforwards begin expiring in 2027 and 2017, respectively.

As of December 31, 2012 and 2013, the Company had federal research and development credit carryforwards of $0.5 million and $1.5 million, respectively. As of December 31, 2012 and 2013, the Company had research and development state credit carryforwards as well as California Enterprise Zone credits of $0.9 million and $2.6 million, respectively. The federal credit carryforwards begin expiring in 2027. The state credits carryforwards do not expire.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization. An analysis was conducted through December 31, 2012 to determine whether an ownership change had occurred since inception. The analysis indicated that an ownership change occurred in a prior year, causing net operating losses and research and development credits as of December 31, 2012 to be limited annually pursuant to IRC Section 382. In the event the Company has subsequent changes in ownership, net operating losses and research and development credit carryovers could be further limited and may expire unutilized.

Uncertain Tax Provision

ASC 740-10 “Accounting for Uncertainty in Income Taxes – an interpretation of Financial Accounting Standards Board (FASB) Statement ASC 740-10” prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company maintains a valuation allowance against total deferred tax assets as a result of uncertainties regarding the realization of the asset based upon the lack of profitability and the uncertainty of future profitability which offsets the changes in the below table.

	(in thousands)
Balance at December 31, 2012	$	—
Tax positions related to the current year:
Additions		491
Tax positions related to the prior year:
Additions		706

Balance at December 31, 2013	$	1,197

The Company’s policy is to account for interest and penalties as income tax expense. As of December 31, 2013, the Company had no interest or penalties related to unrecognized tax benefits. As of December 31, 2013, the total amount of unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate is zero. The Company does not anticipate that the Company’s existing unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files U.S. federal income tax returns as well as state income tax returns for California and Minnesota. The Company is subject to U.S. federal and California income tax examination for calendar tax years ended 2007 through 2012. The Company is not currently under audit in any tax jurisdiction.

(11)    401(k) Plan

Effective January 1, 2009, the Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable.

(12)    Subsequent Events

The Company has evaluated subsequent events through February 21, 2014, the date the consolidated financial statements were available for issuance.

In February 2014, the Company’s board of directors and stockholders approved an increase to the authorized common stock under the Company’s amended and restated certificate of incorporation of 2,000,000 shares and a corresponding increase to the number of shares available for issuance under the Plan.

In February 2014, the Company’s board of directors awarded stock options to purchase up to 4,503,750 shares of common stock to employees and a director with an exercise price of $5.86.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions to Allowance	Reductions to Allowance	Balance at End of Year
	(in thousands)
2011	$(175)	$(5,789)	$5,647	$(317)
2012	(317)	(7,906)	7,693	(530)
2013	(530)	(7,954)	8,014	(470)

All other financial statement schedules have been omitted because they are not applicable or the required information is shown in our consolidated financial statements and related notes.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and                     listing fee:

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation to be effective upon the closing of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated bylaws to be effective upon the closing of this offering, provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the amended and restated bylaws are not exclusive.

Prior to the closing of this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which will provide for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Item 15. Recent Sales of Unregistered Securities.

From February 1, 2011 through February 20, 2014, the Registrant issued and sold the following unregistered securities:

1.	The Registrant granted to its directors, officers, employees, consultants and other service providers options to purchase 13,466,525 shares of its common stock under its 2007 Stock Plan with per share exercise prices ranging from $2.10 to $5.86. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act or Section 4(a)(2) of the Securities Act.

2.	The Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 312,944 shares of its common stock under its 2007 Stock Plan upon the exercise of options at exercise prices ranging from $0.10 to $3.03 per share. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act or Section 4(a)(2) of the Securities Act.

3.	On March 24, 2011, the Registrant issued a warrant to purchase 51,929 shares of its Series D preferred stock at an exercise price of $3.37 per share to an accredited investor. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

4.	From December 2011 to January 2012, the Registrant sold an aggregate of 5,030,037 shares of its Series E preferred stock to 14 accredited investors at a purchase price of $4.1948 per share for an aggregate purchase price of $21.1 million. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

5.	On February 4, 2013, the Registrant issued a warrant to purchase 56,140 shares of its common stock at an exercise price of $2.85 per share to an accredited investor. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions represented to the receipt of adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation, to be effective in connection with the closing of this offering.

3.3	Amended and Restated Bylaws, as amended and currently in effect.

3.4†	Form of Amended and Restated Bylaws, to be effective in connection with the closing of this offering.

4.1†	Form of Registrant’s Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement, dated December 21, 2011, by and among the Registrant and certain of its stockholders.

4.3	Warrant to Purchase Shares of Preferred Stock, dated January 23, 2009, between Registrant and Costella Kirsch V, L.P.

4.4	Warrant to Purchase Shares of Preferred Stock, dated May 28, 2009, between Registrant and Costella Kirsch V, L.P.

4.5	Warrant to Purchase Shares of Preferred Stock, dated August 23, 2010, between Registrant and Lighthouse Capital Partners VI, L.P., as amended November 15, 2010.

4.6	Warrant to Purchase Shares of Preferred Stock, dated March 24, 2011, between Registrant and Lighthouse Capital Partners VI, L.P.

4.7	Warrant to Purchase Shares of Common Stock, dated February 4, 2013, between Registrant and Silicon Valley Bank.

5.1†	Opinion of Fenwick & West LLP.

10.1†	Form of Indemnification Agreement.

10.2	2007 Stock Plan and forms of award agreements thereunder.

10.3†	2014 Equity Incentive Plan, to become effective on the date immediately prior to the date the registration statement is declared effective, and forms of award agreements thereunder.

Exhibit Number	Description of Document

10.4†	2014 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and forms of award agreements thereunder.

10.5†	Offer Letter, dated October 28, 2007, between Registrant and Shayan Zadeh.

10.6†	Offer Letter, dated October 28, 2007, between Registrant and Alex Mehr.

10.7†	Offer Letter, dated April 9, 2010, between Registrant and Peter Offringa.

10.8	Office Lease, dated April 10, 2012, by and between Registrant and 989 Market Associates, LLC.

10.9	Loan and Security Agreement, dated February 4, 2013, between Registrant and Silicon Valley Bank.

21.1	List of subsidiaries of Registrant.

23.1†	Consent of KPMG LLP, independent registered public accounting firm.

23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (see page II-5 to this Registration Statement on Form S-1).

†	To be filed by amendment.

(b)	Financial Statement Schedules.

No financial statement schedules other than Schedule II are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (“Securities Act”), the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the     day of                     2014.

ZOOSK, INC.

By:
	Name:	Shayan Zadeh
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kelly Steckelberg and Eric Barnett, and each of them, as his or her true and lawful attorney-in-fact, proxy and agent, each with full power to act separately and with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Shayan Zadeh	Co-Founder, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Alex Mehr	Co-Founder, President and Director	, 2014

Kelly S. Steckelberg	Chief Financial Officer and Chief Operating Officer (Principal Accounting and Financial Officer)	, 2014

Aida M. Alvarez	Director	, 2014

David Cowan	Director	, 2014

Jeff Epstein	Director	, 2014

Jeffrey Jordan	Director	, 2014

Deepak Kamra	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation, to be effective in connection with the closing of this offering.

3.3	Amended and Restated Bylaws, as amended and currently in effect.

3.4†	Form of Amended and Restated Bylaws, to be effective in connection with the closing of this offering.

4.1†	Form of Registrant’s Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement, dated December 21, 2011, by and among the Registrant and certain of its stockholders.

4.3	Warrant to Purchase Shares of Preferred Stock, dated January 23, 2009, between Registrant and Costella Kirsch V, L.P.

4.4	Warrant to Purchase Shares of Preferred Stock, dated May 28, 2009, between Registrant and Costella Kirsch V, L.P.

4.5	Warrant to Purchase Shares of Preferred Stock, dated August 23, 2010, between Registrant and Lighthouse Capital Partners VI, L.P., as amended November 15, 2010.

4.6	Warrant to Purchase Shares of Preferred Stock, dated March 24, 2011, between Registrant and Lighthouse Capital Partners VI, L.P.

4.7	Warrant to Purchase Shares of Common Stock, dated February 4, 2013, between Registrant and Silicon Valley Bank.

5.1†	Opinion of Fenwick & West LLP.

10.1†	Form of Indemnification Agreement.

10.2	2007 Stock Plan and forms of award agreements thereunder.

10.3†	2014 Equity Incentive Plan, to become effective on the date immediately prior to the date the registration statement is declared effective, and forms of award agreements thereunder.

10.4†	2014 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and forms of award agreements thereunder.

10.5†	Offer Letter, dated October 28, 2007, between Registrant and Shayan Zadeh.

10.6†	Offer Letter, dated October 28, 2007, between Registrant and Alex Mehr.

10.7†	Offer Letter, dated April 9, 2010, between Registrant and Peter Offringa.

10.8	Office Lease, dated April 10, 2012, by and between Registrant and 989 Market Associates, LLC.

10.9	Loan and Security Agreement, dated February 4, 2013, between Registrant and Silicon Valley Bank.

21.1	List of subsidiaries of Registrant.

23.1†	Consent of KPMG LLP, independent registered public accounting firm.

23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (see page II-5 to this Registration Statement on Form S-1).

†	To be filed by amendment.